Filed Pursuant to Rule 424(b)(4)
Registration No. 333-128631

PROSPECTUS

6,250,000 Shares

COMMON STOCK

Threshold Pharmaceuticals, Inc. is offering 6,250,000 shares of its common stock.

Our common stock is quoted on The Nasdaq National Market under the symbol “THLD.” On October 11, 2005, the reported last sale price of the common stock was $10.46 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 7.

PRICE $10.46 A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Threshold
Per Share	$10.4600	$.6276	$9.8324
Total	$65,375,000	$3,922,500	$61,452,500

We and the selling stockholders have granted the underwriters the right to purchase up to an additional 937,500 shares of our common stock to cover over-allotments, if any, within 30 days from the date of this prospectus. We will not receive any proceeds from the sale of shares by the selling stockholders.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on October 17, 2005.

MORGAN STANLEY

CIBC WORLD MARKETS

LAZARD CAPITAL MARKETS

October 11, 2005

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or incorporated by reference is accurate only as of the respective dates thereof, regardless of the time of delivery of this prospectus, or of any sale of the common stock. It is important for you to read and consider all information contained in this prospectus, including the documents incorporated by reference herein, in making your investment decision. You should also read and consider the information in the documents we have referred you to in “Where You Can Find More Information” below.

PROSPECTUS SUMMARY

This summary provides an overview of selected information and does not contain all the information you should consider. You should carefully read this prospectus, including the information under “Risk Factors,” together with the additional information described under “Where You Can Find More Information” before you decide whether to purchase our common stock. When used in this prospectus, unless otherwise indicated, the terms “we”, “our”, and “us” refer to Threshold Pharmaceuticals, Inc.

Overview

We are a biotechnology company focused on the discovery, development and commercialization of drugs based on Metabolic Targeting, an approach that targets fundamental differences in metabolism between normal and certain diseased cells. We are building a pipeline of drugs that are designed to selectively target tumor cells and abnormally proliferating cells so that the drugs are efficacious and less toxic to healthy tissues than conventional drugs, thereby providing improvements over current therapies.

Our initial clinical focus is the treatment of benign prostatic hyperplasia, or BPH, a disease characterized by overgrowth of the prostate, and the treatment of cancer. We have three product candidates for these programs, for which we have exclusive worldwide marketing rights:

•	TH-070, our lead product candidate for the treatment of symptomatic BPH, has completed a Phase 2 clinical trial in Italy. We initiated a Phase 2 trial in the United States in June 2005 and a Phase 3 trial in Europe in August 2005, both of which are multi-centered, randomized, blinded and placebo controlled trials.

•	Glufosfamide, our lead product candidate for cancer, has completed two Phase 1 and five Phase 2 clinical trials in patients with various solid tumors. In September 2004, we initiated a pivotal Phase 3 clinical trial of glufosfamide for the second-line treatment of pancreatic cancer. We have received a special protocol assessment from the United States Food and Drug Administration, or FDA, for this trial. Glufosfamide for the second-line treatment of pancreatic cancer has also received FDA Fast Track designation. We also initiated a Phase 1/2 trial for glufosfamide in December of 2004 for the first-line treatment of pancreatic cancer in combination with Gemzar.

•	2DG, or 2-deoxyglucose, our product candidate for the treatment of solid tumors, is being evaluated in a Phase 1 clinical trial alone and as a combination therapy. This trial began in the first quarter of 2004.

We are also working to discover novel drug candidates that will specifically target cancer cells, and we have identified lead compounds with promising in vitro data. We are investigating additional compounds for activity against BPH.

Metabolic Targeting

Metabolic Targeting is a therapeutic approach that targets fundamental differences in energy metabolism between normal and certain diseased cells. To survive, these diseased cells rely predominantly on glycolysis, also called glucose metabolism, which is the process by which glucose is converted to energy. As a consequence, these cells consume more glucose than do normal cells. Metabolic Targeting takes advantage of these metabolic differences to selectively target these diseased cells.

Since BPH cells rely predominantly on glycolysis for energy production, we believe that Metabolic Targeting will enable us to develop a new class of drugs to treat the disease more rapidly and effectively, with fewer side effects than current therapies. For the treatment of cancer, we believe that our product candidates based on Metabolic Targeting can be broadly applied to the treatment of most solid tumors and have the potential to significantly increase the effectiveness of existing therapies. Metabolic Targeting provides the opportunity to treat not only rapidly dividing tumor cells, which are targeted by chemotherapy and radiation, but also slowly dividing tumor cells that generally evade these traditional therapies and ultimately contribute to relapse. We believe that our focus on Metabolic Targeting, combined with our expertise in medicinal chemistry and drug development, provides us with the capability to identify, discover and develop novel therapies.

TH-070

TH-070, our lead product candidate for the treatment of symptomatic BPH, is an orally administered small molecule that has been reported to inhibit glycolysis by inactivating hexokinase, the enzyme that catalyzes the first step in glycolysis. By targeting the metabolism of glucose and other processes that are essential for prostate cell viability, TH-070 kills prostate cells, reducing the size of the prostate, and therefore may provide an effective treatment for symptomatic BPH. We have completed a Phase 2 trial in Italy of TH-070 in 30 men with symptomatic BPH. In this study, TH-070 appeared to be generally well tolerated when administered at a dose of 150 mg orally every day for 28 days. The drug appears to be active in treating BPH. Using baseline values as a control, statistically significant changes in all efficacy endpoints were observed. Based on these data demonstrating tolerability and important clinical activity, an investigational new drug application, or IND, was submitted to the FDA in the second quarter of 2005. We initiated two multi-center, placebo controlled, double blind, randomized clinical studies: a Phase 2 dose ranging study in the U.S. initiated in June 2005 and a Phase 3 study in Europe initiated in August 2005. We expect to have results from both of these studies by the end of 2006, and that further efficacy and safety clinical trials will be necessary to achieve marketing approval.

Glufosfamide

Glufosfamide, our lead product candidate for cancer, is a small molecule in clinical development for the treatment of pancreatic cancer. We are developing glufosfamide as an intravenous single agent for the second-line treatment of metastatic pancreatic cancer, and in combination with Gemzar® (gemcitabine) for the first-line treatment of inoperable locally advanced or metastatic pancreatic cancer. Gemzar, a patented drug marketed by Eli Lilly and Company, is currently the standard of care for the treatment of pancreatic cancer.

In September 2004, we initiated a pivotal Phase 3 trial of glufosfamide for the treatment of patients with metastatic pancreatic cancer who have failed treatment with Gemzar. This trial will compare the survival of patients treated with glufosfamide to patients who receive best supportive care. The FDA has completed a special protocol assessment for this trial and concluded that the trial design and analysis would support a new drug application submission if the study is performed according to the special protocol assessment and the trial meets its primary endpoint by demonstrating a statistically significant effect on patient survival. In addition, glufosfamide for the treatment of second-line pancreatic cancer has been granted Fast Track designation by the FDA. As part of our registration and approval strategy, in December 2004, we initiated a Phase 1/2 trial to evaluate various doses of glufosfamide in combination with Gemzar for the first-line treatment of advanced pancreatic cancer patients. We are developing glufosfamide for pancreatic cancer based on activity seen in previous clinical trials, a known increase in glucose uptake in pancreatic cancer cells and the extreme hypoxia, or reduction of oxygen supply, in tumors of this type.

Glufosfamide has been evaluated in two Phase 1 and five Phase 2 clinical trials that together enrolled over 200 patients with a variety of advanced-stage cancers. In the Phase 2 trials, glufosfamide showed activity against breast, colon, non-small cell lung and pancreatic cancers, but not a type of brain cancer called glioblastoma. In a 34-patient Phase 2 trial of patients with advanced pancreatic cancer, overall median survival with glufosfamide was estimated at 5.6 months, and two-year survival was estimated at 9%. In the Phase 1 and Phase 2 trials, glufosfamide was generally well tolerated, with few drug-related serious adverse events. The safety and efficacy of glufosfamide to treat pancreatic cancer will need to be demonstrated in our pivotal Phase 3 program before we can receive marketing approval from the FDA or foreign regulatory agencies.

2DG

2DG, our product candidate for the treatment of solid tumors, is in a Phase 1 trial. 2DG is an orally administered small molecule that employs Metabolic Targeting to treat solid tumors by directly inhibiting glycolysis, the major source of energy production in these tissues. Because tumor cells in general, and those in hypoxic zones in particular, are dependent on glycolysis for survival, tumor cells are particularly sensitive to the effect of 2DG. We are conducting a Phase 1 trial of daily 2DG as a single agent and in combination with Taxotere® (docetaxel) to evaluate the safety, blood levels and maximum tolerated dose of 2DG in patients with solid tumors.

Provided our completed safety study yields favorable results, we are planning to initiate at least one Phase 2 study that will include randomized, blinded, multiple-dose arms designed to evaluate the safety and efficacy of 2DG given continuously in combination with chemotherapy. We will choose indications and appropriate combination therapies for our Phase 2 program based on the results of the ongoing Phase 1 trial.

Our Strategy

Our goal is to create a leading biotechnology company that develops and commercializes drugs based on Metabolic Targeting, with an initial focus on BPH and cancer. Key elements of our strategy are to:

•	Develop TH-070, glufosfamide and 2DG successfully;

•	Continue to broaden our pipeline by sourcing, identifying, discovering and developing new compounds;

•	Build on our expertise in Metabolic Targeting through continued research in cellular metabolism; and

•	Execute our commercialization strategy by developing sales and marketing capabilities in select markets and partnerships in other markets.

In executing our business strategy, we face significant risks and uncertainties, which are highlighted in the section entitled “Risk Factors.” We are a development stage company and have a limited operating history. We have experienced operating losses since our inception, and we expect to incur significantly greater operating losses for the next several years as we advance our clinical development programs and initiate commercialization activities. None of our product candidates has been approved for sale by the FDA, and we have not generated any revenue since our inception. If we are unable to develop, receive regulatory approval for and successfully commercialize any of our product candidates, we will be unable to generate significant revenues, and we may never become profitable.

Our Corporate Information

We were incorporated in Delaware on October 17, 2001. Our principal executive offices are located at 1300 Seaport Boulevard, Redwood City, California, 94063. Our telephone number is (650) 474-8200. Our website is located at www.thresholdpharm.com. Information contained on, or that can be accessed through, our website is not part of this prospectus.

Threshold Pharmaceuticals, Inc., our logo and Metabolic Targeting are our trademarks. Other trademarks, trade names and service marks used in this prospectus are the property of their respective owners.

THE OFFERING

Common stock offered	6,250,000 shares

Common stock to be outstanding after the offering	37,110,256 shares

Use of proceeds

We intend to use the net proceeds from this offering for clinical development of our TH-070, glufosfamide and 2DG product candidates, research and development, initial development of sales and marketing capabilities, working capital, capital expenditures and other general corporate purposes, including potential strategic acquisitions of companies, products or technologies. See “Use of Proceeds” for additional information.

Risk Factors	See “Risk Factors” and the other information in this prospectus for important information that you should consider before deciding whether to invest in shares of our common stock.

Nasdaq National Market symbol	THLD

The number of shares of our common stock to be outstanding after the closing of this offering is based on 30,860,256 shares outstanding as of September 15, 2005.

The number of shares of our common stock outstanding after the offering excludes:

•	826,337 shares of common stock issuable upon exercise of stock options outstanding as of September 15, 2005 at a weighted average exercise price of $7.22 per share;

•	1,910,393 shares of common stock available for future grants under our 2004 Equity Incentive Plan as of September 15, 2005; and

•	691,478 shares of common stock reserved for issuance under our 2004 Employee Stock Purchase Plan as of September 15, 2005.

Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise their right to purchase up to 937,500 shares of our common stock to cover over-allotments, if any. Certain of our stockholders will sell up to 468,750 shares of common stock and we will sell up to 468,750 shares of common stock if the underwriters exercise their over-allotment right. We will not receive any proceeds from the sale of shares of our common stock, if any, by such stockholders in this offering. We will sell any exercised over-allotment shares not sold by the selling stockholders.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary financial data set forth below should be read in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. See Note 2 to our consolidated financial statements for information regarding computation of net loss per share attributable to common stockholders.

	Years Ended December 31,			Six Months Ended June 30,		Cumulative Period from October 17, 2001 (date of inception) to June 30, 2005
	2002	2003	2004	2004	2005
	(In thousands, except per share data)
Operating expenses:
Research and development(1)	$2,179	$6,252	$16,327	$6,130	$13,123	$37,916
General and administrative(1)	306	2,057	7,649	3,097	5,306	15,517

Total operating expenses	2,485	8,309	23,976	9,227	18,429	53,433

Loss from operations	(2,485)	(8,309)	(23,976)	(9,227)	(18,429)	(53,433)
Interest income	27	65	443	193	720	1,254
Interest expense	—	(59)	(33)	(21)	(17)	(110)

Net loss	(2,458)	(8,303)	(23,566)	(9,055)	(17,726)	(52,289)
Dividend related to beneficial conversion feature of convertible preferred stock	—	(40,862)	—	—	—	(40,862)

Net loss attributable to common stockholders	$(2,458)	$(49,165)	$(23,566)	$(9,055)	$(17,726)	$(93,151)

Net loss per common share:
Basic and diluted	$(34.62)	$(501.68)	$(20.25)	$(12.90)	$(0.79)

Weighted average number of shares used in per common share calculations:
Basic and diluted	71	98	1,164	702	22,559

(1)	Includes non-cash stock-based compensation of:

	Years Ended December 31,			Six Months Ended June 30,		Cumulative Period from October 17, 2001 (date of inception) to June 30, 2005
	2002	2003	2004	2004	2005
Research and development (employee)	$—	$57	$2,279	$588	$1,403	$3,739
Research and development (non-employee)	21	256	681	227	156	1,114
General and administrative (employee)	1	753	3,015	874	1,554	5,323
General and administrative (non-employee)	—	—	—	—	198	198

Total non-cash stock-based compensation	$22	$1,066	$5,975	$1,689	$3,311	$10,374

The following table presents a summary of our balance sheet as of June 30, 2005:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale of shares of common stock by us in this offering at an offering price of $10.46 per share, after deducting underwriting discounts and commissions and estimated offering costs to be paid by us.

	As of June 30, 2005
	Actual	As Adjusted
	(In thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$54,531	$115,537
Working capital	45,038	106,044
Total assets	57,951	118,957
Notes payable, less current portion	234	234
Total stockholders’ equity	46,783	107,789

RISK FACTORS

Any investment in our stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below and all information contained in this prospectus, before you decide whether to purchase our common stock. The trading price of our common stock could decline due to any of these risks or uncertainties, and you may lose part or all of your investment.

Risks Related to Our Business

We are substantially dependent upon the success of our TH-070 and glufosfamide product candidates. Pivotal clinical trials for our products may not demonstrate efficacy or lead to regulatory approval.

We will not be able to commercialize our lead product candidates, TH-070 and glufosfamide, until we obtain FDA approval in the United States or approval by comparable regulatory agencies in Europe and other countries. To satisfy FDA or foreign regulatory approval standards for the commercial sale of our product candidates, we must demonstrate in adequate and controlled clinical trials that our product candidates are safe and effective. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier clinical trials. For example, estimates of survival time in cancer trials or percentages obtained from small scale Phase 2 clinical trials are not necessarily indicative of the results in larger clinical trials.

There can be no assurance that our ongoing clinical trials for symptomatic BPH will confirm results from our Phase 2 trial in Italy, will show that beneficial results of TH-070 will be sustained beyond 28 days, or will lead to regulatory approval. We initiated a Phase 2 trial in the United States in June 2005 and a Phase 3 trial in several European countries in August 2005 for this indication; however, we expect regulatory agencies will require additional clinical trials and may require additional preclinical studies to support approval of TH-070 for the treatment of symptomatic BPH.

Phase 1 and Phase 2 safety trials of glufosfamide were conducted on small numbers of patients and were designed to evaluate the activity of glufosfamide on a preliminary basis. However, these trials were not designed to demonstrate the efficacy of glufosfamide as a therapeutic agent. There can be no assurance that results similar to our Phase 1 and 2 trials will be observed in subsequent trials, or that such results will prove to be statistically significant or demonstrate safety and efficacy to the satisfaction of the FDA or other regulatory agencies. In Phase 2 studies, glufosfamide has not shown clinical activity for the treatment of glioblastoma and has only demonstrated marginal activity for the treatment of non-small cell lung cancer. The clinical trial we commenced in September 2004 for the second-line treatment of pancreatic cancer is intended to serve as a pivotal Phase 3 trial. If the results from this trial are not persuasive as determined by the FDA, then this trial will not serve as the basis for FDA approval. We may decide to conduct additional clinical trials or other studies, or the FDA may require us to conduct additional clinical trials or other studies prior to accepting our NDA or granting marketing approval.

Our product candidates must undergo rigorous clinical testing, the results of which are uncertain and could substantially delay or prevent us from bringing them to market.

Before we can obtain regulatory approval for a product candidate, we must undertake extensive clinical testing in humans to demonstrate safety and efficacy to the satisfaction of the FDA or other regulatory agencies. Clinical trials of new drug candidates sufficient to obtain regulatory marketing approval are expensive and take years to complete.

We cannot be assured of successfully completing clinical testing within the time frame we have planned, or at all. We may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent us from receiving regulatory approval or commercializing our product candidates, including the following:

•	our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and/or preclinical testing or to abandon programs;

•	the results obtained in earlier stage testing may not be indicative of results in future trials;

•	trial results may not meet the level of statistical significance required by the FDA or other regulatory agencies;

•	enrollment in our clinical trials for our product candidates may be slower than we anticipate, resulting in significant delays;

•	we, or regulators, may suspend or terminate our clinical trials if the participating patients are being exposed to unacceptable health risks; and

•	the effects of our product candidates on patients may not be the desired effects or may include undesirable side effects or other characteristics that may delay or preclude regulatory approval or limit their commercial use, if approved.

Completion of clinical trials depends, among other things, on our ability to enroll a sufficient number of patients, which is a function of many factors, including:

•	the therapeutic endpoints chosen for evaluation;

•	the eligibility criteria defined in the protocol;

•	the size of the patient population required for analysis of the trial’s therapeutic endpoints;

•	our ability to recruit clinical trial investigators and sites with the appropriate competencies and experience;

•	our ability to obtain and maintain patient consents; and

•	competition for patients by clinical trial programs for other treatments.

We may experience difficulties in enrolling patients in our clinical trials, which could increase the costs or affect the timing or outcome of these trials. This is particularly true with respect to diseases with relatively small patient populations, such as pancreatic cancer, which is an indication for our glufosfamide product candidate. In addition, we are aware that our trials for TH-070 for the treatment of symptomatic BPH may be subject to competition for patients by competing trials, which could delay enrollment for our trials.

We are subject to significant regulatory approval requirements, which could delay, prevent or limit our ability to market our product candidates.

Our research and development activities, preclinical studies, clinical trials and the anticipated manufacturing and marketing of our product candidates are subject to extensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in Europe and elsewhere. We require the approval of the relevant regulatory authorities before we may commence commercial sales of our product candidates in a given market. The regulatory approval process is expensive and time-consuming, and the timing of receipt of regulatory approval is difficult to predict. Our product candidates could require a significantly longer time to gain regulatory approval than expected, or may never gain approval. We cannot be assured that, even after expending substantial time and financial resources, we will obtain regulatory approval for any of our product candidates. A delay or denial of regulatory approval could delay or prevent our ability to generate product revenues and to achieve profitability.

Changes in regulatory approval policies during the development period of any of our product candidates, changes in, or the enactment of, additional regulations or statutes, or changes in regulatory review practices for a submitted product application may cause a delay in obtaining approval or result in the rejection of an application for regulatory approval.

Regulatory approval, if obtained, may be made subject to limitations on the indicated uses for which we may market a product. These limitations could adversely affect our potential product revenues. Regulatory approval may also require costly post-marketing follow-up studies. In addition, the labeling, packaging, adverse event reporting, storage, advertising, promotion and record-keeping related to the product will be subject to extensive ongoing regulatory requirements. Furthermore, for any marketed product, its manufacturer and its manufacturing facilities will be subject to continual review and periodic inspections by the FDA or other regulatory authorities. Failure to comply with applicable regulatory requirements may, among other things, result in fines, suspensions of regulatory approvals, product recalls, product seizures, operating restrictions and criminal prosecution.

The “Fast Track” designation for development of glufosfamide for the treatment of refractory pancreatic cancer may not lead to a faster development or regulatory review or approval process.

If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for FDA “Fast Track” designation for a particular indication. Marketing applications filed by sponsors of products in Fast Track development may qualify for expedited FDA review under the policies and procedures offered by the FDA, but the Fast Track designation does not assure any such qualification. Although we have obtained a Fast Track designation from the FDA for glufosfamide for the treatment of second-line pancreatic cancer, we may not experience a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures. In addition, the FDA may withdraw our Fast Track designation at any time. If we lose our Fast Track designation, the approval process may be lengthened. In addition, our Fast Track designation does not increase the likelihood that glufosfamide will receive regulatory approval for the treatment of second-line pancreatic cancer.

Our product candidates are based on Metabolic Targeting, which is an unproven approach to therapeutic intervention.

All of our product candidates are based on Metabolic Targeting, a therapeutic approach that targets fundamental differences in energy metabolism between normal and certain diseased cells. We have not, nor to our knowledge has any other company, received regulatory approval for a drug based on this approach. There can be no assurance that our approach will lead to the development of approvable or marketable drugs.

In addition, the FDA or other regulatory agencies may lack experience in evaluating the safety and efficacy of drugs based on Metabolic Targeting, which could lengthen the regulatory review process, increase our development costs and delay or prevent commercialization of our product candidates.

Our product candidates may have undesirable side effects that prevent or delay their regulatory approval or limit their use if approved.

Glufosfamide is known to cause reversible toxicity to the bone marrow and kidneys, as well as nausea and vomiting. TH-070, which we are developing to treat patients with BPH, has been investigated by others as a male contraceptive because of its effects on spermatogenesis, fertility and shrinkage of testes in animals. As a consequence, these may be significant side effects that may or may not be reversible in patients treated with TH-070 for BPH. Clinical studies to investigate these side effects can be lengthy and expensive, and may be required prior to additional Phase 3 efficacy studies for TH-070. Furthermore, in clinical trials involving cancer patients at doses significantly higher than the doses of TH-070 currently being investigated for BPH, muscle and testicular pain have been observed. These side effects or others that could be identified in the course of our clinical trials or that may otherwise be associated with our product candidates may outweigh the benefits of our product candidates. Side effects may prevent or delay regulatory approval or limit market acceptance if our products are approved.

Delays in clinical testing could result in increased costs to us and delay our ability to obtain regulatory approval and commercialize our product candidates.

Significant delays in clinical testing could materially impact our product development costs and delay regulatory approval of our product candidates. We do not know whether planned clinical trials will begin on time, will need to be redesigned or will be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including delays in:

•	obtaining regulatory approval to commence a trial;

•	obtaining clinical materials;

•	reaching agreement on acceptable clinical study agreement terms with prospective sites;

•	obtaining institutional review board approval to conduct a study at a prospective site; and

•	recruiting patients to participate in a study.

Orphan drug exclusivity affords us limited protection, and if another party obtains orphan drug exclusivity for the drugs and indications we are targeting, we may be precluded from commercializing our product candidates in those indications.

We intend to seek orphan drug designation for the cancer indications that our glufosfamide and 2DG product candidates are intended to treat. Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is defined by the FDA as a disease or condition that affects fewer than 200,000 individuals in the United States. The company that obtains the first FDA approval for a designated orphan drug indication receives marketing exclusivity for use of that drug for that indication for a period of seven years. Orphan drug exclusive marketing rights may be lost if the FDA later determines that the request for designation was materially defective, or if the manufacturer is unable to assure sufficient quantity of the drug. Orphan drug designation does not shorten the development or regulatory review time of a drug. Because the prevalence of BPH is greater than 200,000 individuals in the United States, TH-070 for the treatment of symptomatic BPH is not eligible for orphan drug designation and we cannot rely on this protection to provide marketing exclusivity.

Orphan drug exclusivity may not prevent other market entrants. A different drug, or, under limited circumstances, the same drug may be approved by the FDA for the same orphan indication. The limited circumstances are an inability to supply the drug in sufficient quantities or where a new formulation of the drug has shown superior safety or efficacy. As a result, if our product is approved and receives orphan drug status, the FDA can still approve other drugs for use in treating the same indication covered by our product, which could create a more competitive market for us.

Moreover, due to the uncertainties associated with developing pharmaceutical products, we may not be the first to obtain marketing approval for any orphan drug indication. Even if we obtain orphan drug designation, if a competitor obtains regulatory approval for glufosfamide or 2DG for the same indication we are targeting before us, we would be blocked from obtaining approval for that indication for seven years, unless our product is a new formulation of the drug that has shown superior safety or efficacy, or the competitor is unable to supply sufficient quantities.

Even if we obtain regulatory approval, our marketed drugs will be subject to ongoing regulatory review. If we fail to comply with continuing United States and foreign regulations, we could lose our approvals to market drugs and our business would be seriously harmed.

Following initial regulatory approval of any drugs we may develop, we will be subject to continuing regulatory review, including review of adverse drug experiences and clinical results that are reported after our drug products become commercially available. This would include results from any post-marketing tests or vigilance required as a condition of approval. The manufacturer and manufacturing facilities we use to make any of our drug candidates will also be subject to periodic review and inspection by the FDA. If a previously unknown problem or problems with a product or a manufacturing and laboratory facility used by us is discovered, the FDA or foreign regulatory agency may impose restrictions on that product or on the manufacturing facility, including requiring us to withdraw the product from the market. Any changes to an approved product, including the way it is manufactured or promoted, often require FDA approval before the product, as modified, can be marketed. We and our contract manufacturers will be subject to ongoing FDA requirements for submission of safety and other post-market information. If we and our contract manufacturers fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters;

•	impose civil or criminal penalties;

•	suspend or withdraw our regulatory approval;

•	suspend any of our ongoing clinical trials;

•	refuse to approve pending applications or supplements to approved applications filed by us;

•	impose restrictions on our operations;

•	close the facilities of our contract manufacturers; or

•	seize or detain products or require a product recall.

The FDA and foreign regulatory authorities impose significant restrictions on the indicated uses and marketing of pharmaceutical products.

FDA rules for pharmaceutical promotion require that a company not promote an unapproved drug or an approved drug for an unapproved use. In addition to FDA requirements, regulatory and law enforcement agencies, such as the Department of Health and Human Services’ Office of Inspector General and the United States Department of Justice, monitor and investigate pharmaceutical sales, marketing and other practices. For example, sales, marketing and scientific/educational grant programs must comply with the Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the False Claims Act, as amended, and similar state laws. In recent years, actions by companies’ sales forces and marketing departments have been scrutinized intensely to ensure, among other things, that actions by such groups do not qualify as “kickbacks” to healthcare professionals. A “kickback” refers to the provision of any item of value to a healthcare professional or other person in exchange for purchasing, recommending, or referring an individual for an item or service reimbursable by a federal healthcare program. These kickbacks increase the expenses of the federal healthcare program and may result in civil penalties, criminal prosecutions, and exclusion from participation in government programs, any of which would adversely affect our financial condition and business operations. In addition, even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which would also harm our financial condition. Comparable laws also exist at the state level.

We are, and potentially may be, subject to new federal and state requirements to submit information on our open and completed clinical trials to public registries and databases.

In 1997, a public registry of open clinical trials involving drugs intended to treat serious or life-threatening diseases or conditions was established under the Food and Drug Administration Modernization Act, or FDMA, in order to promote public awareness of and access to these clinical trials. Under FDMA, pharmaceutical manufacturers and other trial sponsors are required to post the general purpose of these trials, as well as the eligibility criteria, location and contact information of the trials. Since the establishment of this registry, there has been significant public debate focused on broadening the types of trials included in this or other registries, as well as providing for public access to clinical trial results. A voluntary coalition of medical journal editors has adopted a resolution to publish results only from those trials that have been registered with a no-cost, publicly accessible database, such as www.clinicaltrials.gov. The Pharmaceuticals and Research Manufacturers of

America has also issued voluntary principles for its members to make results from certain clinical studies publicly available and has established a website for this purpose. Other groups have adopted or are considering similar proposals for clinical trial registration and the posting of clinical trial results. The state of Maine has enacted legislation, with penalty provisions, requiring the disclosure of results from clinical trials involving drugs marketed in the state, and similar legislation has been introduced in other states. Federal legislation was introduced in fall of 2004 to expand www.clinicaltrials.gov and to require the inclusion of study results in this registry. In some states, such as New York, prosecutors have alleged that a lack of disclosure of clinical trial information constitutes fraud, and these allegations have resulted in settlements with pharmaceutical companies that include agreements to post clinical trial results. Our failure to comply with any clinical trial posting requirements, could expose us to negative publicity, fines, and other penalties, all of which could materially harm our business.

Risks Related to Our Financial Performance and Operations

We have incurred losses since our inception and anticipate that we will incur significant continued losses for the next several years, and our future profitability is uncertain.

We are a development stage company with a limited operating history and no current source of revenue from our product candidates. We have incurred losses in each year since our inception in 2001. We have devoted substantially all of our resources to research and development of our product candidates. Prior to our initial public offering in February 2005, we financed our operations primarily through private placements of our equity securities. For the six months ended June 30, 2005, we had a net loss of $17.7 million, and we had an accumulated deficit of $52.3 million at June 30, 2005. We do not expect to generate any revenue from the sale of our product candidates over the next several years. Clinical trials are costly, and as we continue to advance our product candidates through development, we expect our research and development expenses to increase significantly, especially as we continue our pivotal Phase 3 clinical trial for glufosfamide and our Phase 2 and Phase 3 clinical trials for TH-070 for the treatment of BPH. In addition, we plan to expand our operations, and will need to expand our infrastructure and facilities, hire additional personnel and begin commercialization activities. As a result, we expect that our annual operating losses will increase significantly over the next several years.

To attain profitability, we will need to develop products successfully and market and sell them effectively. We have never generated revenue from our product candidates, and there is no guarantee that we will be able to do so in the future. If our TH-070 or glufosfamide product candidates fail to show positive results in our ongoing clinical trials, or we do not receive regulatory approval for either of them, or if these product candidates do not achieve market acceptance even if approved, we may not become profitable. If we fail to become profitable, or if we are unable to fund our continuing losses, we may be unable to continue our clinical development programs.

We may need substantial additional funding and may be unable to raise capital when needed, which could force us to delay, reduce or eliminate our drug discovery, product development and commercialization activities.

Developing drugs, conducting clinical trials, and commercializing products is expensive. Our future funding requirements will depend on many factors, including:

•	the terms and timing of any collaborative, licensing, acquisition or other arrangements that we may establish;

•	the progress and cost of our clinical trials and other research and development activities;

•	the costs and timing of obtaining regulatory approvals;

•	the costs of filing, prosecuting, defending and enforcing any patent applications, claims, patents and other intellectual property rights;

•	the cost and timing of securing manufacturing capabilities for our clinical product candidates and commercial products, if any; and

•	the costs of establishing sales, marketing and distribution capabilities.

We believe that the net proceeds from this offering together with our cash on hand and marketable securities, will be sufficient to fund our projected operating requirements through at least 2007, including our ongoing and planned clinical trials of TH-070, glufosfamide, and 2DG, the initial development of a commercialization effort, general corporate purposes and the support and expansion of our product candidate pipeline. We expect to seek funds through arrangements with collaborators or others that may require us to relinquish rights to certain products candidates that we might otherwise seek to develop or commercialize independently. There can be no assurance that we will be able to enter into any such arrangements on reasonable terms, if at all.

We may need to raise additional capital or incur indebtedness to continue to fund our operations in the future. Our ability to raise additional funds will depend on financial, economic and market conditions and other factors, many of which are beyond our control. There can be no assurance that sufficient funds will be available to us when required or on satisfactory terms. If necessary funds are not available, we may have to delay, reduce the scope or eliminate some of our development programs, which could delay the time to market for any of our product candidates.

Raising additional funds may cause dilution to existing stockholders or require us to relinquish valuable rights.

We may raise additional funds through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements. We cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience further dilution. Debt financing, if available, may subject us to restrictive covenants that could limit our flexibility in conducting future business activities. To the extent that we raise additional funds through collaboration and licensing arrangements, it will be necessary to relinquish some rights to our clinical product candidates.

If we are unable to establish sales and marketing capabilities, we may be unable to successfully commercialize our cancer and BPH product candidates.

If our cancer product candidates are approved for commercial sale, we plan to establish our own sales force to market them in the United States and potentially Europe. We may also establish a sales force to market TH-070 for the treatment of symptomatic BPH. We currently have no experience in selling, marketing or distributing pharmaceutical products and do not have a sales force to do so. Before we can commercialize any products, we must develop our sales, marketing and distribution capabilities, which is an expensive and time consuming process and our failure to do this successfully could delay any product launch. Our efforts to develop internal sales and marketing capabilities could face a number of risks, including:

•	we may not be able to attract a sufficient number of qualified sales and marketing personnel;

•	the cost of establishing a marketing or sales force may not be justifiable in light of the potential revenues for any particular product; and

•	our internal sales and marketing efforts may not be effective.

Our success depends in part on recruiting and retaining key personnel and, if we fail to do so, it may be more difficult for us to execute our business strategy. We are currently a small organization and will need to hire additional personnel to execute our business strategy successfully.

Our success depends on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions, clinicians and scientists. We are highly dependent upon our senior management and scientific staff, particularly our Chief Executive Officer, Dr. Harold E. Selick, and our Chief Medical Officer, Dr. Alan B. Colowick. We do not have employment contracts with Drs. Selick or Colowick. The loss of the services of Drs. Selick and Colowick or one or more of our other key employees could delay or have an impact on the successful completion of our clinical trials or the commercialization of our product candidates.

As of September 15, 2005, we had 62 employees. Our success will depend on our ability to hire additional qualified personnel. Competition for qualified personnel in the biotechnology field is intense. We face competition for personnel from other biotechnology and pharmaceutical companies, universities, public and private research institutions and other organizations. We may not be able to attract and retain qualified personnel on acceptable terms given the competition for such personnel. If we are unsuccessful in our recruitment efforts, we may be unable to execute our strategy.

As we expand our operations, we may experience difficulties in managing our growth.

Future growth will impose significant added responsibilities on management, including the need to identify, recruit, train and integrate additional employees. In addition, rapid and significant growth will place a strain on our administrative and operational infrastructure. As our operations expand, we expect that we will need to manage additional relationships with collaborators and various third parties, including contract research organizations, manufacturers and others. Our ability to manage our operations and growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. If we are unable to manage our growth effectively, it may be difficult for us to execute our business strategy.

Because we are a newly public company, we have little experience complying with public company obligations, including recently enacted changes in securities laws and regulations. Compliance with these requirements will increase our costs and require additional management resources, and we still may fail to comply.

We are a small company with limited resources. Prior to our initial public offering in February 2005, we operated as a private company and were not subject to many of the requirements applicable to public companies. While we plan to expand our staff to assist in complying with these additional requirements, we may encounter substantial difficulty attracting qualified staff with requisite experience due to the high level of competition for experienced financial professionals.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports on Form 10-K. In addition, the independent registered public accounting firm auditing the company’s financial statements must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. We expect this requirement will first apply to our annual report on Form 10-K for our fiscal year ending December 31, 2006. Substantial uncertainty exists regarding our ability to comply with these requirements by applicable deadlines. If we are unable to complete the required assessment as to the adequacy of our internal control reporting or if we conclude that our internal controls over financial reporting are not effective or if our independent registered public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal controls over financial reporting as of December 31, 2006 and future year ends, investors could lose confidence in the reliability of our financial reporting.

Our facilities in California are located near an earthquake fault, and an earthquake or other natural disaster or resource shortage could disrupt our operations.

Important documents and records, such as hard copies of our laboratory books and records for our product candidates, are located in our corporate headquarters at a single location in Redwood City, California, near active earthquake zones. In the event of a natural disaster, such as an earthquake, drought or flood, or localized extended outages of critical utilities or transportation systems, we do not have a formal business continuity or disaster recovery plan, and could therefore experience a significant business interruption. In addition, California from time to time has experienced shortages of water, electric power and natural gas. Future shortages and conservation measures could disrupt our operations and could result in additional expense. Although we maintain business interruption insurance coverage, the policy specifically excludes coverage for earthquake and flood.

Risks Related to Our Dependence on Third Parties

We rely on third parties to manufacture TH-070, glufosfamide and 2DG. If these parties do not manufacture the active pharmaceutical ingredients or finished products of satisfactory quality, in a timely manner, in sufficient quantities or at an acceptable cost, clinical development and commercialization of our product candidates could be delayed.

We do not currently own or operate manufacturing facilities; consequently, we rely and expect to continue to rely on third parties for the production of clinical and commercial quantities of our product candidates. We have not yet entered into any long term manufacturing or supply agreement for any of our product candidates. Our current and anticipated future dependence upon others for the manufacture of our product candidates may adversely affect our ability to develop and commercialize any product candidates on a timely and competitive basis.

We believe we have sufficient supplies of TH-070 drug product that has been tested and released by Pharmaceutics International, Incorporated for our United States Phase 2 and our European Phase 3 trial of TH-070 for the treatment of BPH. Additionally, for future trials, we have identified alternative suppliers for TH-070 active pharmaceutical ingredient, or API. Failure of any of these suppliers to provide acceptable API or drug product could delay clinical trials or commercialization of TH-070, if approved.

Our current supplies of glufosfamide have been prepared by a subsidiary of Baxter International, Inc. and we are using those materials to conduct our current clinical trials. We will be required to use materials from alternative suppliers to complete our current glufosfamide trials. We have obtained glufosfamide API and drug product that was manufactured, tested and released by other suppliers and, pending regulatory filings and, as necessary, regulatory approvals, we plan to use these materials when needed. If we are not able to obtain required regulatory approvals to use these materials, we may experience a significant delay in our glufosfamide clinical trials. We believe that our suppliers will be able to manufacture additional quantities sufficient to complete our planned clinical trials, although there can be no assurance that they will be able to do so. If we cannot obtain additional glufosfamide drug product as needed, we may experience delays in our clinical trials.

We believe that we have a sufficient supply of 2DG for our anticipated clinical trials over the next year, although there can be no assurance that these supplies will remain stable and usable during this period. If these materials are not stable, we may experience a significant delay in our 2DG clinical program.

We will need to enter into additional agreements for additional supplies of each of our product candidates to complete clinical development and/or commercialize them. There can be no assurance that we can do so on favorable terms, if at all. For regulatory purposes, we will have to demonstrate comparability of the same drug substance from different manufacturers. Our inability to do so could delay our clinical programs.

To date, our product candidates have been manufactured in quantities sufficient for preclinical studies or clinical trials. If any of our product candidates is approved by the FDA or other regulatory agencies for commercial sale, we will need to have it manufactured in commercial quantities. We may not be able to increase the manufacturing capacity for any of our product candidates in a timely or economic manner successfully or at all. Significant scale-up of manufacturing may require additional validation studies, which the FDA and other regulatory agencies must review and approve. If we are unable to successfully increase the manufacturing capacity for a product candidate, the regulatory approval or commercial launch of that product candidate may be delayed, or there may be a shortage of supply which could limit our sales.

In addition, if the facility or the equipment in the facility that produces our product candidates is significantly damaged or destroyed, or if the facility is located in another country and trade or commerce with such country is interrupted, we may be unable to replace the manufacturing capacity quickly or inexpensively. The inability to obtain manufacturing agreements, the damage or destruction of a facility on which we rely for manufacturing or any other delays in obtaining supply would delay or prevent us from completing our clinical trials and commercializing our current product candidates.

We have no control over our manufacturers’ and suppliers’ compliance with manufacturing regulations, and their failure to comply could result in an interruption in the supply of our product candidates.

The facilities used by our contract manufacturers must undergo an inspection by the FDA for compliance with current good manufacturing practice, or cGMP regulations, before the respective product candidates can be approved. In the event these facilities do not receive a satisfactory cGMP inspection for the manufacture of our product candidates, we may need to fund additional modifications to our manufacturing process, conduct additional validation studies, or find alternative manufacturing facilities, any of which would result in significant cost to us as well as a delay of up to several years in obtaining approval for such product candidate. In addition, our contract manufacturers, and any alternative contract manufacturer we may utilize, will be subject to ongoing periodic inspection by the FDA and corresponding state and foreign agencies for compliance with cGMP regulations, similar foreign regulations and other regulatory standards. We do not have control over our contract manufacturers’ compliance with these regulations and standards. Any failure by our third-party manufacturers or suppliers to comply with applicable regulations could result in sanctions being imposed on them (including fines, injunctions and civil penalties), failure of regulatory authorities to grant marketing approval of our product candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecution.

We rely on third parties to conduct our clinical trials, and their failure to perform their obligations in a timely or competent manner may delay development and commercialization of our product candidates.

We are using clinical research organizations to oversee our ongoing TH-070 and glufosfamide clinical trials and expect to use the same or similar organizations for our future clinical trials. There are numerous alternative sources to provide these services. However, we may face delays outside of our control if these parties do not perform their obligations in a timely or competent fashion or if we are forced to change service providers. This risk is heightened for our clinical trials conducted outside of the United States, where it may be more difficult to ensure that studies are conducted in compliance with FDA requirements. We will rely significantly upon the accrual of patients at clinical sites outside the United States. Any third-party that we hire to conduct clinical trials may also provide services to our competitors, which could compromise the performance of their obligations to us. If we experience significant delays in the progress of our clinical trials and in our plans to file NDAs, the commercial prospects for product candidates could be harmed and our ability to generate product revenue would be delayed or prevented.

We may rely on strategic collaborators to market and sell TH-070 for the treatment of BPH either outside the United States or worldwide and our potential cancer products outside the United States.

We have no sales and marketing experience. We may contract with strategic collaborators to sell and market, when and if approved, TH-070 for the treatment of symptomatic BPH either outside the United States or worldwide and our cancer products outside the United States. We may not be successful in entering into collaborative arrangements with third parties for the sale and marketing of any products. Any failure to enter into collaborative arrangements on favorable terms could delay or hinder our ability to develop and commercialize our product candidates and could increase our costs of development and commercialization. Dependence on collaborative arrangements will subject us to a number of risks, including:

•	we may not be able to control the amount or timing of resources that our potential collaborators may devote to the product candidates;

•	we may be required to relinquish important rights, including intellectual property, marketing and distribution rights;

•	we may have lower revenues than if we were to market and distribute such products ourselves;

•	should a collaborator fail to commercialize one of our product candidates successfully, we may not receive future milestone payments or royalties;

•	a collaborator could separately move forward with a competing product candidate developed either independently or in collaboration with others, including our competitors;

•	our collaborators may experience financial difficulties;

•	business combinations or significant changes in a collaborator’s business strategy may also adversely affect a collaborator’s willingness or ability to complete its obligations under any arrangement; and

•	our collaborators may operate in countries where their operations could be adversely affected by changes in the local regulatory environment or by political unrest.

Risks Related to Our Intellectual Property

TH-070 and 2DG are known compounds that are not protected by patents on the composition of the molecules.

TH-070 and 2DG are known compounds that are no longer eligible for patent protection on the composition of the molecules. A patent of this nature, known as a compound per se patent, excludes others from making, using or selling the patented compound, regardless of how or for what purpose the compound is formulated or intended to be used. Consequently, these compounds and certain of their uses are in the public domain. Acraf, S.p.a. has rights to market TH-070 in certain European countries for the treatment of cancer, and we cannot prevent its sale for that indication or for indications where we have not received patent protection. Even if we obtain patents for TH-070 to treat BPH, there may be off-label use of competitive products for our patented indication.

We have in-licensed one issued patent that covers the treatment of breast cancer with 2DG in combination with paclitaxel or docetaxel and related applications that cover other 2DG combination therapies, but there can be no assurance that any other patent application under this license or that our own patent applications relating to treating cancer with 2DG will be issued. As a result, others may develop and market 2DG for the treatment of other cancers or for the treatment of breast cancer in combination with chemotherapy agents where we do not obtain patents claiming such use.

Metabolic Targeting is not protected by patents, and others may be able to develop competitive drugs using this approach.

We do not have issued patents or patent applications that would prevent others from taking advantage of Metabolic Targeting generally to discover and develop new therapies for cancer, BPH or other diseases. Consequently, our competitors may seek to discover and develop potential therapeutics that operate by mechanisms of action that are the same or similar to the mechanisms of action of our product candidates.

We are dependent on patents and proprietary technology, both our own and those licensed from others. If we or our licensors fail to adequately protect this intellectual property or if we do not have exclusivity for the marketing of our products, our ability to commercialize products could suffer.

Our commercial success will depend in part on our ability and the ability of our licensors to obtain and maintain patent protection sufficient to prevent others from marketing our product candidates, as well as to successfully defend and enforce these patents against infringement and to operate without infringing the proprietary rights of others. We will only be able to protect our product candidates from unauthorized use by third parties to the extent that valid and enforceable patents cover our product candidates or they are effectively protected by trade secrets. If our patent applications do not result in issued patents, or if our patents, or those patents we have licensed are found to be invalid, we will lose the ability to exclude others from making, using or selling the inventions claimed therein. We have a limited number of patents and pending patent applications.

The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date in the United States. The laws of many countries may not protect intellectual property rights to the same extent as United States laws, and those countries may lack adequate rules and procedures for defending our intellectual property rights. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property. We do not know whether any of our patent applications will result in the issuance of any patents and we cannot predict the breadth of claims that may be allowed in our patent applications or in the patent applications we license from others.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•	we or our licensors might not have been the first to make the inventions covered by each of our or our licensors’ pending patent applications and issued patents, and we may have to participate in expensive and protracted interference proceedings to determine priority of invention;

•	we or our licensors might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative product candidates or duplicate any of our or our licensors’ product candidates;

•	our or our licensors’ pending patent applications may not result in issued patents;

•	our or our licensors’ issued patents may not provide a basis for commercially viable products or may not provide us with any competitive advantages or may be challenged by third parties;

•	others may design around our or our licensors’ patent claims to produce competitive products which fall outside the scope of our or our licensors’ patents;

•	we may not develop or in-license additional patentable proprietary technologies related to our product candidates; or

•	the patents of others may prevent us from marketing one or more of our product candidates for one or more indications that may be valuable to our business strategy.

Moreover, an issued patent does not guarantee us the right to practice the patented technology or commercialize the patented product. Third parties may have blocking patents that could be used to prevent us from commercializing our patented products and practicing our patented technology. Our issued patents and those that may be issued in the future may be challenged, invalidated or circumvented, which could limit our ability to prevent competitors from marketing related product candidates or could limit the length of the term of patent protection of our product candidates. In addition, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies. Moreover, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our product candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent. For glufosfamide, the major European counterparts to the U.S. patent expire in 2009 and the U.S. patent expires in 2014. Patent term extension may not be available for these patents.

We rely on trade secrets and other forms of non-patent intellectual property protection. If we are unable to protect our trade secrets, other companies may be able to compete more effectively against us.

We rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect, especially in the pharmaceutical industry, where much of the information about a product must be made public during the regulatory approval process. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our information to competitors. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to or may not protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how.

If we are sued for infringing intellectual property rights of third parties or if we are forced to engage in an interference proceeding, it will be costly and time consuming, and an unfavorable outcome in that litigation or interference would have a material adverse effect on our business.

Our ability to commercialize our product candidates depends on our ability to develop, manufacture, market and sell our product candidates without infringing the proprietary rights of third parties. Numerous United States and foreign issued patents and pending patent applications, which are owned by third parties, exist in the general field of BPH and cancer therapies or in fields that otherwise may relate to our product candidates. We are also aware of a patent that claims certain agents, including 2DG, to inhibit the import of glucose-6-phosphate into the endoplasmic reticulum of a cell. We do not know whether administration of 2DG for our intended uses inhibits such import. If it does, we would be required to license the patent or risk that a claim of infringement could be made. If we are shown to infringe, we could be enjoined from use or sale of the claimed invention if we are unable to prove that the patent is invalid. In addition, because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that our product candidates or any other compound that we may develop, may infringe, or which may trigger an interference proceeding regarding one of our owned or licensed patents or applications. There could also be existing patents of which we are not aware that our product candidates may inadvertently infringe or which may become involved in an interference proceeding.

The biotechnology and biopharmaceutical industries are characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. For so long as our product candidates are in clinical trials, we believe our clinical activities fall within the scope of the exemptions provided by 35 U.S.C. Section 271(e) in the United States, which exempts from patent infringement liability activities reasonably related to the development and submission of information to the FDA. As our clinical investigational drugs progress toward commercialization, the possibility of a patent infringement claim against us increases. We attempt to ensure that our active clinical investigational drugs and the methods we employ to manufacture them, as well as the methods for their use we intend to promote, do not infringe other parties’ patents and other proprietary rights. However, there can be no assurance they do not, and competitors or other parties may assert that we infringe their proprietary rights in any event.

We may be exposed to future litigation based on claims that our product candidates, or the methods we employ to manufacture them, infringe the intellectual property rights of others. Our ability to manufacture and commercialize our product candidates may depend on our ability to demonstrate that the manufacturing processes we employ and the use of our product candidates do not infringe third-party patents. If third-party patents were found to cover our product candidates or their use or manufacture, we could be required to pay damages or be enjoined and therefore unable to commercialize our product candidates, unless we obtained a license. A license may not be available to us on acceptable terms, if at all.

Risks Related To Our Industry

If our competitors are able to develop and market products that are more effective, safer or more affordable than ours, or obtain marketing approval before we do, our commercial opportunities may be limited.

Competition in the biotechnology and pharmaceutical industries is intense and continues to increase, particularly in the area of cancer treatment. Most major pharmaceutical companies and many biotechnology companies are aggressively pursuing oncology development programs, including traditional therapies and therapies with novel mechanisms of action. Our cancer product candidates face competition from established biotechnology and pharmaceutical companies, including sanofi-aventis Group, Eli Lilly and Company, Pfizer and SuperGen and from generic pharmaceutical manufacturers. In particular, our glufosfamide product candidate for pancreatic cancer will compete with Gemzar, marketed by Eli Lilly and Company, and 5-flurouracil, or 5-FU, a generic product which is sold by many manufacturers. In addition, Camptosar®, marketed by Pfizer, and Taxotere, marketed by the sanofi-aventis Group, are under investigation as possible combination therapies for first-line treatment of pancreatic cancer. Additionally, the Oncology Drug Advisory Committee has recommended to the FDA that OSI Pharmaceuticals and Genentech receive full approval for their Supplemental New Drug Application for the use of Tarceva plus gemcitabine for the first-line treatment of pancreatic cancer. PANVAC™-VF, a vaccine under development by Therion Biologics, is being tested in a Phase 3 trial as a second-line treatment for pancreatic cancer and have indicated they expect results from this trial by the end of 2005.

Currently available BPH drugs are marketed by large pharmaceutical companies with significantly more experience and resources than we have. Our TH-070 product candidate for the treatment of symptomatic BPH will compete with alpha adrenergic receptor blockers, including Flomax®, co-marketed and distributed by Boehringer Ingelheim Abbott Laboratories and Astellas Pharma Inc., Cardura®, marketed by Pfizer, and Xatral®, marketed by the sanofi-aventis Group and with 5-alpha reductase inhibitors, including Proscar®, marketed by Merck, and Avodart®, marketed by GlaxoSmithKline. In addition, we are aware that several other companies are developing drugs to treat BPH. We also will compete with other treatment alternatives such as surgery and other non-drug interventions.

We also face potential competition from academic institutions, government agencies and private and public research institutions engaged in the discovery and development of drugs and therapies. Many of our competitors have significantly greater financial resources and expertise in research and development, preclinical testing, conducting clinical trials, obtaining regulatory approvals, manufacturing, sales and marketing than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established pharmaceutical companies.

Our competitors may succeed in developing products that are more effective, have fewer side effects and are safer or more affordable than our product candidates, which would render our product candidates less competitive or noncompetitive. These competitors also compete with us to recruit and retain qualified scientific and management personnel, establish clinical trial sites and patient registration for clinical trials, as well as to acquire technologies and technology licenses complementary to our programs or advantageous to our business. Moreover, competitors that are able to achieve patent protection, obtain regulatory approvals and commence commercial sales of their products before we do, and competitors that have already done so, may enjoy a significant competitive advantage.

There is a substantial risk of product liability claims in our business. If we do not obtain sufficient liability insurance, a product liability claim could result in substantial liabilities.

Our business exposes us to significant potential product liability risks that are inherent in the development, manufacturing and marketing of human therapeutic products. Regardless of merit or eventual outcome, product liability claims may result in:

•	delay or failure to complete our clinical trials;

•	withdrawal of clinical trial participants;

•	decreased demand for our product candidates;

•	injury to our reputation;

•	litigation costs;

•	substantial monetary awards against us; and

•	diversion of management or other resources from key aspects of our operations.

If we succeed in marketing products, product liability claims could result in an FDA investigation of the safety or efficacy of our products, our manufacturing processes and facilities or our marketing programs. An FDA investigation could also potentially lead to a recall of our products or more serious enforcement actions, or limitations on the indications for which they may be used, or suspension or withdrawal of approval.

We have product liability insurance that covers our clinical trials up to a $5 million annual aggregate limit. We intend to expand our insurance coverage to include the sale of commercial products if marketing approval is obtained for our product candidates or any other compound that we may develop. However, insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or at all, and the insurance coverage that we obtain may not be adequate to cover potential claims or losses.

Even if we receive regulatory approval to market our product candidates, the market may not be receptive to our product candidates upon their commercial introduction, which would negatively affect our ability to achieve profitability.

Our product candidates may not gain market acceptance among physicians, patients, healthcare payors and the medical community. The degree of market acceptance of any approved products will depend on a number of factors, including:

•	the effectiveness of the product;

•	the prevalence and severity of any side effects;

•	potential advantages or disadvantages over alternative treatments;

•	relative convenience and ease of administration;

•	the strength of marketing and distribution support;

•	the price of the product, both in absolute terms and relative to alternative treatments; and

•	sufficient third-party coverage or reimbursement.

If our product candidates receive regulatory approval but do not achieve an adequate level of acceptance by physicians, healthcare payors and patients, we may not generate product revenues sufficient to attain profitability.

If third-party payors do not adequately reimburse patients for any of our product candidates, if approved for marketing, we may not be successful in selling them.

Our ability to commercialize any products successfully will depend in part on the extent to which reimbursement will be available from governmental and other third-party payors, both in the United States and in foreign markets. Even if we succeed in bringing one or more products to the market, the amount reimbursed for our products may be insufficient to allow us to compete effectively and could adversely affect our profitability.

Reimbursement by a governmental and other third-party payor may depend upon a number of factors, including the governmental and other third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining reimbursement approval for a product from each third-party and government payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost- effectiveness data for the use of our products to each payor. We may not be able to provide data sufficient to obtain reimbursement.

Eligibility for coverage does not imply that any drug product will be reimbursed in all cases or at a rate that allows us to make a profit. Interim payments for new products, if applicable, may also not be sufficient to cover our costs and may not become permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on payments allowed for lower-cost drugs that are already reimbursed, may be incorporated into existing payments for other products or services, and may reflect budgetary constraints and/or Medicare or Medicaid data used to calculate these rates. Net prices for products also may be reduced by mandatory discounts or rebates required by government health care programs or by any future relaxation of laws that restrict imports of certain medical products from countries where they may be sold at lower prices than in the United States.

The health care industry is experiencing a trend toward containing or reducing costs through various means, including lowering reimbursement rates, limiting therapeutic class coverage and negotiating reduced payment schedules with service providers for drug products. The Medicare Prescription Drug, Improvement and Modernization Act of 2003, or MMA, became law in November 2003 and created a broader prescription drug benefit for Medicare beneficiaries. The MMA also contains provisions intended to reduce or eliminate delays in the introduction of generic drug competition at the end of patent or nonpatent market exclusivity. The impact of the MMA on drug prices and new drug utilization over the next several years is unknown. The MMA also made adjustments to the physician fee schedule and the measure by which prescription drugs are presently paid, changing from Average Wholesale Price to Average Sales Price. The effects of these changes are unknown but may include decreased utilization of new medicines in physician prescribing patterns, and further pressure on drug company sponsors to provide discount programs and reimbursement support programs. There have been, and we expect that there will continue to be, federal and state proposals to constrain expenditures for medical products and services, which may affect reimbursement levels for our future products. In addition, the Centers for Medicare and Medicaid Services frequently change product descriptors, coverage policies, product and service codes, payment methodologies and reimbursement values. Third-party payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates and may have sufficient market power to demand significant price reductions.

Foreign governments tend to impose strict price controls, which may adversely affect our future profitability.

In some foreign countries, particularly in the European Union, prescription drug pricing is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our profitability will be negatively affected.

We may incur significant costs complying with environmental laws and regulations, and failure to comply with these laws and regulations could expose us to significant liabilities.

Our research and development activities use biological and hazardous materials that are dangerous to human health and safety or the environment. We are subject to a variety of federal, state and local laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these materials and wastes resulting from these materials. We are also subject to regulation by the Occupational Safety and Health Administration, or OSHA, the California and federal environmental protection agencies and to regulation under the Toxic Substances Control Act. OSHA or the California or federal Environmental Protection Agency, or EPA, may adopt regulations that may affect our research and development programs. We are unable to predict whether any agency will adopt any regulations that could have a material adverse effect on our operations. We have incurred, and will continue to incur, capital and operating expenditures and other costs in the ordinary course of our business in complying with these laws and regulations.

Although we believe our safety procedures for handling and disposing of these materials comply with federal, state and local laws and regulations, we cannot entirely eliminate the risk of accidental injury or contamination from the use, storage, handling or disposal of hazardous materials. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could significantly exceed our insurance coverage.

We may not be able to conduct, or contract with others to conduct, animal testing in the future, which could harm our research and development activities.

Certain laws and regulations relating to drug development require us to test our product candidates on animals before initiating clinical trials involving humans. Animal testing activities have been the subject of controversy and adverse publicity. Animal rights groups and other organizations and individuals have attempted to stop animal testing activities by pressing for legislation and regulation in these areas and by disrupting these activities through protests and other means. To the extent the activities of these groups are successful, our research and development activities may be interrupted or delayed.

Risks Related To Our Common Stock

The price of our common stock may be volatile.

The stock markets in general, and the markets for biotechnology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In addition, since our initial public offering, the average daily trading volume of our common stock was 70,464 shares through September 15, 2005. The limited trading volume of our stock may contribute to its volatility.

Price declines in our common stock could result from general market and economic conditions and a variety of other factors, including:

•	adverse results or delays in our clinical trials of TH-070, glufosfamide or 2DG;

•	announcements of FDA non-approval of our product candidates, or delays in the FDA or other foreign regulatory agency review process;

•	adverse actions taken by regulatory agencies with respect to our product candidates, clinical trials, manufacturing processes or sales and marketing activities;

•	announcements of technological innovations or new products by our competitors;

•	regulatory developments in the United States and foreign countries;

•	any lawsuit involving us or our product candidates;

•	announcements concerning our competitors, or the biotechnology or pharmaceutical industries in general;

•	developments concerning any strategic alliances or acquisitions we may enter into;

•	actual or anticipated variations in our operating results;

•	changes in recommendations by securities analysts or lack of analyst coverage;

•	deviations in our operating results from the estimates of analysts;

•	sales of our common stock by our executive officers, directors and five percent stockholders or sales of substantial amounts of common stock;

•	changes in accounting principles; and

•	loss of any of our key scientific or management personnel.

In the past, following periods of volatility in the market price of a particular company’s securities, litigation has often been brought against that company. If litigation of this type is brought against us, it could be extremely expensive and divert management’s attention and our company’s resources.

We will have broad discretion in how we use the net proceeds from this offering, and we may not use them effectively.

Our management will have considerable discretion in the application of the net proceeds of the offering. We currently intend to use the net proceeds from this offering to fund expenses related to clinical trials, other research and development, sales and marketing, working capital, capital expenditures and other general corporate purposes. However, our plans may change and we could spend the net proceeds in ways that do not necessarily enhance the value of our common stock.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

If you purchase shares in this offering, the value of your shares based on our actual book value will immediately be less than the offering price you paid. This reduction in the value of your equity is known as dilution. This dilution occurs in large part because our earlier investors paid substantially less than the offering price to the public in this offering. Investors purchasing common stock in this offering will, therefore, incur immediate dilution of $7.55 in net tangible book value per share of common stock, based on an offering price of $10.46 per share. Investors will incur additional dilution upon the exercise of outstanding stock options and an outstanding warrant. In addition, if we raise funds by issuing additional securities, the newly issued shares will further dilute your percentage ownership of our company.

If our officers, directors and largest stockholders choose to act together, they may be able to control our management and operations, acting in their best interests and not necessarily those of other stockholders.

After this offering, our officers, directors and holders of 5% or more of our outstanding common stock will beneficially own approximately 58.0% of our common stock assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants. As a result, these stockholders, acting together, will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of this group of stockholders may not always coincide with the interests of other stockholders, and they may act in a manner that advances their best interests and not necessarily those of other stockholders.

A significant portion of our total outstanding shares were restricted from immediate resale subsequent to our initial public offering in February 2005, but these shares are now tradable subject to Rule 144. If there are substantial sales of our common stock, the price of our common stock could decline.

Sales of substantial amounts of our common stock in the public market could adversely affect the price of our common stock. As of September 15, 2005, 30,860,256 shares of common stock were outstanding, up to 26,135,103 shares of which are tradable under Rules 144, 144(k) and 701, subject to volume limitations, and the remainder of which have been registered under the Securities Act and are freely tradable. In addition, holders of up to 22,072,032 shares of our common stock have rights to register such shares under certain circumstances. Holders of 21,530,472 shares of our common stock have entered into lock-up agreements with Morgan Stanley & Co. Incorporated to not offer, pledge, sell, transfer or register such shares for at least 90 days after the date of this prospectus. Due to these factors, sales of a substantial number of shares of our common stock in the public market could occur after the expiration of such lock-up agreements. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock.

Our certificate of incorporation, our bylaws and Delaware law contain provisions that could discourage another company from acquiring us and may prevent attempts by our stockholders to replace or remove our current management.

Provisions of Delaware law, our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace or remove our board of directors. These provisions include:

•	authorizing the issuance of “blank check” preferred stock without any need for action by stockholders;

•	providing for a classified board of directors with staggered terms;

•	requiring supermajority stockholder voting to effect certain amendments to our certificate of incorporation and bylaws;

•	eliminating the ability of stockholders to call special meetings of stockholders;

•	prohibiting stockholder action by written consent; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We may, in some cases, use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “potentially,” “will,” or “may,” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements in this prospectus may include statements about:

•	our ability to commence, and the timing of, clinical trials for our TH-070, glufosfamide and 2DG development programs;

•	the completion and success of any clinical trials that we commence;

•	our receipt of regulatory approvals;

•	our ability to maintain and establish intellectual property rights in our product candidates;

•	whether any product candidates we commercialize are safer or more effective than other marketed products, treatments or therapies;

•	our research and development activities, including development of our new product candidates, and projected expenditures;

•	our ability to successfully complete preclinical and clinical testing for new product candidates we develop or license;

•	our ability to have manufactured sufficient supplies of active pharmaceutical ingredient and drug product for clinical testing and commercialization;

•	our ability to obtain licenses to any necessary third party intellectual property;

•	our ability to retain and hire necessary employees and appropriately staff our development programs;

•	our use of the proceeds from this offering;

•	our cash needs; and

•	our financial performance.

There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include those that we discuss in this prospectus under the caption “Risk Factors.” You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of 6,250,000 shares of common stock in this offering will be approximately $61.0 million, based on an offering price of $10.46 per share, and after deducting underwriting discounts and commissions and estimated offering costs payable by us. If the underwriters exercise their over-allotment right in full, we expect to receive additional net proceeds of approximately $4.6 million. We expect to use the net proceeds, together with our existing capital resources, toward funding:

•	approximately $80 million for the clinical development of TH-070, glufosfamide, and 2DG, including potential trials for additional indications;

•	approximately $10 million for research and development of additional product candidates;

•	approximately $8 million for initial development of sales and marketing capabilities; and

•	the remainder, if any, for working capital, capital expenditures and other general corporate purposes, including potential strategic acquisitions of companies, products or technologies.

We believe that our existing capital resources and the net proceeds of this offering will fund our operations through at least 2007.

The amounts and timing of our actual expenditures will depend upon numerous factors, including the timing and success of preclinical testing, the timing and success of our ongoing clinical trials and any clinical trials we may commence in the future, the timing of regulatory submissions, our commercialization strategy and activities, status of our research and development programs, the amount of proceeds actually raised in this offering and the amount of cash generated by our operations, if any. We may also use a portion of the proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business. However, we have no present understandings, commitments or agreements to enter into any potential acquisitions or investments. Our management will have broad discretion to allocate the net proceeds from this offering.

Pending use of the net proceeds as described above, we intend to invest the net proceeds of the offering in United States government and short-term investment grade securities. If the underwriters exercise their over-allotment right, selling stockholders will sell up to 468,750 shares of common stock and we will sell up to 468,750 shares of our common stock. We will not receive any proceeds from the sale of shares of common stock, if any, by the selling stockholders. We will sell any exercised over-allotment shares not sold by the selling stockholders at the same price per share as the other shares sold in the offering.

PRICE RANGE OF OUR COMMON STOCK

Our common stock has been traded on The Nasdaq National Market under the symbol “THLD” since February 4, 2005. Prior to that time there was no public market for our stock. The following table lists quarterly information on the price range of our common stock based on the high and low reported sale prices for our common stock as reported by The Nasdaq National Market for the periods indicated below. These prices do not include retail markups, markdowns or commissions.

Year Ended December 31, 2005:	High	Low
First Quarter (from February 4, 2005)	$7.50	$5.37
Second Quarter	$8.50	$5.40
Third Quarter	$14.09	$7.93
Fourth Quarter (through October 11, 2005)	$14.10	$10.26

The last reported sale price for our common stock on The Nasdaq National Market was $10.46 per share on October 11, 2005. We estimate that there were approximately 122 holders of record of our common stock as of September 15, 2005.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock. We currently intend to retain any future earnings to fund the development and expansion of our business, and therefore we do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in future financing instruments and other factors our board of directors deems relevant.

CAPITALIZATION

The following table describes our capitalization as of June 30, 2005:

•	on an actual basis; and

•	on an as adjusted basis to give further effect to the sale of 6,250,000 shares of common stock by us in this offering at an offering price of $10.46 per share, after deducting underwriting discounts and commissions and estimated offering costs to be paid by us.

	As of June 30, 2005
	Actual	As Adjusted
	(In thousands, except per share data)
Notes payable, less current portion	$234	$234

Stockholders’ equity:
Preferred stock, $0.001 par value per share; 2,000,000 shares authorized, actual and as adjusted; and no shares outstanding, actual and as adjusted	—	—
Common stock, $0.001 par value per share; 150,000,000 shares authorized, actual and as adjusted; and 30,761,214 shares issued and outstanding, actual; and 37,011,214 shares issued and outstanding, as adjusted	31	37
Additional paid-in capital	115,325	176,325
Deferred stock-based compensation	(16,327)	(16,327)
Accumulated other comprehensive income	43	43
Deficit accumulated during the development stage	(52,289)	(52,289)

Total stockholders’ equity	46,783	107,789

Total capitalization	$47,017	$108,023

The table above excludes:

•	493,488 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2005 at a weighted average exercise price of $3.17 per share;

•	23,073 shares of common stock issuable upon exercise of a warrant outstanding as of June 30, 2005 at an exercise price of $1.65 per share, which warrant was exercised in August 2005 for a cashless net issuance of 19,269 shares of our common stock;

•	2,264,493 shares of common stock available for future grants under our 2004 Equity Incentive Plan as of June 30, 2005; and

•	750,000 shares of common stock reserved for issuance under our 2004 Employee Stock Purchase Plan as of June 30, 2005, 58,522 of which have since been purchased thereunder.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the offering price per share of our common stock and the net tangible book value per share of our common stock after this offering.

Our historical net tangible book value as of June 30, 2005 was approximately $46.8 million or $1.52 per share of common stock. After giving effect to the issuance and sale by us of the 6,250,000 shares of common stock offered by this prospectus, based on a public offering price of $10.46 per share, after deducting underwriting discounts and commissions and estimated offering costs payable by us, our as adjusted net tangible book value as of June 30, 2005 would have been approximately $107.8 million, or $2.91 per share. This represents an immediate increase in the as adjusted net tangible book value of $1.39 per share to existing stockholders and an immediate dilution of $7.55 per share to new investors. This dilution is illustrated by the following table:

Public offering price per share		$10.46
Net tangible book value per share before this offering	$1.52
Increase per share attributable to this offering	1.39

As adjusted net tangible book value per share after the offering		2.91

Dilution per share to new investors		$7.55

The foregoing discussion and table excludes:

•	493,488 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2005 at a weighted average exercise price of $3.17 per share;

•	23,073 shares of common stock issuable upon exercise of a warrant outstanding as of June 30, 2005 with an exercise price of $1.65 per share, which warrant was exercised in August 2005 for a cashless net issuance of 19,269 shares of common stock;

•	2,264,493 shares of common stock available for future grants under our 2004 Equity Incentive Plan as of June 30, 2005; and

•	750,000 shares of common stock reserved for issuance under our 2004 Employee Stock Purchase Plan as of June 30, 2005, 58,522 of which have since been purchased thereunder.

Since June 30, 2005 and through September 15, 2005, we have issued options to purchase 354,100 shares of common stock. In addition, we may grant more options or warrants in the future.

SELECTED CONSOLIDATED FINANCIAL DATA

We are a development stage company. The following selected statement of operations data for the years ended December 31, 2002, 2003 and 2004, and balance sheet data as of December 31, 2003 and 2004 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the period from October 17, 2001 (inception) to December 31, 2001 and the balance sheet data as of December 31, 2001 and 2002 has been derived from our audited financial statements not included elsewhere in this prospectus. The statements of operations data for the six months ended June 30, 2004 and 2005, the balance sheet data as of June 30, 2005 and the statement of operations data for the period from October 17, 2001 (inception) to June 30, 2005, are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus, and in the opinion of management, include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim period. The selected financial data set forth below should be read together with the consolidated financial statements and the related notes to those consolidated financial statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

	October 17, 2001 (date of inception) to December 31, 2001	Years Ended December 31,			Six Months Ended June 30,		Cumulative Period from October 17, 2001 (date of inception) to June 30, 2005
		2002	2003	2004	2004	2005
	(In thousands, except per share data)
Statement of Operations Data:
Operating expenses:
Research and development	$35	$2,179	$6,252	$16,327	$6,130	$13,123	$37,916
General and administrative	201	306	2,057	7,649	3,097	5,306	15,517

Total operating expenses	236	2,485	8,309	23,976	9,227	18,429	53,433

Loss from operations	(236)	(2,485)	(8,309)	(23,976)	(9,227)	(18,429)	(53,433)
Interest income	—	27	65	443	193	720	1,254
Interest expense	—	—	(59)	(33)	(21)	(17)	(110)

Net loss	(236)	(2,458)	(8,303)	(23,566)	(9,055)	(17,726)	(52,289)
Dividend related to beneficial conversion feature of convertible preferred stock	—	—	(40,862)	—	—	—	(40,862)

Net loss attributable to common stockholders	$(236)	$(2,458)	$(49,165)	$(23,566)	$(9,055)	$(17,726)	$(93,151)

Net loss per common share:
Basic and diluted	$(2.13)	$(34.62)	$(501.68)	$(20.25)	$(12.90)	$(0.79)

Weighted average number of shares used in per common share calculations:
Basic and diluted	111	71	98	1,164	702	22,559

	As of December 31,				As of June 30, 2005
	2001	2002	2003	2004
	(In thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$187	$6,260	$40,818	$28,665	$54,531
Working capital	2	6,154	40,177	21,967	45,038
Total assets	195	6,726	41,270	32,213	57,951
Notes payable, less current portion	—	—	242	382	234
Redeemable convertible preferred stock	236	8,977	49,839	49,839	—
Total stockholders’ equity (deficit)	(234)	(2,667)	(9,695)	(26,473)	46,783

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties, including those set forth under the heading “Risk Factors” and elsewhere in this prospectus. Our actual results and the timing of selected events discussed below could differ materially from those expressed in, or implied by, these forward-looking statements.

Overview

We are a biotechnology company focused on the discovery, development and commercialization of drugs based on Metabolic Targeting, an approach that targets fundamental differences in metabolism between normal and certain diseased cells. We are building a pipeline of drugs that are designed to target tumor and diseased cells selectively so that the drugs are less toxic to healthy tissues than conventional drugs, thereby providing improvements over current therapies.

Our initial clinical focus is the treatment of BPH and cancer. We have three product candidates for these programs, for which we have exclusive worldwide marketing rights:

•	TH-070, our lead product candidate for the treatment of symptomatic BPH has completed a Phase 2 clinical trial in Italy. We initiated a Phase 2 trial in the United States in June 2005 and a Phase 3 trial in Europe in August 2005, both of which are multi-centered, randomized, blinded and placebo controlled trials.

•	Glufosfamide, our lead product candidate for cancer, has completed two Phase 1 and five Phase 2 clinical trials in patients with various solid tumors. In September 2004, we initiated a pivotal Phase 3 clinical trial of glufosfamide for the second-line treatment of pancreatic cancer. We have received a special protocol assessment from the FDA for this trial. Glufosfamide for the second-line treatment of pancreatic cancer has also received FDA Fast Track designation. We also initiated a Phase 1/2 trial for glufosfamide in December 2004 for the first-line treatment of pancreatic cancer in combination with Gemzar.

•	2DG, our product candidate for the treatment of solid tumors, is being evaluated in a Phase 1 clinical trial alone and as a combination therapy. This trial began in the first quarter of 2004.

We are also working to discover novel drug candidates that will specifically target cancer cells, and we have identified lead compounds with promising in vitro data. In addition, we are investigating additional compounds for activity against BPH.

We are a development stage company incorporated in October 2001. We have devoted substantially all of our resources to research and development of our product candidates. We have not achieved any revenue from operations, and, through 2004, we funded our operations through the private placement of equity securities. In February 2005, we completed our initial public offering which raised net proceeds of approximately $37.7 million. As of June 30, 2005 we had cash, cash equivalents, and marketable securities of $54.5 million which is expected to last through 2006. We believe we have sufficient funds to complete our current trials of TH-070, glufosfamide and 2DG. Net loss for the six months ended June 30, 2005 was $17.7 million and the cumulative net loss since our inception through June 30, 2005 was $52.3 million.

We expect our net losses to increase primarily due to our anticipated clinical trial activities. Clinical trials are costly, and as we continue to advance our product candidates through development, we expect our research and development expenses to increase significantly, especially as we continue our pivotal Phase 3 clinical trial of glufosfamide and our Phase 3 and Phase 2 trials for TH-070 for the treatment of symptomatic BPH. These clinical trials will involve a greater number of patients, will be conducted at multiple sites and in several countries, will be conducted over a longer period of time and require greater quantities of drug product. Costs associated with these clinical trials will fluctuate from period to period based largely on clinical trial activities including patient enrollment. Additionally we plan to significantly expand our infrastructure and facilities and hire additional personnel, including clinical development, research, commercial operations and administrative personnel. We are unable to predict when, if ever, we will be able to commence sales of any product.

Revenues

We have not generated any revenues since our inception and do not expect to generate any revenues from the sale of our product candidates for several years.

Research and Development Expenses

Research and development expenses consist primarily of costs of conducting clinical trials, salaries and related costs for personnel including non-cash stock-based compensation, costs of clinical materials, costs for research projects and preclinical studies, costs related to regulatory filings, and facility costs. Contracting and consulting expenses are a significant component of our research and development expenses as we rely on expert consultants and contractors in many of these areas. We recognize expenses as they are incurred. Our accruals for expenses associated with preclinical and clinical studies and contracts associated with clinical materials are based upon the terms of the service contracts, the amount of services provided and the status of the activities. We expect that research and development expenses will increase significantly in the future as we progress our product candidates through the more expensive later stage clinical trials, start additional clinical trials, progress our discovery research projects into the preclinical stage, file for regulatory approvals and hire more employees. From inception through June 30, 2005, we spent an aggregate of $37.9 million on research and development expenses.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related costs for our personnel in the executive, finance, patent, accounting and other administrative functions, as well as consulting costs for functions for which we either do not staff or only partially staff, including public relations, market research and recruiting. Other costs include professional fees for legal and accounting services, insurance and facility costs. We anticipate that general and administrative expenses will increase significantly in the future as we continue to expand our operating activities and as a result of costs associated with being a public company. From inception through June 30, 2005, we spent an aggregate of $15.5 million on general and administrative expenses.

Stock-Based Compensation

We use the intrinsic method of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), in accounting for employee stock options, and present disclosure of pro forma information required under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) as amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123” (“SFAS No. 148”). For stock options granted to employees no compensation expense is recognized unless the exercise price is less than fair market value at the date of grant. In anticipation of our initial public offering which was completed in February 2005, we determined that, for accounting purposes, the estimated fair market value of our common stock was greater than the exercise price for certain options. As a result, we have recorded deferred stock-based compensation for these options of $25,000, $2.3 million, and $20.4 million for the years ended December 31, 2002, 2003 and 2004, respectively, and $2.6 million for the six months ended June 30, 2005. This expense, which is a non-cash charge, will be amortized over the period in which the options vest, which is generally four years. The amortization of this expense recognized for the years ended December 31, 2002, 2003 and 2004 was $1,000, $0.8 million and $5.3 million, respectively, and $1.5 million and $3.0 million for the six months ended June 30, 2004 and 2005, respectively. Assuming no forfeitures of unvested options, as of June 30, 2005, we expect the remaining $16.3 million to be amortized as follows: $5.3 million in the remainder of 2005, $5.0 million in 2006, $4.7 million in 2007, and $1.3 million in 2008.

During May 2004, we granted options with a cancellation provision to purchase 386,778 shares of common stock to employees which required variable accounting. The measurement of stock-based compensation for these options was subject to periodic adjustment resulting from changes in the fair value of our common stock. The cancellation provision of these options was eliminated in December 2004, and no longer requires variable accounting. We recognized $2.4 million in stock-based compensation expense in 2004 for these options under variable accounting included in the amounts above.

We account for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force, or EITF, Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” which require that these equity instruments are recorded at their fair value on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest. As a result, the non-cash charge to operations for non-employee options with vesting criteria is affected each reporting period by changes in the fair value of our common stock. For options granted to non-employees, we recorded $21,000, $0.3 million and $0.7 million of stock-based compensation expense during the years ended December 31, 2002, 2003 and 2004, respectively, and $0.2 million and $0.4 million in the six months ended June 30, 2004 and 2005, respectively.

Results of Operations for the Six Months Ended June 30, 2004 and June 30, 2005

Research and Development

Research and development expenses were $6.1 million for the six months ended June 30, 2004 compared to $13.1 million for the six months ended June 30, 2005. The $7.0 million increase in expenses is primarily due to a $4.3 million increase in clinical and development expenses, $2.0 million in higher staffing levels and related costs, and an increase in non-cash stock-based compensation expense of $0.7 million.

Research and development expenses associated with TH-070 were $1.6 million for the six months ended June 30, 2004 compared to $4.8 million for the six months ended June 30, 2005. This $3.2 million increase in expenses was primarily due to the initiation of our Phase 2 United States and Phase 3 European trials and an increase in staffing and related expenses. Research and development expenses associated with glufosfamide were $1.8 million and $4.6 million for the six months ended June 30, 2004 and 2005, respectively. This increase is primarily due to expenses associated with the Phase 1/2 and Phase 3 clinical trials. Research and development expenses associated with 2DG were $1.4 million and $1.1 million for the six months ended June 30, 2004 and 2005, respectively. The decrease is primarily attributable to a reduction in 2DG project staffing and related costs. Discovery research and development expenses were $1.4 million and $2.7 million for the six months ended June 30, 2004 and June 30, 2005, respectively. The increase was primarily due to increases in staffing and related costs to support expansion of our discovery research program.

We expect to continue to devote substantial resources to research and development in future periods as we continue our current clinical trials and start additional trials. Research and development expenses will likely increase in future periods but will fluctuate from period to period based largely on clinical trial activities, including patient enrollment.

General and Administrative

For the six months ended June 30, 2004 and 2005, general and administrative expenses were $3.1 million and $5.3 million, respectively. The $2.2 million increase in general and administrative expenses reflect increased costs of $1.1 million for higher staffing and related costs, an increase in non-cash stock-based compensation expenses of $0.9 million and $0.2 million for higher legal and accounting costs.

We expect our general and administrative expenses to continue to increase due to the additional administrative and infrastructure costs associated with being a public company, including costs associated with implementing procedures for compliance with Section 404 of the Sarbanes-Oxley Act.

Interest Income

Interest income for the six months ended June 30, 2004 was $0.2 million compared to $0.7 million for the six months ended June 30, 2005. The increase was primarily due to higher average interest rates and greater invested cash balances due to proceeds received from our initial public offering completed in February 2005.

Results of Operations for the Years Ended December 31, 2003 and 2004

Research and Development

Research and development expenses for the year ended December 31, 2003 were $6.3 million compared to $16.3 million for the year ended December 31, 2004. The $10.0 million increase in research and development expenses was due primarily to increases of $2.5 million for clinical trial costs, $1.9 million for increased staffing, $1.5 million for licensing costs, $0.9 million for clinical drug supply, $0.3 million for facility and related costs and $2.6 million for non-cash stock-based compensation.

Research and development expenses associated with glufosfamide were $0.1 million for the year ended December 31, 2003 and $7.5 million for the year ended December 31, 2004. This increase was due to the activities leading up to and initiation in 2004 of a Phase 3 clinical trial for the second-line treatment of pancreatic cancer. Research and development expenses associated with TH-070 increased from $0.4 million for the year ended December 31, 2003 to $3.3 million for the year ended December 31, 2004 due to the Phase 2 trial conducted in 2004. Research and development expenses associated with 2DG were $4.2 million for the year ended December 31, 2003 and $2.8 million for the year ended December 31, 2004. This decrease is a result of the completion of a major portion of preclinical studies during 2003. Discovery research expenses were approximately $1.6 million for the year ended December 31, 2003 and $2.7 million for the year ended December 31, 2004. The increase in discovery research expenses was primarily due to increased staffing.

General and Administrative

General and administrative expenses for the year ended December 31, 2003 were $2.1 million compared to $7.6 million for the year ended December 31, 2004. The $5.5 million increase in general and administrative expenses was primarily due to $1.6 million for increased staffing, $0.7 million from increased spending on patent, legal, and audit services, $0.5 million from other services, primarily public relations, $0.3 million from increased facility and related costs, and $2.3 million from non-cash stock-based compensation.

Interest Income

Interest income for the year ended December 31, 2003 was $65,000 compared to $0.4 million for the year ended December 31, 2004. The increase in interest income was the result of interest earned on the $40.9 million of net proceeds from the sale of Series B convertible preferred stock in November 2003.

Interest Expense

Interest expense for the year ended December 31, 2003 was $59,000 compared to $33,000 for the year ended December 31, 2004. The decrease in interest expense was primarily the result of the amortization, in 2003, of debt issuance costs associated with warrants issued in conjunction with our 2003 line of credit.

Results of Operations for the Years Ended December 31, 2002 and 2003

Research and Development

Research and development expenses for the year ended December 31, 2002 were $2.2 million compared to $6.3 million for the year ended December 31, 2003. The increase in research and development expenses was primarily due to increases of $1.3 million associated with increased staffing levels, $0.9 million for preclinical studies, $0.7 million for supplies and facilities, $0.4 million for manufacturing and testing of clinical material drug supply and $0.3 million for consulting and scientific advisory costs. Non-cash stock-based compensation expenses associated with option issuances to our research and development staff and consultants were $21,000 in 2002 and $0.3 million in 2003.

Research and development expenses associated with glufosfamide for 2003 were not significant because this product candidate was in-licensed in the third quarter of 2003. Research and development expenses associated with TH-070 in 2003 were $0.4 million. Research and development expenses associated with 2DG for 2003 were $4.2 million and discovery research expenses were approximately $1.7 million in 2003. We did not track research and development cost information by program prior to 2003.

General and Administrative

General and administrative expenses were $0.3 million for the year ended December 31, 2002 compared to $2.1 million for the year ended December 31, 2003. The increase in general and administration expenses was primarily due to costs of $0.5 million associated with increases in staffing levels including adding a Chief Executive Officer, a Chief Financial Officer and a Vice President of Intellectual Property. Consulting costs increased by $0.2 million for market research, financial and business development support. Non-cash stock-based compensation expenses associated with option issuances to our administrative personnel were $1,000 in 2002 and $0.8 million in 2003.

Interest Income

Interest income for the year ended December 31, 2002 was $27,000 compared to $65,000 for the year ended December 31, 2003. The increase in interest income was principally attributable to the interest earned on the $40.9 million of net proceeds from the sale of our Series B convertible preferred stock in November 2003.

Interest Expense

Interest expense was $59,000 for the year ended December 31, 2003 which consists of interest expense incurred under our March 2003 line of credit and amortization of debt issuance costs associated with warrants issued in connection with the line of credit. There was no interest expense for the year ended December 31, 2002.

Income Taxes

We incurred net operating losses for the years ended December 31, 2002, 2003, and 2004 and, accordingly, we did not pay any federal or state income taxes. As of December 31, 2004, we had accumulated approximately $23.8 million in both federal and state net operating loss carryforwards to reduce future taxable income. If not utilized, our federal and state net operating loss carryforwards begin to expire in 2022 and 2014, for federal and state tax purposes, respectively. Our net operating loss carryforwards are subject to certain limitations on annual utilization in case of changes in ownership, as defined by federal and state tax laws.

At December 31, 2004, we had research credit carryforwards of approximately $0.5 million and $0.6 million for federal and California state income tax purposes, respectively. If not utilized, the federal carryforwards will expire in various amounts beginning in 2022. The California state research credit can be carried forward indefinitely.

We have not recorded a benefit from our net operating loss or research credit carryforwards because we believe that it is uncertain that we will have sufficient income from future operations to realize the carryforwards prior to their expiration. Accordingly, we have established a valuation allowance against the deferred tax asset arising from the carryforwards.

Beneficial Conversion Feature

In November 2003, we sold 24,848,484 shares of Series B redeemable convertible preferred stock for aggregate net proceeds of approximately $40.9 million. The issuance of the Series B redeemable convertible preferred stock resulted in a beneficial conversion feature, calculated in accordance with EITF 00-27, “Application of Issue No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features of Contingently Adjustable Conversion Ratios” to Certain Convertible Instruments,” based upon the conversion price of the preferred stock into shares of common stock, and the fair market value of the common stock at the date of issue. Accordingly, for the year ended December 31, 2003, we recognized approximately $40.9 million as a charge to additional paid-in capital to account for the deemed dividend on the redeemable convertible preferred stock as of the issuance date. In accordance with the provisions of EITF 00-27, the amount of the deemed dividend related to the beneficial conversion feature is limited to the net proceeds received for the sale of the securities.

Liquidity and Capital Resources

We have incurred net losses since inception through June 30, 2005 of $52.3 million. We have not generated any revenues and do not expect to generate revenue from product candidates for several years. From inception until our initial public offering in February 2005 we funded our operations primarily through the private placement of our preferred stock. In February 2005, we completed our initial public offering raising gross proceeds of $42.8 million, including the exercise of the underwriters’ over-allotment. Net proceeds from our initial public offering after deducting underwriter’s discounts and offering expenses were $37.7 million.

At June 30, 2005, we had cash and cash equivalents of $39.9 million compared to $6.2 million, $40.6 million and $14.3 million at December 31, 2002, 2003 and 2004, respectively. In addition, we had $14.6 million in marketable securities at June 30, 2005, compared to $45,000, $0.2 million and $14.3 million at December 31, 2002, 2003 and 2004, respectively, available to fund operations.

Net cash used in operating activities for the years ended December 31, 2002, 2003 and 2004 was $2.5 million, $6.7 million and $10.8 million, respectively. For the year ended December 31, 2002, cash used in operations was attributable primarily to our net losses after adjustments for non-cash charges related to increase in accounts payable and depreciation. For the year ended December 31, 2003 cash used in operations was attributable primarily to our net losses after adjustments for non-cash charges related to amortization of deferred stock-based compensation, an increase in accrued liabilities resulting primarily from increased research and development activities and depreciation. For the year ended December 31, 2004 cash used in operations was attributable primarily to our net loss after adjustments for non-cash charges related to the amortization of deferred stock-based compensation, an increase in accrued liabilities for clinical trials and staffing, and the receipt of a research and development contract advance under our Development Agreement with MediBIC Co., Ltd. Net cash used in operating activities for the six months ended June 30, 2004 and 2005 was $7.0 million and $12.1 million, respectively. The $5.1 million increase in cash used in operating activities in 2005 compared to 2004 was primarily attributable to a higher net loss in 2005, partially offset by an increase in clinical and development expense accruals and non-cash charges related to deferred stock-based compensation.

Net cash used in investing activities of $0.2 million, $0.2 million and $15.4 million for the years ended December 31, 2002, 2003 and 2004 respectively, was primarily for the acquisition of marketable securities in 2004, the acquisition of property and equipment in 2003 and the purchase of two certificates of deposit, equipment and marketable securities in 2002. Net cash used in investing activities was $17.5 million and $1.3 million for the six months ended June 30, 2004 and 2005, respectively. The $16.2 million decline in cash used in investing activities in 2005 compared to 2004 was due to an increase in proceeds from sales and fewer purchases of marketable securities, partially offset by higher capital expenditures for leasehold improvements for the Company’s new facility.

Net cash provided by financing activities was $8.7 million and $41.3 million for the years ended December 31, 2002 and 2003, respectively, which was primarily attributable to the sale of redeemable convertible preferred stock. Net cash used by financing activities was $0.1 million for the year ended December 31, 2004 primarily for deferred costs related to the initial public offering in February 2005. Net cash provided by financing activities was $0.9 million and $39.0 million for the six months ended June 30, 2004 and 2005, respectively. The $38.1 million increase in cash provided by financing activities in 2005 compared to 2004 was due to the proceeds from our initial public offering in February 2005.

Developing drugs, conducting clinical trials, and commercializing products is expensive. Our future funding requirements will depend on many factors, including:

•	the progress and costs of our clinical trials and other research and development activities;

•	the costs and timing of obtaining regulatory approval;

•	the costs of filing, prosecuting, defending and enforcing any patent applications, claims, patents and other intellectual property rights;

•	the costs and timing of securing manufacturing capabilities for our clinical product candidates and commercial products, if any;

•	the costs of establishing sales, marketing and distribution capabilities; and

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish.

We expect to incur losses from operations in the future. We expect to incur increasing research and development expenses, including expenses related to clinical trials and additional personnel. We expect that our general and administrative expenses will increase in the future as we expand our staff, add infrastructure and incur additional expenses related to being a public company.

We believe that our cash on hand and marketable securities as of June 30, 2005, will be sufficient to fund our projected operating requirements through 2006, including our current clinical trials of TH-070, glufosfamide and 2DG, the research and discovery efforts towards additional product candidates, the initial development of a commercialization effort, working capital and general corporate purposes. We intend to seek funds through arrangements with collaborators or others that may require us to relinquish rights to certain product candidates that we might otherwise seek to develop or commercialize independently. Additionally, we will need to raise additional capital or incur indebtedness to continue to fund our operations in the future. Our ability to raise additional funds will depend on financial, economic, market conditions and other factors, many of which are beyond our control. There can be no assurance that sufficient funds will be available to us when required or on satisfactory terms. If necessary funds are not available, we may have to delay, reduce the scope or eliminate some of our research and development, which could delay the time to market for any of our product candidates.

Obligations and Commitments

In March 2003, we entered into a loan and security agreement with Silicon Valley Bank to borrow up to $1.0 million for working capital and equipment purchases. As of December 31, 2004, we borrowed the full amount under this facility, which will be repaid over a 36-month period from the date of borrowing. These borrowings bear interest at an average rate of 5.8% per year at June 30, 2005. At June 30, 2005 the amount due under this facility was $0.5 million. The financial covenant in this agreement requires us to maintain the lower of 85% of our total cash and cash equivalents or $10.0 million at Silicon Valley Bank. At June 30, 2005 we were in compliance with our covenant.

On August 31, 2004, we entered into a noncancelable facilities sublease agreement that expires on February 28, 2010. On April 1, 2005, we entered into a noncancelable facility operating lease for approximately 6,489 square feet of laboratory space, which also expires in February 2010.

As of June 30, 2005, we had lease and financing obligations of (in thousands):

	Remaining of current year (2005)	One to three Years (2006 to 2008)	Four to five Years (2009 to 2010)	After five Years	Total
Facilities sublease and lease	$260	$1,763	$799	$—	$2,822
Financing line	181	403	—	—	584

Total	$441	$2,166	$799	$—	$3,406

In November 2004, we entered into a Development Agreement with MediBIC Co., Ltd. Under this agreement, in December 2004 we received an upfront payment of $4.75 million to support the development of glufosfamide in the Asian countries covered by the agreement and an option payment of $250,000. Because we were required to refund the amount if a development plan was not agreed upon by mid-2005, we classified the $5.0 million as a current liability at December 31, 2004 and June 30, 2005. We are responsible for all development activities, and MediBIC has no other funding obligations. We have agreed to pay MediBIC a percentage of net sales or net revenues from the sale of glufosfamide products for the treatment of cancer by us or third parties in the Asian countries covered by the agreement. We may also be required to pay MediBIC a percentage of upfront or milestone payments we receive from any third-party sublicensee of ours for the development of a glufosfamide product for the treatment of cancer in those Asian countries. We cannot be certain when, if ever, we will have to make these royalty, upfront or milestone payments. We may terminate the agreement at any time by making certain payments to MediBIC ranging from $5.25 to $15 million, depending on the stage of development.

Pursuant to the Development Agreement, we agreed to a Development Plan with MediBIC on July 8, 2005 for the development of glufosfamide in certain Asian countries. The upfront payments of $5.0 million will be classified as “deferred revenue” on our balance sheet, and will be recognized as revenue over the period in which the related development costs are incurred.

In August 2003, we entered into an agreement with Baxter International, Inc. and Baxter Healthcare S.A., together Baxter, for the licensing and development of glufosfamide. Under this agreement, we paid Baxter an upfront license fee of $0.1 million and a $0.1 million development milestone in 2003. We also made a development milestone payment of $1.3 million in November 2004 and we are obligated to make certain additional development milestone payments, with the next payment due in connection with the filing of a new drug application with the FDA for glufosfamide. Future milestone payments in connection with the development of glufosfamide and United States and foreign regulatory submissions could total up to $8.0 million, and sales-based milestone payments could total up to $17.5 million. Following regulatory approval, we will be obligated to pay up to mid-single digit royalties to Baxter based on sales of glufosfamide products. We cannot be certain when, if ever, we will have to make development or sales-based milestone or royalty payments to Baxter.

Under our license agreement with Dr. Theodore J. Lampidis and Dr. Waldemar Priebe for rights under a patent and certain patent applications that generally cover the treatment of cancer with 2DG in combination with certain other cancer drugs, we are obligated to make certain milestone payments, including milestone payments of up to $0.7 million in connection with the filing and approval of an NDA for the first product covered by the licensed patents, as well as royalties based on sales of such products. We cannot be certain when, if ever, we will have to make these milestone or royalty payments.

In June 2004, we entered into an agreement with Acraf, S.p.a. for rights to use Acraf’s regulatory documents and preclinical and clinical information pertaining to the active ingredient in TH-070 for our regulatory filings on TH-070-based products and for obtaining marketing authorizations worldwide for such products. In consideration for our licenses under this agreement, we paid Acraf a one-time payment of €300,000, or approximately $0.4 million, in 2004. We are also obligated to pay Acraf milestone payments, with the next such milestone payment due in connection with the marketing approval of our first TH-070-based product in certain specified territories. In addition, there is a sales-based milestone due should sales of a Threshold product containing TH-070 exceed €50 million in one year. Future aggregate milestone payments under this agreement could total €1.8 million (approximately $2.4 million based on the exchange rate at December 31, 2004).

Off-Balance Sheet Liabilities

As of December 31, 2002, 2003, 2004 and June 30, 2005, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. Therefore, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and related disclosures. We review our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in the notes to our consolidated financial statements included in this prospectus, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Stock-Based Compensation

We account for stock-based employee compensation arrangements in accordance with the provisions of APB No. 25 and SFAS No. 123 and comply with the disclosure requirements of SFAS No. 148. Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant, between the estimated fair value of our common stock and the exercise price. SFAS No. 123 defines a “fair value” based method of accounting for an employee stock option or similar equity investment.

The fair value of the common stock for options granted through December 30, 2004, was originally estimated by our board of directors, with input from management. We did not obtain contemporaneous valuations by an unrelated valuation specialist. Subsequently, we reassessed the valuations of common stock relating to grants of options during the years ended December 31, 2002, 2003 and 2004. As disclosed more fully in Note 9 of the notes of our consolidated financial statements, we granted stock options and restricted common stock with exercise prices ranging from $0.16 to $0.53 per share during the years ended December 31, 2002, 2003 and 2004. In addition, we determined that the fair value of our common stock increased from $0.16 to $16.39 per share during that period.

For financial reporting purposes, we have recorded stock-based compensation representing the difference between the estimated fair value of common stock and the option exercise price. Because shares of our common stock were not publicly traded before our initial public offering in February 2005, we determined the estimated fair value based upon several factors, including significant milestones attained, sales of our redeemable convertible preferred stock, changes in valuations of existing comparable publicly-registered biotech companies, trends in the broad market for biotechnology stocks and the expected valuation we would obtain in an initial public offering. Although it was reasonable to expect that the completion of our initial public offering would add value to the shares as a result of increased liquidity and marketability, the amount of additional value could not be measured with precision or certainty. We amortize employee stock-based compensation on a straight-line basis for equity instruments subject to fixed accounting. We amortize employee stock-based compensation in accordance with the provisions of FASB Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans” for equity instruments subject to variable accounting.

We account for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force (“EITF”) Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods, or Services.” As a result, the non-cash charge to operations for non-employee options with vesting or other performance criteria is affected each reporting period by changes in the estimated fair value of our common stock. The two factors which most affect these changes are the fair value of the common stock underlying stock options for which stock-based compensation is recorded and the volatility of such fair value. If our estimates of the fair value of these equity instruments change, it would have the effect of changing compensation expenses.

Preclinical and Clinical Trial Accruals

We record accruals for estimated preclinical and clinical trial costs. These costs have been a significant component of research and development expenses. We accrue for the costs of preclinical and clinical trials based upon estimates of work completed under service agreements. These estimates include the assessment of information received from third-party organizations and the overall status of preclinical and clinical trial activities; however, our estimates may not match the timing of actual services performed by the organizations, which may result in adjustments to our research and development expenses in future periods. To date we have had no such adjustments.

Marketable Securities

We classify all of our marketable securities as available-for-sale. We carry these investments at fair value, based on quoted markets prices, and unrealized gains and losses are included in accumulated other comprehensive income which is reflected as a separate component of stockholders’ equity. The amortized cost of securities in this category is adjusted for amortization of premiums and accretions of discounts to maturity. Such amortization is included in interest income. Realized gains and losses are recorded in our statement of operations. If we believe that an other-than-temporary decline exists, it is our policy to record a write-down to reduce the investments to fair value and record the related charge as a reduction of interest income.

Accounting for Income Taxes

Our income tax policy records the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying balance sheets, as well as operating loss and tax credit carry forwards. We have recorded a full valuation allowance to reduce our deferred tax assets, as based on available objective evidence; it is more likely than not that the deferred tax assets will not be realized. In the event that we were to determine that we would be able to realize our deferred tax assets in the future, an adjustment to the deferred tax assets would increase net income in the period such determination was made.

Recent Accounting Pronouncements

Share-based Payment:  In December 2004, the FASB issued SFAS No. 123 “Share-Based Payment.—An Amendment of FASB Statements No. 123 and 95” (“SFAS No. 123R”). The new pronouncement replaces the existing requirements under SFAS No. 123 and APB No. 25. According to SFAS No. 123R, all forms of share-based payments to employees, including employee stock options and employee stock purchase plans, would be treated as the same as any other form of compensation by recognizing the related cost in the statement of operations. This pronouncement eliminates the ability to account for stock-based compensation transactions using APB No. 25 and generally would require that such transactions be accounted for using a fair-value based method. For public companies, SFAS No. 123R is effective for awards and stock options granted, modified or settled in cash in annual periods beginning after June 15, 2005. We will adopt SFAS No. 123R on January 1, 2006. SFAS No. 123R provides transition alternatives for public companies to restate prior interim periods or prior years. Adoption of this statement could have a significant impact on our financial statements as we will be required to expense the fair value of its stock option grants and stock purchases under our employee stock purchase plan rather than disclose the impact on our net loss within our footnotes, as is the current practice. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. We are in the process of evaluating the impact of this standard on its financial statements.

Exchanges of Nonmonetary Assets:  On December 16, 2004, the FASB issued Statement No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. Statement 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. Statement 153 is effective for nonmonetary asset exchanges for fiscal periods beginning after June 15, 2005. We do not believe adoption of Statement 153 will have a material effect on our financial position, results of operations or cash flows.

Accounting Changes and Error Corrections:  On June 7, 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Statement 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles were required recognition via a cumulative effect adjustment within net income of the period of the change. Statement 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Statement 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the Statement does not change the transition provisions of any existing accounting pronouncements. We do not believe adoption of Statement 154 will have a material effect on our financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosure of Market Risks

Interest Rate Risk.    Our exposure to market risk for changes in interest rates relates to our cash equivalents on deposit in highly liquid money market funds and investments in short-term marketable securities. The primary objective of our cash investment activities is to preserve principal while at the same time maximizing the income we receive from our invested cash without significantly increasing risk of loss. We do not use derivative financial instruments in our investment portfolio. Our cash and investments policy emphasizes liquidity and preservation of principal over other portfolio considerations. Accordingly, we believe that while the cash, cash equivalents and marketable securities we hold are subject to changes in the financial standing of the financial institution, we are not subject to any material risks arising from changes in interest rates, commodity prices, equity prices or other market changes that affect market risk sensitive instruments. Our investment portfolio is subject to interest rate risk and will fall in value if market interest rates rise. However, due to the short duration of our investment portfolio we believe an immediate 10% change in the interest rates would not be material to our financial condition or results of operations.

In addition, we do not have any material exposure to foreign currency rate fluctuations as we operate primarily in the United States. Although we conduct some clinical and safety studies, and manufacture some active pharmaceutical product with vendors outside the United States, most of our transactions are denominated in U.S. dollars.

BUSINESS

Overview

We are a biotechnology company focused on the discovery, development and commercialization of drugs based on Metabolic Targeting, an approach that targets fundamental differences in metabolism between normal and certain diseased cells. We are building a pipeline of drugs that are designed to selectively target tumor cells and abnormally proliferating cells so that the drugs are efficacious and less toxic to healthy tissues than conventional drugs, thereby providing improvements over current therapies.

Our initial clinical focus is the treatment of benign prostatic hyperplasia, or BPH, a disease characterized by overgrowth of the prostate, and of cancer. We have three product candidates for these programs, for which we have exclusive worldwide marketing rights:

•	TH-070, our lead product candidate for the treatment of symptomatic BPH, has completed a Phase 2 clinical trial in Italy. We initiated a Phase 2 trial in the United States in June 2005 and a Phase 3 trial in Europe in August 2005, both of which are multi-centered, randomized, blinded and placebo controlled trials.

•	Glufosfamide, our lead product candidate for cancer, has completed two Phase 1 and five Phase 2 clinical trials in patients with various solid tumors. In September 2004, we initiated a pivotal Phase 3 clinical trial of glufosfamide for the second-line treatment of pancreatic cancer. We have received a special protocol assessment from the FDA for this trial. Glufosfamide for the second-line treatment of pancreatic cancer has also received FDA Fast Track designation. We also initiated a Phase 1/2 trial for glufosfamide in December of 2004 for the first-line treatment of pancreatic cancer in combination with Gemzar.

•	2DG, or 2-deoxyglucose, our product candidate for the treatment of solid tumors, is being evaluated in a Phase 1 clinical trial alone and as a combination therapy. This trial began in the first quarter of 2004.

We are also working to discover novel drug candidates that will specifically target cancer cells, and we have identified lead compounds with promising in vitro data. We are investigating additional compounds for activity against BPH.

For the treatment of BPH, we believe that Metabolic Targeting will enable us to develop a new class of drugs to treat the disease more rapidly and effectively, with fewer side effects than current therapies, which include decreased libido, impotence, abnormal ejaculation, rhinitis and cardiovascular effects such as dizziness, fainting and lightheadedness. For the treatment of cancer, we believe that our product candidates, based on Metabolic Targeting, can be broadly applied to the treatment of most solid tumors and have the potential to significantly increase the effectiveness of existing therapies. Metabolic Targeting provides the opportunity to treat not only rapidly dividing tumor cells, which are targeted by chemotherapy and radiation, but also slowly dividing tumor cells that generally evade these traditional therapies and ultimately contribute to relapse. We believe that our focus on Metabolic Targeting, combined with our expertise in medicinal chemistry and drug development, provides us with the capability to identify, discover and develop novel therapies.

Our product candidates are focused on treating patients with significant unmet medical needs. BPH, which often leads to debilitating urinary problems, affects 50% of men in their sixties and approximately 90% of men over seventy, and current treatments have significant deficiencies. Approximately 18 million men in the United States, 28 million men in five major European countries and eight million men in Japan are estimated to suffer from symptoms of the disease and could benefit from a treatment for BPH that is more effective and has fewer side effects. Cancer is the second leading cause of death in the United States after cardiovascular disease. Many cancers, such as pancreatic, lung and liver cancer, have few effective treatments and very low survival rates.

Metabolic Targeting

Metabolic Targeting is a therapeutic approach that targets fundamental differences in energy metabolism between normal and certain diseased cells. Cells generate energy needed for survival in two ways: the citric acid cycle and glycolysis. The citric acid cycle is a highly efficient process which provides the majority of cellular energy under normal conditions. Oxygen is essential for energy production through the citric acid cycle. Glycolysis, also called glucose metabolism, is the process by which glucose is converted to energy and is much less efficient in producing energy than the citric acid cycle. Unlike the citric acid cycle, oxygen is not required for glycolysis, and cells that rely primarily on glycolysis for energy production consume large quantities of glucose. Some diseased cells, as well as a subset of cells in the prostate, rely predominantly or exclusively on glycolysis. When these cells shift energy production to glycolysis, they must increase the levels of the proteins needed to transport and metabolize glucose. Metabolic Targeting takes advantage of these metabolic differences to selectively target certain diseased cells.

Metabolic Targeting For BPH

We are using Metabolic Targeting to develop a new class of drugs for BPH that may offer an improvement over current treatments. BPH is an overgrowth of prostate cells that restrict urine flow and cause a number of debilitating symptoms. Prostate cells in BPH tissue depend on glycolysis for energy production. These cells divert citrate, a molecule required for energy production by the citric acid cycle, into the seminal fluid to support the sperm, and therefore these cells cannot produce energy from the citric acid cycle. This process is mediated by the accumulation of high levels of zinc, which blocks citrate metabolism and disables the citric acid cycle in these prostate cells. These cells are therefore highly dependent on glycolysis for energy production. We are focused on developing new BPH therapies by targeting the metabolism of glucose and other processes that are essential for prostate cell viability. Preclinical studies and our Phase 2 data suggest that our product candidate TH-070 may inhibit glycolysis and kill prostate cells disproportionately since normal cells can rely on the citric acid cycle for energy production.

Metabolic Targeting For Cancer

Cancer cells require large amounts of glucose for energy production and growth. This increased consumption of glucose has two causes: the process of a normal cell becoming a rapidly dividing cancer cell; and the exposure of a cell to the low oxygen conditions, also called hypoxia, within those regions of most solid tumors where cells are dividing slowly. First, when cells become cancerous, they require more energy and the level of proteins needed for glucose transport and metabolism increases. Second, as a tumor grows, it rapidly outgrows its blood supply, leaving portions of the tumor with regions where the oxygen concentration is significantly lower than in healthy tissues. As a consequence, tumor cells in these hypoxic zones rely on glycolysis for energy production and therefore further increase the levels of proteins responsible for glucose transport and metabolism.

We are focused on developing new cancer therapies by targeting the intake and metabolism of glucose by cells. In one application of Metabolic Targeting, we use a cancer-killing drug linked to glucose to take advantage of increased glucose intake by cancer cells, thereby delivering the drug selectively to these cancer cells. In another application of Metabolic Targeting, we use compounds that interfere with specific steps of glycolysis. Because cancer cells depend on glycolysis to survive, these compounds substantially reduce energy production, leading to cell death. We are also pursuing drugs that incorporate both of these applications of Metabolic Targeting.

We believe that our product candidates may prove effective for treating rapidly dividing cancer cells because these cells require large amounts of energy and thus metabolize more glucose than do normal cells. Glufosfamide targets the increased glucose intake by these cells through linking a cancer-killing drug to glucose, which enters these cells at relatively higher levels compared to most normal cells. Our other product candidates target glucose metabolism directly and provide the opportunity to increase the effectiveness of current therapies that treat the rapidly dividing cells in the tumor by reducing energy production in those cells. Radiation therapy, as well as the vast majority of chemotherapy drugs, kill cells by damaging DNA or affecting DNA synthesis to prevent cell replication. However, highly energy-dependent DNA repair mechanisms can restore the integrity of a cell’s DNA. The balance between the extent of DNA damage and the efficiency of cellular DNA repair thus largely determines the effectiveness of therapy. Our product candidates that reduce cellular energy production inhibit these repair mechanisms, shifting the balance from repair to damage, and may increase the efficacy of current treatments. Furthermore, cancer cells become resistant to many conventional chemotherapy drugs by a highly energy-dependent process that pumps these drugs out of the cell, reducing their effect. Interference with cellular energy production can disrupt this multidrug resistance, resulting in increased chemotherapy drug accumulation within the cell. We believe our product candidates will increase the effectiveness of chemotherapy drugs by interfering with cellular energy production.

In addition to treating rapidly dividing cancer cells, we believe that Metabolic Targeting provides the opportunity to kill slowly dividing cancer cells within hypoxic regions, which are poorly treated by current therapies that primarily target the rapidly dividing cells. Cell proliferation in hypoxic regions is greatly inhibited due to poor blood supply leading to insufficient nutrient supply and a lack of oxygen. Slowly dividing cells within the hypoxic region also undergo genetic changes which, as they accumulate in cells, can lead to the development of still more aggressive tumor cells that are resistant to therapy. Following treatment with radiation or chemotherapy, rapidly dividing cells in the vicinity of blood vessels are destroyed, providing room for these more aggressive cells from hypoxic regions to gain access to blood vessels and oxygen. These cells, which have become resistant to treatment, are then able to grow and proliferate, ultimately contributing to relapse. Thus, current cancer therapies leave the slowly proliferating cells in the hypoxic zones largely untreated while our product candidates are designed to kill these slowly dividing cells by targeting their increased glucose transport and metabolism.

Our Product Development Programs

The following table summarizes the status of our product development programs:

Product Candidate	Indication	Threshold Marketing Rights	Development Status	Expected Milestones
TH-070	BPH	Worldwide	• US Phase 2 in progress • EU Phase 3 in progress	• Results end of 2006 • Results end of 2006

Glufosfamide	Pancreatic cancer	Worldwide	• Second-line single-agent—Phase 3 in progress	• Results end of 2006

			• First-line in combination with Gemzar—Phase 1/2 in progress	• Phase 1 results end of 2005

2DG	Various solid tumors	Worldwide	• Phase 1 in progress	• Results end of 2006

TH-070

BPH Market Opportunity

In 2004, it is estimated that worldwide sales of drugs used to treat BPH were at least $2.8 billion. The National Institutes of Health, or NIH, estimate that more than 50% of men in their sixties and approximately 90% of men over seventy have some symptoms of BPH. Approximately 18 million men in the United States, 28 million men in five major European countries and eight million men in Japan are estimated to suffer from symptoms of the disease and could benefit from a treatment for BPH that is more effective and has fewer side effects. Approximately 24% of them have been diagnosed, of which approximately two-thirds receive medical therapy. In the United States, approximately two million men are treated with drugs for BPH. These numbers are expected to increase in the future due to increased awareness and the aging population.

As a man ages, it is common for his prostate to enlarge. This enlargement process begins as early as age 25 but does not cause problems until later in life, when the prostate presses against the urethra and symptoms of BPH become evident. Because the prostate surrounds the urethra, BPH can restrict the flow of urine, resulting in urine retention, which can cause weakening of the bladder wall and the inability to empty the bladder completely. The most common symptoms of BPH include a weak and interrupted urine stream, urgency, leaking and frequent urination. Severe BPH can result in urinary tract infections, kidney and bladder damage, bladder stones and incontinence.

Current Therapies for BPH

Current therapies for BPH either address its symptoms but not the underlying condition, or block growth of new prostate cells without reducing prostate size. There are two classes of drugs to treat BPH. The first, alpha adrenergic receptor blockers, such as Flomax, work by relaxing the smooth muscle in the urethra and bladder without addressing the underlying condition of the enlarged prostate. In clinical studies of Flomax for the treatment of BPH symptoms, the average increase in urine flow was approximately 1.8 mL/sec. after four weeks of treatment. Drugs in the second category, 5-alpha reductase inhibitors, such as Proscar and Avodart, work by blocking production of the hormones that stimulate the growth of new prostate cells but do not immediately kill existing cells. Consequently, this class of drugs has a slow onset, typically requiring daily treatment for many months before improving patient symptoms. In clinical studies of Avodart, the average increase in urine flow was approximately 1.6 mL/sec. and the average decrease in prostate size was approximately 8% after four weeks of treatment. Drugs in both classes can have significant side effects, including decreased libido, impotence, abnormal ejaculation, rhinitis and cardiovascular effects such as dizziness, fainting and lightheadedness. Many patients ultimately fail existing medical therapy, leading to 350,000 surgical procedures annually in the United States, despite the risks of serious surgical complications including impotence and incontinence. We believe our product candidate treats both the symptoms of BPH and underlying condition as well as reduces prostate size.

Advantages of TH-070

TH-070, our lead product candidate for the treatment of symptomatic BPH works by a novel mechanism. It is an orally administered small molecule that has been reported to inhibit glycolysis by inactivating hexokinase, the enzyme that catalyzes the first step in glycolysis. As described above, hypoxic tumor cells and certain prostate cells depend on glycolysis for their energy production. By targeting the metabolism of glucose and other processes that are essential for prostate cell viability, TH-070 kills prostate cells, reducing the size of the prostate, and therefore may provide an effective treatment for symptomatic BPH. We expect TH-070 to reduce the size of the prostate more rapidly than current medical treatments and to improve symptoms, without the attendant side effects of other drugs, which include decreased libido, impotence, abnormal ejaculation, rhinitis and cardiovascular effects such as dizziness, fainting and lightheadedness. We initially selected TH-070 to treat BPH based on our understanding that prostate cells rely predominantly on glycolysis for energy production as well as published animal and human clinical data demonstrating tolerability.

Prior Clinical Trials

We have completed a Phase 2 clinical trial at the University of Bari, Italy, to evaluate the safety and efficacy of TH-070 in patients with symptomatic BPH. This trial was an open-label, two-arm study designed to enroll a total of 60 patients in two 30-patient dosing schedules of TH-070, 150 mg once a day and 150 mg three times a day. Based on promising interim data from the low-dose group of patients in this study, we elected not to enroll the high-dose group.

In this Phase 2 trial, patients were evaluated at several timepoints for safety and specific efficacy variables, including prostate size, maximum urine flow rate, prostate specific antigen levels, or PSA, and an assessment of each patient’s BPH symptoms called the International Prostate Symptom Score, or IPSS. IPSS is a clinically validated seven question, self-administered questionnaire to assess lower urinary tract symptoms. These efficacy variables include those that have been used as endpoints in previous clinical trials that led to FDA approval of currently marketed BPH drugs. The primary endpoint for our trial was a comparison of prostate size, as measured by volume, between baseline and day 28 of treatment.

In the trial we observed improvements in all variables that were measured by day 14 of treatment, and further improvements by day 28. All p-values were less than 0.005, except for day 14 PSA levels. A p-value is a statistical term that indicates the probability that a desired result is random. The smaller the p-value, the lower the likelihood that the desired result was random. Generally, a p-value of 0.05 or less is considered statistically significant. Additionally, after six months of follow-up after the last dose of active drug, all efficacy endpoints remained improved and statistically different than baseline, other than prostate volume. These final results are shown in the table below:

Change from Baseline in Efficacy Endpoints

Endpoint	I-PSS (units)			Maximum Urine Flow Rate (mL/sec)			Prostate Volume (cc)		PSA (ng/mL)
Visit	N	Mean (SD)		N	Mean (SD)		N	Mean (SD)	N	Mean (SD)
Day 14	—	—		28	3.1 (5.1	** )	30	-6.5%** (10.9)	28	-1.5 (33.9	% )
Day 28	29	-7.3 (3.5	** )	29	3.2 (5.2	** )	29	-11.2%** (15.2)	29	-17.8 (25.2	%** )
Day 200	—	—		25	4.2 (5.1	** )	26	-4.3% (18.4)	26	-14.8 (27.8	%* )

*	p<0.05 versus baseline
**	p<0.005 versus baseline
Note:	missing observations carried forward for Day 14 and Day 28 endpoints.

In particular, at day 28 of treatment the average decrease in prostate size was 5.9 cc (–11.2%), the average increase in maximum urine flow rate was 3.2 mL/sec. (an increase from 9.4 mL/sec to 12.6 mL/sec), and the average decrease in PSA levels was 0.7 ng/mL (–17.8%). TH-070 was well tolerated with no drug-related adverse events reported by the investigator.

Ongoing Clinical Program

We have initiated two separate multi-center, randomized, placebo controlled, double blinded clinical studies. The first of these was accepted by the FDA as our IND opening clinical study and is being conducted in approximately 30 centers in the U.S. This Phase 2 study was initiated in June 2005 and will randomize approximately 200 men with symptomatic BPH to one of five cohorts in a parallel fashion: placebo or one of four doses of TH-070 (5, 25, 50, or 150 mg) to be taken orally once per day for 28 days. The primary objective of this study is to assess the safety of TH-070 and to define the dose response relationship with respect to several measures of efficacy after 28 days of dosing. Standard endpoints and definitions will be used, including prostate size, maximum urine flow rate, PSA, and an assessment of each patient’s BPH symptoms as measured by the IPSS score. Safety will be assessed using standard safety reporting. Subjects will be followed for three months after they receive their last dose of study drug to assess the durability of response across efficacy variables and long-term safety. At the completion of this study, we expect to be able to understand the dose response relationship of TH-070 in men with symptomatic BPH. This study is not designed to demonstrate statistically significant differences in efficacy as compared to placebo. We expect to have results from this trial by the end of 2006.

We also initiated a Phase 3 study in August 2005 that is being conducted in approximately 60 centers in Europe. This study will randomize approximately 480 men with symptomatic BPH to one of three cohorts in a parallel fashion: placebo or one of two doses of TH-070 (50 or 150 mg) to be taken orally once per day for twelve weeks. This study design is similar to those that have been used for pivotal studies for alpha blockers. The primary objective of this study is to assess the safety of TH-070 and to assess its efficacy as assessed by IPSS of either dose of TH-070 compared to placebo. Secondary endpoints of efficacy include prostate size, maximum urine flow rate, and PSA. Safety will be assessed using standard safety reporting. Subjects will be followed for one month after they receive their last dose of study drug to assess safety. At the completion of this study, we expect to be able to determine whether the administration of either dose of TH-070 daily for twelve weeks is associated with statistically and clinically meaningful differences compared to placebo and if TH-070 is well tolerated in this setting. We expect to have results from this trial by the end of 2006.

We expect that further efficacy and safety clinical trials will be necessary to achieve marketing approval.

Glufosfamide

Pancreatic Cancer Market Opportunity

The American Cancer Society estimates that 32,180 patients will be diagnosed with pancreatic cancer in the United States in 2005, and approximately 31,800 patients will die from the disease. Only 15-20% of newly diagnosed patients are eligible for surgery, which is typically followed by radiation and chemotherapy. Patients with inoperable pancreatic cancer are treated with radiation and chemotherapy, or in the case of advanced disease, chemotherapy alone as the advantages of radiation are reduced. Gemzar is the standard of care for the first-line therapy of advanced metastatic pancreatic cancer. In 2002, worldwide sales of Gemzar for pancreatic cancer were forecast to be $458 million in 2004.

Current Therapies for Cancer

Many different approaches are used in treating cancer, including surgery, radiation and drugs or a combination of these approaches. Drugs used to treat cancer include chemotherapeutics, hormones and immune-based therapies. Traditionally, strategies for designing cancer therapies have focused on killing cancer cells that exhibit rapid division and growth, and most conventional cancer drugs have been evaluated and optimized using cellular and animal models that reflect rapid cell growth. However, most solid tumors are actually composed of both rapidly and slowly dividing cells. Conventional cancer treatments are not designed to target the slowly dividing cells found in large portions of solid tumors and therefore rarely succeed in killing all cancerous cells. These slowly dividing cells, which can evade treatment, often contribute to relapse.

Another disadvantage of current cancer therapies that target rapidly dividing cells is their toxic side effects. Because rapidly dividing cells are also found in many healthy tissues, particularly the gastrointestinal tract, bone marrow and hair follicles, nearly all conventional chemotherapy drugs cause severe side effects, such as diarrhea and reduction in blood cell production, which may lead to bleeding, infection and anemia, as well as other side effects, such as hair loss. Likewise, radiation generally cannot be administered without causing significant damage to healthy tissue surrounding a tumor. The toxic and potentially fatal side effects of chemotherapy and radiation therapy are controlled by carefully balancing dose and dosing schedules to minimize toxicity to healthy cells and maximize cancer cell death. Unfortunately, achieving such a balance may permit rapidly dividing cancer cells to survive treatment, resulting in inadequate therapy.

With respect to pancreatic cancer, current therapies have limited efficacy. The largest published trial of Gemzar in advanced pancreatic cancer reported a median survival of 5.4 months. In Gemzar’s Phase 3 registrational trial, median survival was 5.7 months, and no patient survived beyond two years. In this study, patients treated with 5-flurouracil, or 5-FU, the previous standard of care, had a median survival of 4.2 months, and no patient survived beyond two years during the study. None of the 126 patients treated in both arms of this study achieved tumor shrinkage.

Advantages of Glufosfamide

Our lead product candidate for cancer, glufosfamide, is a small molecule in clinical development for the treatment of pancreatic cancer. Glufosfamide combines the active part of an approved alkylator, a member of a widely used class of chemotherapy drugs, with a glucose molecule. Because of its glucose component and a tumor cell’s increased need for glucose, glufosfamide is preferentially transported into tumors compared to most normal tissues. Inside cells, the linkage between glucose and the alkylator is cleaved to release the active drug. With glucose as the side product, glufosfamide has fewer side effects than other drugs in its class, which are known to cause hemorrhagic cystitis, a serious condition characterized by severe bladder bleeding.

We believe that the unique mechanism of action of glufosfamide and its demonstrated activity in combination with Gemzar in animal studies make it well-positioned to be used in combination with Gemzar. We are developing glufosfamide for pancreatic cancer based on activity seen in previous clinical trials, a known increase in glucose uptake in pancreatic cancer cells and the extreme hypoxia in tumors of this type. Glufosfamide has also shown activity against other tumor types. We believe it may offer an improvement over conventional therapies for the indications where activity has been observed.

Prior Clinical Trials

Glufosfamide has been evaluated in two Phase 1 and five Phase 2 clinical trials that together enrolled over 200 patients with a variety of advanced-stage cancers. In the two Phase 1 trials, escalating doses of glufosfamide were administered to 72 patients with solid tumors not amenable to established treatments. Although Phase 1 trials are designed primarily to assess safety, tumor shrinkage was observed in patients with breast cancer, non-small cell lung cancer, pleural mesothelioma, renal cell carcinoma and cancers of unknown primary origin.

In the Phase 1 trials, the one patient with advanced pancreatic cancer achieved a complete remission, and more than five years after being treated with glufosfamide alone, this patient remained alive and disease-free. This example may not be representative of the activity of glufosfamide when studied in larger trials.

The five Phase 2 studies of glufosfamide were multi-center studies to evaluate tumor response in patients with locally advanced or metastatic pancreatic cancer, relapsed non-small cell lung cancer, a type of brain cancer called glioblastoma, locally advanced or metastatic colon cancer not amenable to surgery and relapsed metastatic breast cancer. Glufosfamide was well tolerated and showed anti-tumor activity against breast, colon, non-small cell lung and pancreatic cancers, but not glioblastoma.

In the Phase 2 trial in patients with advanced pancreatic cancer, two of 34 patients achieved a partial response (defined as 30% or greater tumor diameter shrinkage) and 11 of 34 patients achieved stable disease (defined as less than 30% tumor diameter shrinkage and less than 20% growth in tumor diameter). Overall median survival with glufosfamide was estimated at 5.6 months, and two-year survival was estimated at 9%. The preliminary results of this study, published in the European Journal of Cancer in November 2003, reported a median survival of 5.3 months.

In the Phase 1 and Phase 2 trials, glufosfamide was generally well tolerated, with few drug-related serious adverse events. In particular, glufosfamide’s adverse effects on bone marrow and the kidneys were generally reversible without requiring treatment of the side effects. Only 1% of patients developed severe lowering of the blood platelets, which help to stop bleeding. Toxicity to the kidney, as measured by serum elevation in waste products normally excreted by the kidney, was severe in only 1% of patients. Nausea and vomiting is the most common side effect of glufosfamide treatment. There have been no reports of hemorrhagic cystitis in patients treated with glufosfamide.

The Phase 1 and Phase 2 trials of glufosfamide were conducted by ASTA Medica Oncology, which was subsequently acquired by a subsidiary of Baxter International. We exclusively licensed worldwide rights to the compound and associated clinical data from Baxter.

Ongoing Clinical Programs

We are planning to develop glufosfamide as a single agent for the second-line treatment of metastatic pancreatic cancer, and in combination with Gemzar for the first-line treatment of inoperable, locally advanced and/or metastatic pancreatic cancer. In September 2004, we initiated a pivotal Phase 3 trial of glufosfamide for the treatment of patients with metastatic pancreatic cancer who have failed treatment with Gemzar. This two-arm trial will compare glufosfamide to best supportive care, since there is no approved second-line treatment for pancreatic cancer. The trial will enroll approximately 300 patients. For its primary endpoint, this trial will compare the survival of patients treated with glufosfamide to patients who received only best supportive care. We have received a special protocol assessment from the FDA for this trial. The special protocol assessment is a process that allows for official FDA evaluation of the proposed design of a Phase 3 clinical trial. It provides trial sponsors with an agreement on trial design and analysis required to support a new drug application submission, if the study is performed according to the special protocol assessment and meets its primary endpoint and is statistically persuasive. In addition, glufosfamide for the treatment of second-line pancreatic cancer has been granted Fast Track designation by the FDA. The Fast Track drug development program provides for expedited regulatory review for new drugs demonstrating the potential to address unmet medical needs for the treatment of serious life-threatening conditions.

As part of our regulatory strategy, in December 2004 we also initiated a Phase 1/2 trial to evaluate glufosfamide in combination with Gemzar for the first-line treatment of advanced pancreatic cancer patients. The trial will evaluate various doses of glufosfamide in combination with the standard dose of Gemzar. The Phase 1 portion of this trial will enroll approximately 18 patients with a variety of solid tumors, for which Gemzar is currently used, to establish the maximum tolerated dose of glufosfamide when administered with Gemzar. We expect to determine the maximum tolerated dose of glufosfamide in combination with Gemzar by the end of 2005. The Phase 2 portion is intended to determine the clinical activity of this combination in patients with locally advanced or metastatic pancreatic cancer. We plan to begin enrollment into the Phase 2 portion of this study by the first quarter of 2006 and anticipate that approximately 28 patients will be enrolled in that portion of the trial.

Even though our immediate efforts will be focused on pancreatic cancer, the results of Phase 1 and Phase 2 clinical trials suggest that glufosfamide may also be useful for the treatment of other cancers. We expect to initiate additional glufosfamide clinical trials for other indications. Based on human clinical data, the activity of approved alkylators and our understanding of the mechanism of action of glufosfamide, we believe that breast, lung and colon cancers, as well as lymphomas and sarcomas, represent the most promising indications.

2DG

2DG, our product candidate for the treatment of solid tumors, is in a Phase 1 trial. 2DG is an orally administered small molecule that employs Metabolic Targeting to treat solid tumors by directly inhibiting glycolysis. Because tumor cells in general, and those in hypoxic zones in particular, are dependent on glycolysis for survival, tumor cells are particularly sensitive to the effect of 2DG. This compound is a synthetic glucose analog that distributes selectively to tumor tissue because of metabolic changes related to increased glucose consumption. Because tumor cells exhibit increased levels of glucose transport proteins, these cells actively transport 2DG into the cells. Once inside the cell, 2DG interferes with cellular mechanisms for generating energy by competing with glucose for key enzymes in glycolysis. The in vivo efficacy of 2DG has been studied in mouse and rat models of certain cancers, including sarcomas, adenocarcinomas, leukemias, melanomas and bladder, colon and breast tumors. In particular, treatment with 2DG, alone and in combination with other chemotherapy, resulted in increased lifespan or a reduction in tumor growth in many of these models.

We are conducting a Phase 1 trial of daily 2DG as a single agent and in combination with Taxotere to evaluate the safety, blood levels and maximum tolerated dose in patients with solid tumors. Animal studies suggest that 2DG and Taxotere may work together to kill cancer cells with greater efficacy than either drug alone, without increased risk of side-effects. We are developing 2DG based on its specificity for targeting tumor cells and extensive human safety data, as well as recently demonstrated animal efficacy that we and our collaborators at the University of Miami published in Cancer Research in January 2004.

Clinical Trials

2DG has been administered in clinical trials to approximately 600 people principally to evaluate the hormonal and metabolic effects of glucose deprivation. Collectively, these studies have shown that single intravenous doses of 2DG as high as 200 mg/kg do not cause any serious adverse events. Although these data supports the safe use of 2DG in humans, we have not yet obtained human safety data for the cumulative dose or oral administration of 2DG we intend to use in our clinical trials. The FDA may require such data before allowing us to proceed into pivotal clinical trials that will support approval.

We launched a Phase 1 clinical trial of 2DG in January 2004 at the University of Miami and have initiated a second site at the Cancer Therapy and Research Center, located in San Antonio, Texas. This trial is a dose-escalation study to determine the safety, blood levels and maximum tolerated dose of daily oral doses of 2DG given alone or in combination with Taxotere. The study is intended to enroll up to 50 patients with previously treated refractory advanced solid tumors. The study is designed to evaluate the effect of 2DG alone and in combination with Taxotere on tumor metabolism, and provide a preliminary assessment of efficacy, as assessed by computer tomography. Initial data from this study, reported at ASCO 2005, suggest that 2DG is well tolerated when administered every other week, and we intend to evaluate 2DG administered daily, the schedule we believe will ultimately give 2DG the best opportunity to demonstrate efficacy in this setting.

Provided our completed safety study yields favorable results, we are planning to initiate at least one Phase 2 study that will be randomized, blinded, multiple-dose studies designed to evaluate the safety and efficacy of 2DG given continuously in combination with chemotherapy. We will choose indications and appropriate combination therapies for our Phase 2 program based on the results of the ongoing Phase 1 trial.

Discovery Research

We have research programs focused on the design and development of novel cytotoxic prodrug compounds. A prodrug is an inactive compound that is converted in the human body either by spontaneous chemical reactions or enzymatic processes that result in the formation of an active drug. The prodrug concept is well established in chemotherapy, but it was initially only employed to modify the pharmacokinetic properties of compounds through non-specific activation processes. Only more recently has the concept been put to use in the design of agents that are selectively activated in tumor tissues through specific activation processes.

Our prodrugs have two distinct parts, a toxic portion and an attached trigger molecule. To prevent general toxicity, the trigger molecule masks the toxin until the prodrug is activated by low oxygen concentration in the target tissue. Once activated, the toxin kills cells in its vicinity. We have designed prodrugs that are triggered only at the very low oxygen levels found in the hypoxic regions of solid tumors. Our experiments indicate that we can achieve a greater than 100-fold difference in cytotoxicity between cells in normal oxygen levels and hypoxic cells. We have identified lead compounds with promising in vitro data, and additional characterization, evaluation and optimization of these compounds is currently underway.

In addition, we have an active effort to identify additional compounds suitable for development as BPH products. Our efforts include compound discovery, as well as evaluation of existing compounds.

Our expertise includes broad capabilities in target identification and validation, assay development and compound screening. Our medicinal chemistry expertise includes the use of state-of-the-art technologies to turn initially promising compounds generated by our chemists into drug candidates. We believe that our research focus combined with our medicinal chemistry expertise provide us with the capacity to identify, discover and develop novel therapies.

Our Strategy

Our goal is to create a leading biotechnology company that develops and commercializes drugs based on Metabolic Targeting with an initial focus on BPH and cancer. Key elements of our strategy are to:

•	Develop TH-070, glufosfamide and 2DG successfully. For TH-070, we have an ongoing Phase 2 trial in the United States and a Phase 3 trial in Europe for the treatment of symptomatic BPH. For glufosfamide, we have an ongoing Phase 3 trial for the second-line treatment of metastatic pancreatic cancer and an ongoing Phase 1/2 trial for the first-line treatment of inoperable locally advanced or metastatic pancreatic cancer. For 2DG, we have an ongoing Phase 1 trial to evaluate the safety, blood levels and maximum tolerated dose in patients with solid tumors. We intend to advance all of our clinical programs aggressively, and are also exploring additional indications for these product candidates.

•	Continue to broaden our pipeline by sourcing, identifying, discovering and developing new compounds. We are actively pursuing research programs to discover and develop novel therapies that address major unmet medical needs. We also plan to continue to evaluate additional in-licensing opportunities that build on our expertise and complement our current pipeline.

•	Build on our expertise in Metabolic Targeting through continued research in cellular metabolism. We intend to continue our focused approach in research and clinical development. We believe our expertise in Metabolic Targeting gives us an advantage in the identification of new product candidates, therapeutic indications and technologies. We will also leverage the expertise of our scientific and clinical advisors and continue to enter into collaborations with other experts in the field.

•	Execute our commercialization strategy by developing sales and marketing capabilities in selected markets and partnerships in other markets. We intend to retain commercial rights to our products for indications and territories where we believe we can effectively market them. For all other indications and territories, we intend to pursue strategic collaborations.

Manufacturing and Supply

The production of TH-070, glufosfamide, and 2DG employs small molecule organic chemistry procedures that are standard for the pharmaceutical industry. We currently rely on contract manufacturers for the manufacture of active pharmaceutical ingredient, or API, and final drug product of TH-070, Glufosfamide, 2DG, and any other products or investigational drugs for development and commercial purposes. We intend to continue to use our financial resources to accelerate the development of our product candidates rather than diverting resources to establishing our own manufacturing facilities.

We believe that we have sufficient supplies of TH-070 API to conduct and complete our two current BPH clinical trials. We have ordered additional TH-070 API from another supplier. API from this supplier will be formulated into drug product and made available for further clinical trials.

We currently have sufficient supplies of glufosfamide drug product to conduct and complete our planned clinical trials, which have been prepared by a subsidiary of Baxter International, Inc. Our supply of glufosfamide has been stable for the past two years; however, should our current supply not remain stable, we may experience a significant delay in the completion of our pivotal Phase 3 trial. We are in the process of qualifying additional vendors to manufacture glufosfamide API and drug product.

We believe that we have a sufficient supply of 2DG for our anticipated clinical trials over the next year, although there can be no assurance that these supplies will remain stable and usable during this period. If these materials are not stable, we may experience a significant delay in our 2DG clinical program. Additional quantities of API have been ordered and will be manufactured.

We will need to enter into additional agreements for additional supplies of each of our product candidates to complete clinical development and/or commercialize them. For regulatory purposes, we will have to demonstrate comparability of the same drug substance from different manufacturers. Our inability to do so could delay our clinical programs.

Sales and Marketing

We intend to build our own sales force to market our cancer drugs and to maintain all commercial rights to our cancer products in the United States and potentially in Europe. Because the United States cancer market is relatively concentrated, we believe we can effectively target it with a small specialized sales force. We may pursue strategic collaborations to commercialize or co-promote our products in other territories for cancer and on a worldwide basis for indications treated by large physician populations, such as BPH. We currently have no marketing, sales or distribution capabilities. In order to commercialize any of our drug candidates, we must develop these capabilities internally or through collaborations with third parties.

License and Development Agreements

TH-070 License

In June 2004, we entered into an agreement with Acraf, S.p.a., for rights to use Acraf’s regulatory documents and preclinical and clinical information pertaining to the active ingredient in our TH-070 product candidate for our regulatory filings on TH-070-based products and for obtaining marketing authorizations worldwide for such products. Our license is exclusive in territories other than specified European Union countries, including France, Germany, Great Britain, Italy, Portugal, Spain, and Hungary, certain eastern European countries, and certain countries in the former Soviet Union, which we call, collectively, the Acraf Territory. In the Acraf Territory, our rights are non-exclusive. Additionally, under the agreement, Acraf will own all intellectual property rights with respect to the information licensed to us and we will own the intellectual property rights to any data that we obtain from our clinical trials related to anti-cancer activity conducted pursuant to the development plan and, to the extent we conduct trials for certain cancer indications, we granted Acraf a co-exclusive license to use such data and any patents thereon in the Acraf Territory for purposes of supporting use of TH-070 for cancer indications.

In consideration for our licenses under this agreement, we paid Acraf a one-time payment of €300,000, or approximately $374,000. We will also pay Acraf milestone payments, with the next such milestone payment due in connection with the marketing approval of our first TH-070-based product in certain territories. In addition, there is a sales-based milestone due when sales of a TH-070-based Threshold product exceed €50 million in one year. Future aggregate milestone payments could total €1.8 million. We have also agreed to use reasonable business efforts to determine whether development of TH-070 for other cancer indications should be pursued.

We purchased from Acraf 22 kilograms of the active ingredient of TH-070 for a purchase price of €75,000. We also granted Acraf a first right to manufacture and supply 75 percent of the TH-070 active ingredient that we require on terms that are no less favorable than we could obtain from a third-party supplier. Acraf’s manufacture and supply right begins in June 2006 and extends for 10 years from the date of the first launch of our first TH-070-based product, unless Acraf fails to meet the terms offered by a third-party supplier, in which case Acraf’s supply right will terminate.

Our licenses from Acraf under the agreement extend for fifteen years from the date of the first launch of our first TH-070-based product in exclusive territories. Acraf’s licenses under the agreement extend for fifteen years following Acraf’s first launch of any product containing the TH-070 active ingredient in the Acraf Territory. The agreement may not be terminated by either party except for failure to perform due to events beyond a party’s control that cannot be overcome.

Glufosfamide License

In August 2003, we entered into an agreement with Baxter International, Inc., and Baxter Healthcare S.A., together Baxter, for the licensing and development of glufosfamide. Under this agreement, we have an exclusive worldwide license and/or sublicense under Baxter’s patent rights, proprietary information, and know-how relating to glufosfamide to develop and commercialize products containing glufosfamide for the treatment of cancer. Baxter’s patent rights include one issued United States patent and 24 foreign counterparts related to glufosfamide, as well as one foreign patent related to its manufacture. Baxter has agreed to provide us with all of its information related to glufosfamide, including animal study data.

In consideration for our licenses under this agreement, we paid an upfront license fee of $100,000 and development milestone payments of $100,000 and $1.3 million. We are obligated to make certain additional development milestone payments, with the next such payment due in connection with the filing of a new drug application with the FDA for glufosfamide. Future milestone payments in connection with the development of glufosfamide and United States and foreign regulatory submissions and approvals could equal $8.0 million, and sales-based milestone payments could total up to $17.5 million. Following regulatory approval, we will be obligated to pay up to mid-single digit royalties to Baxter based on sales of glufosfamide products.

This agreement remains in effect until terminated by either party. We may terminate the agreement at will upon 60 days prior written notice to Baxter. Baxter may terminate this agreement if we:

•	fail to meet our obligations under the agreement to develop and commercialize a glufosfamide product, and we have not cured this breach within 90 days after receiving a notice from Baxter;

•	discontinue development of glufosfamide products for a continuous period of 12 months, in a manner that is inconsistent with our then-current plan to develop glufosfamide products, and we have not cured this breach within 90 days after receiving a notice from Baxter;

•	are in material breach of any other term of the agreement, which is not cured within 60 days of any notice by Baxter; or

•	become insolvent.

Glufosfamide Asian Development Agreement

In November 2004, we entered into a Development Agreement with MediBIC Co. Ltd. MediBIC is a publicly traded Japanese biotechnology company focused on developing therapeutic compounds in partnership with non-Japanese biotechnology firms and providing consulting services in the design, management, and data analysis of clinical trials using pharmacogenomic platforms developed internally and in collaboration with other companies. By working with MediBIC, we believe that we will be able to develop glufosfamide in Asian countries more quickly than by undertaking such efforts on our own or with other third parties. Pursuant to this agreement, we agreed with MediBIC on a development plan for glufosfamide for the treatment of pancreatic cancer in certain Asian countries, including Japan, South Korea, India, China, Taiwan and Hong Kong. We have also received an exclusive, royalty free license to MediBIC’s know-how for the manufacture, sale, and distribution of glufosfamide products for the treatment of cancer worldwide. In connection with the Development Agreement, we granted to MediBIC a non-exclusive license to use Threshold confidential information relating to glufosfamide for the limited purpose of preparing the development plan and any associated marketing plans as authorized under the Development Agreement, and a non-exclusive license to use Threshold confidential information for the time necessary for MediBIC to perform its obligations under the development plan.

Under this agreement, in December 2004 we received an upfront payment of $4.75 million to support the development of glufosfamide in the Asian countries covered by the agreement and, under a separate but related agreement, an option payment of $250,000. We are responsible for all development activities and MediBIC has no other funding obligations. We have agreed to pay MediBIC a percentage of net sales or net revenues from the sales of glufosfamide products for the treatment of cancer by us or third parties in the Asian countries covered by the agreement. We may also be required to pay MediBIC a percentage of up front or milestone payments we receive from any third-party sublicensee of ours for the development of a glufosfamide product for the treatment of cancer in those Asian countries.

We may terminate the agreement at any time by making certain payments to MediBIC ranging from $5.25 to $15 million, depending on the stage of development of the glufosfamide product. Otherwise, the agreement will continue until the expiration of the last-to-expire patent in a country in the Asian territories covered by the agreement that is owned or controlled by us and claims glufosfamide, its use for the treatment of cancer or a process to make such compound in such country.

2DG License

In November 2002, we entered into an exclusive license agreement with Dr. Theodore J. Lampidis and Dr. Waldemar Priebe. This agreement gives us exclusive worldwide rights to international patent application US01/07173, to all of its United States counterpart and priority applications, and any United States and foreign patents and patent applications that claim priority from such applications. One United States patent licensed under this agreement has been issued. This patent and the related pending applications cover the treatment of cancer with 2DG in combination with certain other cancer drugs.

In consideration for this license, we have reimbursed Drs. Lampidis and Priebe for patent costs and will bear all future patent costs incurred under this agreement. We are also obligated to make certain milestone payments, including milestone payments of up to $700,000 in connection with the filing and approval of a NDA for the first product covered by the licensed patents, as well as royalties based on sales of such products. This license terminates upon the last to expire issued patent covering the technology licensed under it. We have the right to terminate the license at will upon written notice to Drs. Lampidis and Priebe.

The United States government funded research conducted by Drs. Lampidis and Priebe and, therefore, the research is subject to certain federal regulations. For example, under the “march-in” provisions of the Bayh-Dole Act, which governs the transfer of technology developed under federal grants and contracts, the government may have the right under limited circumstances to grant licenses to the technology.

Patents and Proprietary Rights

Our policy is to patent the technologies, inventions and improvements that we consider important to the development of our business. As of September 30, 2005, we owned 32 pending United States patent applications; nine international, or PCT, patent applications; and 71 pending foreign national patent applications; and held exclusive commercial rights to one issued United States patent and 24 issued foreign counterparts of this patent, and one additional foreign patent relating to our glufosfamide product candidate; and to one issued United States patent and three foreign applications and three United States continuation counterpart applications of this patent relating to our 2DG patent candidate.

Intellectual Property Related to TH-070

Our TH-070 product candidate for BPH is protected by one allowed United States patent application claiming methods of treating BPH, as well as three pending United States continuation patent applications and 16 foreign national counterpart patent applications. The term of any patent that issues on these applications is not expected to lapse until 2024, assuming patent term extension is not available. We have also filed one United States patent application and 13 foreign national counterpart patent applications that broadly claim the use of energolytic agents, agents that disrupt the production of energy, to treat BPH. We have also filed five provisional United States patent applications, three international counterpart patent applications, and two foreign national counterpart applications relating to TH-070 analogs and prodrugs. We have also filed two United States provisional patent applications and one international counterpart patent application relating to methods for treating BPH with TH-070. We have also filed one provisional United States patent application on a screen for BPH therapeutic agents, as well as one international patent application for a method of synthesizing TH-070 and certain analogs of TH-070.

We have also filed patent applications claiming methods for treating and/or preventing other diseases with TH-070 and its analogs. We have filed one United States patent application and two foreign national counterpart patent applications claiming methods for treating certain cancers by administering TH-070 in combination with certain other anti-cancer agents. We have also filed one provisional United States patent application and one international counterpart patent application and one foreign counterpart patent application claiming methods for preventing prostate cancer by administering TH-070. We have also filed two provisional United States patent applications claiming methods for using TH-070 as adjuvant therapy for, or in place of, a prostatectomy in the treatment of prostate cancer. We have also filed one provisional United States patent application claiming methods for treating macular degeneration by administering TH-070 or an analog of TH-070.

Intellectual Property Related to Glufosfamide

Our glufosfamide product candidate is covered by one issued United States patent and 24 foreign counterpart patents, as well as one foreign patent relating to its manufacture. These patents are owned by Baxter, which has exclusively licensed them to us. The major European market counterparts of the United States patent expire in 2009, and the United States patent expires in 2014. Under the Hatch-Waxman Act in the United States, and similar laws in Europe, there are opportunities to extend the term of a patent for up to five years. Although we believe that our glufosfamide product candidate will meet the criteria for patent term extension, there can be no assurance that we will obtain such extension. Based on our current clinical timeline, if such an extension were obtained, then we expect that it would be for approximately three years or less. We also have filed one United States patent application and an international patent application describing methods for the identification of patients likely to be most responsive to glufosfamide therapy. As of September 30, 2005, the international patent application is in the process of entering national or regional phase in seven patent offices, which when completed will result in a total of seven counterpart foreign patent applications. We have also filed one international patent application and three United States provisional patent applications describing the use of glufosfamide in combination with other agents, including gemcitabine, to treat cancer. In addition, we have filed one United States provisional patent application on a new unit dose form of our glufosfamide product candidate.

Intellectual Property Related to 2DG

Our 2DG product candidate is protected by one issued United States patent claiming methods for treating breast cancer with 2DG and either paclitaxel or docetaxel (Taxotere), as well as three pending United States continuation patent applications and three foreign counterpart patent applications claiming the use of 2DG and other glycolytic inhibitors in combination with certain other cancer drugs. The term of any patent that issues on these applications is not expected to lapse until 2020, assuming patent term extension is not available. We have licensed exclusive commercial rights to these patents from the inventors. In addition, we own one pending United States application that has been allowed that claims methods for administering 2DG to treat cancer, and we have filed one United States continuation patent application of this application and 16 foreign counterpart patent applications that claim methods for dosing, administering, and formulating 2DG to treat cancer. The term of any patent that issues on these applications is not expected to lapse until 2024, assuming patent term extension is not available. We have also filed one provisional United States patent application claiming methods for administering 2DG for treatment of cancer and one international patent application on analytical methods useful in the production of 2DG for therapeutic use.

Intellectual Property Related to Our Discovery Research

We have filed one United States patent application, four United States provisional patent applications and two international patent applications based on our research on hypoxia-activated prodrugs, claiming compounds and their use as cancer drugs. As of September 30, 2005, one of these international patent applications is in the process of entering national or regional phase in 14 patent offices, which when completed will result in a total of up to 14 counterpart foreign patent applications. In addition, we have filed two United States patent applications, both of which have been allowed, relating to discontinued research programs relating to conjugates of 2DG and certain anti-cancer and cancer imaging agents.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of our patent applications will result in the issuance of any patents, even for patent applications that have been allowed. Moreover, an issued patent does not guarantee us the right to practice the patented technology or commercialize the patented product. Other parties may have blocking patents that could be used to prevent us from commercializing our patented products and practicing our patented technology. Our issued patents and those that may be issued in the future may be challenged, invalidated or circumvented, which could limit our ability or render us unable to stop competitors from marketing related products as well as shorten the term of patent protection that we may have for our products. In addition, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies that do not infringe our intellectual property rights. For these reasons, we may have competition for our products. Moreover, because of the extensive time required for development, testing and regulatory review of a potential therapeutic product, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

We also rely on trade secrets, technical know-how and continuing innovation to develop and maintain our competitive position. We seek to protect our proprietary information by requiring our employees, consultants, contractors, outside scientific collaborators and other advisors to execute non-disclosure and assignment of invention agreements on commencement of their employment or engagement. Agreements with our employees also forbid them from using third party trade secret or other confidential information in their work. We also require confidentiality or material transfer agreements from third parties that receive our confidential data or proprietary materials.

The biotechnology and biopharmaceutical industries are characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. For so long as our product candidates are in clinical trials, we believe our clinical activities fall within the scope of the exemptions provided by 35 U.S.C. Section 271(e) in the United States, which exempts from patent infringement liability activities reasonably related to the development and submission of information to the FDA. This exemption does not apply to commercialization activities, however, so if our product candidates are commercialized, the possibility of a patent infringement claim against us increases. While we attempt to ensure that our clinical product candidates and the methods we employ to manufacture them, as well as the methods for their use we intend to promote, do not infringe other parties’ patents and other proprietary rights, there can be no assurance that they do not, and competitors or other parties may assert that we infringe their proprietary rights in any event.

Competition

We operate in the highly competitive segment of the pharmaceutical market comprised of pharmaceutical and biotechnology companies that research, develop and commercialize products designed to treat cancer. Many of our competitors have significantly greater financial, manufacturing, marketing and product development resources than we do. Large pharmaceutical companies in particular have extensive experience in clinical testing and in obtaining regulatory approval for drugs. These companies also have significantly greater research capabilities than we do. In addition, many universities and private and public research institutes are active in cancer research, some in direct competition with us. We also compete with these organizations to recruit scientists and clinical development personnel.

Competition for Our BPH Product Candidate

Our TH-070 product candidate for the treatment of symptomatic BPH will compete with alpha adrenergic receptor blockers, including Flomax®, co-marketed by Boehringer Ingelheim, Abbott Laboratories and Astellas Pharma Inc., Cardura®, marketed by Pfizer, and Xatral®, marketed by the sanofi-aventis Group and with 5-alpha reductase inhibitors, including Proscar®, marketed by Merck, and Avodart®, marketed by GlaxoSmithKline. In addition, we are aware that other companies are developing drugs for the treatment of BPH. We also will compete with other treatment alternatives such as surgery and other non-drug interventions. The leading BPH drugs are Flomax, which had worldwide 2004 sales of approximately $1.5 billion, and Proscar, which had worldwide 2004 sales of approximately $770 million. Alpha adrenergic receptor blockers, such as Flomax, work by relaxing the smooth muscle in the urethra and bladder and do not address the underlying condition of the enlarged prostate. 5-alpha reductase inhibitors, such as Proscar, work by blocking production of the hormones that stimulate the growth of new prostate cells but do not immediately kill existing cells. Consequently, this class of drugs has a slow onset, typically requiring daily treatment for many months before improving patient symptoms. Drugs in both classes can have significant side effects, including decreased libido, impotence, abnormal ejaculation, rhinitis and cardiovascular effects such as dizziness, fainting and lightheadedness. Many patients ultimately fail existing medical therapy, leading to 350,000 surgical procedures annually in the United States, despite the risks of serious surgical complications including impotence and incontinence.

Competition for Our Cancer Product Candidates

Each cancer indication for which we are developing products has a number of established medical therapies with which our candidates will compete. Most major pharmaceutical companies and many biotechnology companies are aggressively pursuing cancer development programs, including traditional therapies and therapies with novel mechanisms of action. Our glufosfamide product candidate for pancreatic cancer will compete with Gemzar, marketed by Eli Lilly and Company, and 5-flurouracil, or 5-FU, a generic product which is sold by many manufacturers. In 2002, worldwide sales of Gemzar for pancreatic cancer were forecast to be $458 million in 2004. In Gemzar’s Phase 3 registrational trial, no patient survived beyond two years. In addition, Camptosar®, marketed by Pfizer, and Taxotere, marketed by the sanofi-aventis Group, are under investigation as possible combination therapies for first-line treatment of pancreatic cancer. Additionally, the oncology drug advisory committee has recommended to the FDA that OSI Pharmaceuticals and Genentech receive full approval for their supplemental new drug application for the use of Tarceva as a combination therapy with Gemzar for the first-line treatment of pancreatic cancer. PANVAC-VF, a vaccine under development by Therion Biologics, is in a Phase 3 trial as a second-line treatment for pancreatic cancer.

Governmental Regulation and Product Approval

The manufacturing and marketing of our potential products and our ongoing research and development activities are subject to extensive regulation by the FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries.

United States Regulation

Before any of our products can be marketed in the United States, they must secure approval by the FDA. To secure this approval, any drug we develop must undergo rigorous preclinical testing and clinical trials that demonstrate the product candidate’s safety and effectiveness for each chosen indication for use. This extensive regulatory process controls, among other things, the development, testing, manufacture, safety, efficacy, record keeping, labeling, storage, approval, advertising, promotion, sale, and distribution of biopharmaceutical products.

In general, the process required by the FDA before investigational drugs may be marketed in the United States involves the following steps:

•	pre-clinical laboratory and animal tests;

•	submission of an investigational new drug application, or IND, which must become effective before human clinical trials may begin;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use;

•	pre-approval inspection of manufacturing facilities and selected clinical investigators; and

•	FDA approval of a new drug application, or NDA, or of a NDA supplement (for subsequent indications).

Preclinical Testing

In the United States, drug candidates are tested in animals until adequate proof of safety is established. These preclinical studies generally evaluate the mechanism of action of the product and assess the potential safety and efficacy of the product. Tested compounds must be produced according to applicable current good manufacturing practice, or cGMP, requirements and preclinical safety tests must be conducted in compliance with FDA and international regulations regarding good laboratory practices (GLP). The results of the preclinical tests, together with manufacturing information and analytical data, are generally submitted to the FDA as part of an investigational new drug application, or IND, which must become effective before human clinical trials may commence. The IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA requests an extension or raises concerns about the conduct of the clinical trials as outlined in the application. If the FDA has any concerns, the sponsor of the application and the FDA must resolve the concerns before clinical trials can begin. Submission of an IND may not result in FDA authorization to commence a clinical trial. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development, and the FDA must grant permission for each clinical trial to start and continue. Regulatory authorities may require additional data before allowing the clinical studies to commence or proceed from one Phase to another, and could demand that the studies be discontinued or suspended at any time if there are significant safety issues. Furthermore, an independent institutional review board, or IRB, for each medical center proposing to participate in the conduct of the clinical trial must review and approve the clinical protocol and patient informed consent before the center commences the study.

Clinical Trials

Clinical trials for new drug candidates are typically conducted in three sequential phases that may overlap. In Phase 1, the initial introduction of the drug candidate into human volunteers, the emphasis is on testing for safety or adverse effects, dosage, tolerance, metabolism, distribution, excretion, and clinical pharmacology. Phase 2 involves studies in a limited patient population to determine the initial efficacy of the drug candidate for specific targeted indications, to determine dosage tolerance and optimal dosage and to identify possible adverse side effects and safety risks. Once a compound shows evidence of effectiveness and is found to have an acceptable safety profile in Phase 2 evaluations, pivotal Phase 3 trials are undertaken to more fully evaluate clinical outcomes and to establish the overall risk/benefit profile of the drug, and to provide, if appropriate, an adequate basis for product labeling. During all clinical trials, physicians will monitor patients to determine effectiveness of the drug candidate and to observe and report any reactions or safety risks that may result from use of the drug candidate. The FDA, the IRB, or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk.

The data from the clinical trials, together with preclinical data and other supporting information that establishes a drug candidate’s safety, are submitted to the FDA in the form of a new drug application, or NDA, or NDA supplement (for approval of a new indication if the product candidate is already approved for another indication). Under applicable laws and FDA regulations, each NDA submitted for FDA approval is usually given an internal administrative review within 45 to 60 days following submission of the NDA. If deemed complete, the FDA will “file” the NDA, thereby triggering substantive review of the application. The FDA can refuse to file any NDA that it deems incomplete or not properly reviewable. The FDA has established internal substantive review goals of six months for priority NDAs (for drugs addressing serious or life threatening conditions for which there is an unmet medical need) and ten months for regular NDAs. The FDA, however, is not legally required to complete its review within these periods, and these performance goals may change over time. Moreover, the outcome of the review, even if generally favorable, is not typically an actual approval, but an “action letter” that describes additional work that must be done before the NDA can be approved. The FDA’s review of a NDA may involve review and recommendations by an independent FDA advisory committee. The FDA may deny approval of a NDA or NDA supplement if the applicable regulatory criteria are not satisfied, or it may require additional clinical data and/or an additional pivotal Phase 3 clinical trial. Even if such data are submitted, the FDA may ultimately decide that the NDA or NDA supplement does not satisfy the criteria for approval.

Data Review and Approval

Satisfaction of FDA requirements or similar requirements of state, local, and foreign regulatory agencies typically takes several years and requires the expenditure of substantial financial resources. Information generated in this process is susceptible to varying interpretations that could delay, limit, or prevent regulatory approval at any stage of the process. Accordingly, the actual time and expense required to bring a product to market may vary substantially. We cannot assure you that we will submit applications for required authorizations to manufacture and/or market potential products or that any such application will be reviewed and approved by the appropriate regulatory authorities in a timely manner, if at all. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations, which could delay, limit, or prevent regulatory approval. Success in early stage clinical trials does not ensure success in later stage clinical trials. Even if a product candidate receives regulatory approval, the approval may be significantly limited to specific disease states, patient populations, and dosages, or have conditions placed on them that restrict the commercial applications, advertising, promotion, or distribution of these products.

Once issued, the FDA may withdraw product approval if ongoing regulatory standards are not met or if safety problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products which have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs. The FDA may also request additional clinical trials after a product is approved. These so-called Phase 4 studies may be made a condition to be satisfied after a drug receives approval. The results of Phase 4 studies can confirm the effectiveness of a product candidate and can provide important safety information to augment the FDA’s voluntary adverse drug reaction reporting system. Any products manufactured or distributed by us pursuant to FDA approvals would be subject to continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the drug. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with good manufacturing practices, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. We cannot be certain that we or our present or future suppliers will be able to comply with the good manufacturing practices regulations and other FDA regulatory requirements. If our present or future suppliers are not able to comply with these requirements, the FDA may halt our clinical trials, require us to recall a drug from distribution, or withdraw approval of the NDA for that drug. Furthermore, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.

The FDA closely regulates the marketing and promotion of drugs. Approval may be subject to post-marketing surveillance and other record keeping and reporting obligations, and involve ongoing requirements. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising, and potential civil and criminal penalties. Physicians may prescribe legally available drugs for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturers’ communications on the subject of off-label use.

Fast Track Approval

The Federal Food, Drug and Cosmetic Act, as amended, and FDA regulations provide certain mechanisms for the accelerated “Fast Track” approval of potential products intended to treat serious or life-threatening illnesses that have been studied for safety and effectiveness and that demonstrate the potential to address unmet medical needs. The procedures permit early consultation and commitment from the FDA regarding the preclinical and clinical studies necessary to gain marketing approval. Provisions of this regulatory framework also permit, in certain cases, NDAs to be approved on the basis of valid indirect measurements of benefit of product effectiveness, thus accelerating the normal approval process. Certain potential products employing our technology might qualify for this accelerated regulatory procedure. Even if the FDA agrees that these potential products qualify for accelerated approval procedures, the FDA may deny approval of our drugs or may require additional studies before approval. The FDA may also require us to perform post-approval, or Phase 4, studies as a condition of such early approval. In addition, the FDA may impose restrictions on distribution and/or promotion in connection with any accelerated approval, and may withdraw approval if post-approval studies do not confirm the intended clinical benefit or safety of the potential product.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting a NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. If a product that has orphan drug designation subsequently receives FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same disease, except in very limited circumstances, for seven years. These circumstances are an inability to supply the drug in sufficient quantities or a situation in which a new formulation of the drug has shown superior safety or efficacy. This exclusivity, however, also could block the approval of our product for seven years if a competitor obtains earlier approval of the same drug for the same indication.

We intend to file for orphan drug designation for all of our oncology product candidates. Obtaining FDA approval to market a product with orphan drug exclusivity may not provide us with a material commercial advantage.

Anti-Kickback and False Claims Laws

In the United States, we are subject to various federal and state laws pertaining to healthcare “fraud and abuse,” including anti-kickback and false claims laws. The federal Anti-Kickback Law makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf) to knowingly and willfully solicit, offer, receive or pay any remuneration, directly or indirectly, in exchange for, or to induce, the referral of business, including the purchase, order or prescription of a particular drug, for which payment may be made under federal healthcare programs such as Medicare and Medicaid. Violations of the law are punishable by up to five years in prison, criminal fines, administrative civil money penalties, and exclusion from participation in federal healthcare programs. In addition, many states have adopted laws similar to the federal Anti-Kickback Law. Some of these state prohibitions apply to referral of patients for healthcare services reimbursed by any source, not only the Medicare and Medicaid programs. Due to the breadth of these laws, and the potential for additional legal or regulatory change addressing some of our practices, it is possible that our practices or our relationships with physicians might be challenged under anti-kickback laws, which could harm us.

False claims laws prohibit anyone from knowingly presenting, or causing to be presented, for payment to third-party payors (including Medicare and Medicaid) claims for reimbursed items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. Our future activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of Medicaid rebate information and other information affecting federal, state and third-party reimbursement of our products, and the sale and marketing of our products, are subject to scrutiny under these laws. In addition, pharmaceutical companies have been prosecuted under the federal False Claims Act in connection with their off-label promotion of drugs. Penalties for a violation include three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. In addition, certain states have enacted laws modeled after the federal False Claims Act. If the government were to allege that we were, or convict us of, violating these false claims laws, we could be subject to a substantial fine and suffer a decline in our stock price.

Drug Price Competition and Patent Term Restoration Act of 1984

Under the Drug Price Competition and Patent Term Restoration Act of 1984, known as the Hatch-Waxman Amendments, a portion of a product’s patent term that was lost during clinical development and application review by the FDA may be restored. The Hatch-Waxman Amendments also provide for a statutory protection, known as nonpatent market exclusivity, against the FDA’s acceptance or approval of certain competitor applications. The Hatch-Waxman Amendments also provide the legal basis for the approval of abbreviated new drug applications, or ANDAs, for generic drugs.

Patent term restoration can compensate for time lost during product development and the regulatory review process by returning up to five years of patent life for a patent that covers a new product or its use. This period is generally one-half the time between the effective date of an IND (falling after issuance of the patent) and the submission date of a NDA, plus the time between the submission date of a NDA and the approval of that application. Patent term restorations, however, are subject to a maximum extension of five years, and the patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years. The application for patent term extension is subject to approval by the United States Patent and Trademark Office in conjunction with the FDA. It takes at least six months to obtain approval of the application for patent term extension. Up to five years of interim one year extensions are available if a product is still undergoing development or FDA review at the time of its expiration.

The Hatch-Waxman Amendments also provide for a period of statutory protection for new drugs that receive NDA approval from the FDA. If a new drug receives NDA approval as a new chemical entity, meaning that the FDA has not previously approved any other new drug containing the same active moiety, then the Hatch-Waxman Amendments prohibit an abbreviated new drug application or a NDA where the applicant does not own or have a legal right of reference to all of the data required for approval, or a “505(b)(2)” NDA, to be submitted by another company for a generic version of such drug, with some exceptions, for a period of five years from the date of approval of the NDA. The statutory protection provided pursuant to the Hatch-Waxman Amendments will not prevent the filing or approval of a full NDA. In order to gain approval of a full NDA, however, a competitor would be required to conduct its own preclinical investigations and clinical trials. If NDA approval is received for a new drug containing an active ingredient that was previously approved by the FDA but the NDA is for a drug that includes an innovation over the previously approved drug, for example, a NDA approval for a new indication or formulation of the drug with the same active ingredient, and if such NDA approval was dependent upon the submission to the FDA of new clinical investigations, other than bioavailability studies, then the Hatch-Waxman Amendments prohibit the FDA from making effective the approval of an ANDA or a 505(b)(2) NDA for a generic version of such drug for a period of three years from the date of the NDA approval. This three year exclusivity, however, only covers the innovation associated with the NDA to which it attaches. Thus, the three year exclusivity does not prohibit the FDA, with limited exceptions, from approving ANDAs or 505(b)(2) NDAs for drugs containing the same active ingredient but without the new innovation.

While the Hatch-Waxman Amendments provide certain patent term restoration and exclusivity protections to innovator drug manufacturers, it also permits the FDA to approve ANDAs for generic versions of their drugs. The ANDA process permits competitor companies to obtain marketing approval for a drug with the same active ingredient for the same uses but does not require the conduct and submission of clinical studies demonstrating safety and effectiveness for that product. Instead of safety and effectiveness data, an ANDA applicant needs only to submit data demonstrating that its product is bioequivalent to the innovator product as well as relevant chemistry, manufacturing and product data. The Hatch-Waxman Amendments also instituted a third type of drug application that requires the same information as a NDA including full reports of clinical and preclinical studies except that some of the information from the reports required for marketing approval comes from studies which the applicant does not own or have a legal right of reference. This type of application, a “505(b)(2) NDA,” permits a manufacturer to obtain marketing approval for a drug without needing to conduct or obtain a right of reference for all of the required studies.

Finally, the Hatch-Waxman Amendments require, in some circumstances, an ANDA or a 505(b)(2) NDA applicant to notify the patent owner and the holder of the approved NDA of the factual and legal basis of the applicant’s opinion that the patent listed by the holder of the approved NDA in FDA’s Orange Book is not valid or will not be infringed (the patent certification process). Upon receipt of this notice, the patent owner and the NDA holder have 45 days to bring a patent infringement suit in federal district court and obtain a 30-month stay against the company seeking to reference the NDA. The NDA holder could still file a patent suit after the 45 days, but if they did, they would not have the benefit of the 30-month stay. Alternatively, after this 45-day period, the applicant may file a declaratory judgment action, seeking a determination that the patent is invalid or will not be infringed. Depending on the circumstances, however, the applicant may not be able to demonstrate a controversy sufficient to confer jurisdiction on the court. The discovery, trial and appeals process in such suits can take several years. If such a suit is commenced, the Hatch-Waxman Act provides a 30-month stay on the approval of the competitor’s ANDA or 505(b)(2) NDA. If the litigation is resolved in favor of the competitor or the challenged patent expires during the 30-month period, unless otherwise extended by court order, the stay is lifted and the FDA may approve the application. Under regulations recently issued by the FDA, and essentially codified under the recent Medicare prescription drug legislation, the patent owner and the NDA holder have the opportunity to trigger only a single 30-month stay per ANDA or 505(b)(2) NDA.

Foreign Approvals

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Under European Union regulatory systems, we may submit marketing authorizations either under a centralized or decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval.

The policies of the FDA and foreign regulatory authorities may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our investigational drugs or approval of new diseases for our existing products. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad.

Other Government Regulation

Our research and development activities use biological and hazardous materials that are dangerous to human health and safety or the environment. We are subject to a variety of federal, state and local laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these materials and wastes resulting from these materials. We are also subject to regulation by the Occupational Safety and Health Administration, or OSHA, the California and federal environmental protection agencies and to regulation under the Toxic Substances Control Act. OSHA or the California or federal EPA may adopt regulations that may affect our research and development programs. We are unable to predict whether any agency will adopt any regulations that could have a material adverse effect on our operations. We have incurred, and will continue to incur, capital and operating expenditures and other costs in the ordinary course of our business in complying with these laws and regulations.

Legal Proceedings

We are not currently involved in any material legal proceedings.

Facilities

We sublease approximately 33,700 square feet of laboratory and office space in Redwood City, California under an agreement that terminates in February 2010. We lease an additional 6,489 square feet of laboratory space in Redwood City, California under an agreement that terminates in February 2010.

Employees

As of September 15, 2005, we had 62 employees, including 15 who hold Ph.D. and/or M.D. degrees. Forty-three of our employees are engaged in research and development, and our remaining employees are management or administrative staff. None of our employees is subject to a collective bargaining agreement. We believe that we have good relations with our employees.

MANAGEMENT

Officers and Directors

The following table sets forth, as of September 15, 2005, information about our executive officers, significant employee and directors.

Name	Age	Position(s)
Executive Officers and Directors
Harold E. Selick, Ph.D.	51	Chief Executive Officer and Director
Alan B. Colowick, M.D., M.P.H.	43	Chief Medical Officer
Michael S. Ostrach, J.D.	53	Chief Operating Officer and General Counsel
Janet I. Swearson	57	Chief Financial Officer, Vice President Finance
Ralph E. Christoffersen, Ph.D.(2)(3)	67	Director
Patrick G. Enright(1)(3)	42	Director
William A. Halter(3)	44	Director
Wilfred E. Jaeger, M.D.(1)(2)	48	Director
George G.C. Parker, Ph.D.	65	Director
Michael F. Powell, Ph.D.(1)	50	Director
George F. Tidmarsh, M.D., Ph.D.	44	Director

Significant Employee
Mark G. Matteucci, Ph.D.	52	Vice President of Discovery

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the nominating and governance committee

Harold E. Selick, Ph.D. joined us as Chief Executive Officer in May 2003. Since June 2002, Dr. Selick has been a Venture Partner of Sofinnova Ventures, Inc., a venture capital firm. From January 1999 to April 2002, he was Chief Executive Officer of Camitro Corporation, a biotechnology company. From 1992 to 1999, he was at Affymax Research Institute, the drug discovery technology development center for Glaxo Wellcome plc, most recently as Vice President of Research. Prior to working at Affymax he held scientific positions at Protein Design Labs, Inc. and Anergen, Inc. Dr. Selick received his B.S. and Ph.D. from the University of Pennsylvania and was a Damon Runyon-Walter Winchell Cancer Fund Fellow and an American Cancer Society Senior Fellow at the University of California, San Francisco.

Alan B. Colowick, M.D., M.P.H. has served as our Chief Medical Officer since January 2005. From 1999 to 2005, Dr. Colowick held a variety of positions with Amgen, most recently as Vice President of European Medical Affairs. Prior to that, Dr. Colowick worked as senior director of medical affairs and director of product development. Dr. Colowick received his M.D. from the Stanford University School of Medicine and his M.P.H from the Harvard School of Public Health. He completed sub-specialty training in hematology and oncology at Brigham and Women’s Hospital and the Dana Farber Cancer Institute.

Michael S. Ostrach, J.D. joined us on September 2005, and serves as our Chief Operating Officer and General Counsel. Until August 2004, Mr. Ostrach served as President and Chief Operating Officer of Kosan Biosciences Inc., a publicly held biotechnology company, which he joined in October 1997. Prior to joining Kosan, Mr. Ostrach worked with a number of biotechnology companies, including serving as Executive Vice President and Chief Operating Officer of Neurobiological Technologies, Inc., from 1994 to 1996 and held various positions at Cetus Corporation from 1981 to 1991, most recently as Senior Vice President. Mr. Ostrach received a B.A. from Brown University and a J.D. from Stanford University Law School.

Janet I. Swearson has served as our Chief Financial Officer and Vice President, Finance since September 2002. From 1999 to 2001, Ms. Swearson was Chief Financial Officer and Vice President, Finance and Operations

of Camitro Corporation, a biotechnology company. From 1997 to 1999, she was Chief Financial Officer and Vice President, Finance and Administration of IntraBiotics Pharmaceuticals, Inc., a biotechnology company. From 1991 to 1997, Ms. Swearson served in a variety of positions at Affymax Research Institute, including Vice President, Finance and Operations, Senior Director, Director and Controller. She received her B.A. from the University of Minnesota, Duluth and her M.B.A. from Santa Clara University.

Ralph E. Christoffersen, Ph.D. has served as a member of our board of directors since 2003. He has been a Partner of Morgenthaler Management Partners VII, LLC, a private equity firm, since 2001. From 2001 to 2002, he was Chairman of the Board of Ribozyme Pharmaceuticals, Inc., a company involved in developing ribozyme-based therapeutic agents, and from 1992 to 2001, he was Chief Executive Officer and President of Ribozyme Pharmaceuticals. Prior to joining Ribozyme Pharmaceuticals, he was the Senior Vice President of Research at SmithKline Beecham Corporation, Vice President of Discovery Research at The Upjohn Company and President of Colorado State University. Dr. Christoffersen also serves as a director of Serologicals Corp. and a number of private companies. He received his B.S. from Cornell College and his Ph.D. from Indiana University and did his post-doctorate work at Nottingham University, United Kingdom and Iowa State University. He also holds an honorary doctor of law degree from Cornell College.

Patrick G. Enright has served as a member of our board of directors since 2003. He has been a Managing Director of Pequot Capital Management, Inc., an investment management firm, and a General Partner of certain of Pequot’s venture capital and private equity funds since June 2002. From 1998 to 2001, Mr. Enright was a Managing Member of Diaz & Atschul Group, LLC, a principal investment group. From 1995 to 1998, he served in various executive positions at Valentis, Inc., including Senior Vice President, Corporate Development and Chief Financial Officer. From 1993 to 1994, he was Senior Vice President of Finance and Business Development for Boehringer Mannheim Therapeutics, a pharmaceutical company and a subsidiary of Corange Ltd. From 1989 to 1993, Mr. Enright was employed at PaineWebber Incorporated, an investment banking firm, where he became a Vice President in 1992. Mr. Enright is also currently a director of Valentis, Inc. as well as the following private companies: Codexis, Inc., DiObex, Inc., MAP Pharmaceuticals, Inc., Prestwick Pharmaceuticals, Inc. and Raven Biotechnologies, Inc. Mr. Enright received his B.S. from Stanford University and his M.B.A. from the Wharton School of Business at the University of Pennsylvania.

William A. Halter has served as a member of our board of directors since October 2004. Mr. Halter was Acting Commissioner and Deputy Commissioner of the Social Security Administration from 1999 to 2001. From 1993 to 1999, Mr. Halter served as Senior Advisor of the Office of Management and Budget in the Executive Office of the President of the United States. Mr. Halter also served as Economist for the Joint Economic Committee of Congress and as Chief Economist for the U.S. Senate Committee on Finance. Prior to entering public service, he was an Associate at McKinsey and Company. Mr. Halter is a Trustee Emeritus of Stanford University where he chaired the Academic Policy Committee and serves on the Humanities and Sciences Council and Stanford Medical School’s National Advisory Council. Mr. Halter also serves on the board of directors of Akamai Technologies, Inc., Intermune, Inc., webMethods, Inc. and Xenogen, Inc. Mr. Halter received his B.A. from Stanford University and his M.Phil. in Economics from Oxford University where he was a Rhodes Scholar.

Wilfred E. Jaeger, M.D. has served as a member of our board of directors since 2001. He has been a Partner of Three Arch Partners, a venture capital firm, since 1993. Dr. Jaeger serves as a director of a number of private companies. He received his B.S. from the University of British Columbia, his M.D. from the University of British Columbia School of Medicine and his M.B.A. from Stanford University.

George G.C. Parker, Ph.D. has served as a member of our board of directors since October 2004. Dr. Parker is the Dean Witter Distinguished Professor of Finance and Management and previously Senior Associate Dean for Academic Affairs and Director of the MBA Program, Graduate School of Business, Stanford University. He serves as a director of Continental Airlines, Inc., Affinity Group International, Inc., BGI Mutual Funds, Tejon Ranch Company, Converium Holding AG and First Republic Bank. Dr. Parker received his B.A. from Haverford College and his M.B.A. and Ph.D. from Stanford University.

Michael F. Powell, Ph.D. has served as a member of our board of directors since 2001. He has been a Managing Director of Sofinnova Ventures, Inc., a venture capital firm, since 1997. Dr. Powell was Group Leader of Drug Delivery at Genentech, Inc. from 1990 to 1997. From 1987 to 1990, he was the Director of Product Development for Cytel Corporation, a biotechnology firm. He has been an Adjunct Professor at the University of Kansas and an editorial board member of several pharmaceutical journals. Dr. Powell also serves on the board of directors of several private companies, including AlgoRx Pharmaceuticals, Inc., Ascenta Therapeutics, Inc., DioBex, Inc., Orexigen Therapeutics, Inc. and Saegis Pharmaceuticals, Inc. He received his B.S. and Ph.D. from the University of Toronto and completed his post-doctorate work at the University of California.

George F. Tidmarsh, M.D., Ph.D. is our founder and has served as a member of our board of directors since October 2001 and as our President from October 2001 through August 2005. Dr. Tidmarsh is the founder and Chief Executive Officer of Horizon Therapeutics, Inc. From April 2001 to September 2001, Dr. Tidmarsh was an entrepreneur-in-residence at Three Arch Partners, the venture capital firm that provided initial financing to the company. From October 1996 to December 2000, he held various positions at Coulter Pharmaceuticals, Inc., including chief medical officer from September 1998. Prior to that he held scientific and clinical positions at SEQUUS, Gilead Sciences and SyStemix, Inc. He received his M.D. and Ph.D. from the Stanford University School of Medicine where he also completed fellowships in Pediatric Oncology and Neonatal Intensive Care. In addition, he has been a clinical staff member at Stanford Children’s Hospital and El Camino Hospital.

Mark G. Matteucci, Ph.D. joined us as Vice President of Discovery in August 2003. From 1999 to 2002, he provided medicinal chemistry consultation to several biotechnology companies. From 1988 to 1999, he was the Director of Bioorganic Chemistry at Gilead Sciences, Inc. where he was the first scientist hired and established that company’s research program in nucleic acid targeting. Prior to joining Gilead Sciences. Dr. Matteucci was a scientist at Genentech, Inc. Dr. Matteucci received his B.S. from the Massachusetts Institute of Technology and Ph.D. from the University of Colorado.

Scientific and Clinical Advisors

The following persons are our scientific and clinical advisors:

Member	Affiliation	Specialty
Michael Brawer, M.D.	Northwest Prostate Institute	Urology
Stephen Carter, M.D.	Former Head of Worldwide Clinical Development, Bristol-Myers Squibb	Oncology
Stuart Holden, M.D.	Warschaw Prostate Cancer Center, Cedars Sinai Medical Center	Urology
Theodore J. Lampidis, Ph.D.	University of Miami	Tumor Cell Metabolism
Bernard Landau, M.D.	Case Western Reserve University	Metabolism and Biochemistry
Marc Lippman, M.D.	University of Michigan	Oncology
Claus G. Roehrborn, M.D.	University of Texas	Urology
George F. Tidmarsh, M.D, Ph.D.	Founder	Oncology / Cancer Biology
Alan Venook, M.D.	University of California, San Francisco	Oncology
Richard Wahl, M.D.	The Johns Hopkins University	Nuclear Medicine, Radiology and Positron Emission Tomography Nuclear Medicine

Board of Directors

We currently have eight directors. In accordance with the terms of our amended and restated certificate of incorporation, the terms of office of the directors are divided into three classes:

Class I Directors: Dr. Michael F. Powell and Dr. Harold E. Selick (to serve until our 2008 annual meeting of stockholders);

Class II Directors: Dr. Wilfred E. Jaeger, Dr. George F. Tidmarsh and Mr. William A. Halter (to serve until our 2006 annual meeting of stockholders); and

Class III Directors: Dr. Ralph E. Christoffersen, Dr. George G.C. Parker and Mr. Patrick G. Enright (to serve until our 2007 annual meeting of stockholders).

At each annual meeting of stockholders, or special meeting in lieu thereof, after the initial classification of the board of directors, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election or special meeting held in lieu thereof. The authorized number of directors may be changed only by resolution adopted by a majority of the board of directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee.

Audit Committee

Our audit committee consists of Mr. Patrick G. Enright (chair), Dr. Wilfred E. Jaeger and Dr. Michael F. Powell. Our audit committee oversees our corporate accounting and financial reporting process. Our audit committee appoints our independent registered public accounting firm and oversees and evaluates their work, ensures written disclosures and communicates with the independent registered public accounting firm, meets with management and the independent auditor to discuss our financial statements, meets with the independent registered public accounting firm to discuss matters that may affect our financial statements and approves all related party transactions. Mr. Enright is our audit committee financial expert under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002. We believe that the composition of our audit committee meets the requirements for independence under the current requirements of the Sarbanes-Oxley Act of 2002. The Nasdaq National Market and SEC rules and regulations. We believe that the functioning of our audit committee complies with the applicable requirements of the Sarbanes-Oxley Act of 2002, The Nasdaq National Market and SEC rules and regulations. We intend to comply with future requirements to the extent they apply to us.

Compensation Committee

Our compensation committee consists of Dr. Ralph E. Christoffersen (chair) and Dr. Wilfred E. Jaeger. Our compensation committee develops and reviews compensation policies and practices applicable to executive officers, reviews and recommends goals for our Chief Executive Officer and evaluates his performance in light of these goals, reviews and evaluates goals and objectives for other officers, oversees and evaluates our equity incentive plans and reviews and approves the creation or amendment of our equity incentive plans. We believe that the composition of our compensation committee meets the requirements for independence under, and the functioning of our compensation committee complies with, any applicable requirements of the Sarbanes-Oxley Act of 2002, The Nasdaq National Market and SEC rules and regulations. We intend to comply with future requirements to the extent they apply to us.

Nominating and Governance Committee

Our nominating and governance committee consists of Mr. William A. Halter (chair), Mr. Patrick G. Enright and Dr. Ralph E. Christoffersen. The committee recommends nominees to the board of directors. Procedures for the consideration of director nominees recommended by stockholders are set forth in our amended and restated bylaws.

Director Compensation

Effective May 19, 2005, each non-employee director will receive an annual cash retainer of $25,000. Also effective May 19, 2005, the audit committee chairperson will receive an annual cash retainer of $6,000, and the chairpersons of the nominating and corporate governance committee and the compensation committee each will receive an annual cash retainer of $3,000. Each other member of the audit committee, nominating and corporate governance committee and compensation committee will continue to receive an annual cash retainer of $1,000. All directors will continue to be reimbursed for all reasonable out-of-pocket expenses incurred in connection with attendance at Board and committee meetings.

Also effective May 19, 2005, on the date of each annual meeting of stockholders, each non-employee director who has served as a director at least six months prior to such annual meeting will receive an automatic grant of an option to purchase 15,000 shares of our common stock, or the Annual Grant under the 2004 Amended and Restated Equity Incentive Plan, or the Plan. Under the Plan the shares of common stock underlying an Annual Grant vest as to 1/12 of the shares subject to the option on each monthly anniversary of the date of grant for the first 11 months following the date of grant and as to the remaining shares subject to the option on the date of our annual stockholders meeting for the year following the year of grant of the option. In addition, each non-employee director who is first elected or appointed to our board of directors will receive an automatic grant of an option to purchase 30,000 shares of our common stock under the Plan, or the Initial Grant, on the date of such initial election or appointment. Under the Plan the shares of common stock underlying an Initial Grant vest as to 1/36th of the shares subject to the option on each monthly anniversary of the date of grant.

All employee directors who are not 5% owners of our common stock will be eligible to participate in our 2004 Employee Stock Purchase Plan, as more fully described in the section entitled “Employee Benefit Plans—2004 Employee Stock Purchase Plan.”

Compensation Committee Interlocks and Insider Participation

Prior to establishing the compensation committee, the board of directors as a whole made decisions relating to compensation of our executive officers. No member of the board of directors or the compensation committee serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Limitation of Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by law, including if he or she is serving as a director, officer, employee or agent of another company at our request. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification.

We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, provide that we will indemnify our directors and executive officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person’s services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

There is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Executive Compensation

The following table summarizes the compensation paid to, awarded to or earned during the year ended December 31, 2003 and 2004 by our chief executive officer and our other executive officers who were serving as executive officers on such dates and whose salary and bonus exceeded $100,000 for services rendered to us in all capacities during the year ended December 31, 2003 or 2004.

Name And Principal Position(s)	Year	Annual Compensation		Long Term Compensation
				Securities Underlying Options
		Salary	Bonus
Harold E. Selick, Ph.D.(1)	2004	$295,833	$374,614	576,841
Chief Executive Officer	2003	169,007	—	464,252

George F. Tidmarsh, M.D., Ph.D.(2)	2004	245,833	311,250	440,221
Founder and former President	2003	200,000	—	—

Janet I. Swearson(3)	2004	217,083	141,375	245,916
Chief Financial Officer	2003	238,500	—	97,152

(1)	Harold E. Selick, Ph.D., our Chief Executive Officer, initially served as our part-time Acting Chief Executive Officer, in which capacity he earned $2,340. On May 1, 2003, Dr. Selick converted his position to full-time Chief Executive Officer, earning $166,667 on an annualized salary of $250,000. As of March 3, 2005, Dr. Selick’s annual compensation was increased to $400,000.
(2)	As of March 3, 2005, Dr. Tidmarsh’s, annual compensation was increased to $300,000 effective January 1, 2005. Dr. Tidmarsh resigned as our President on August 18, 2005, on which date we entered into a consulting agreement and amendment to stock vesting agreement with Dr. Tidmarsh on the terms described below.
(3)	Janet I. Swearson, our Chief Financial Officer, initially served as a consultant to the company, in which capacity she earned $99,750. She commenced her employment in April 2003, earning $138,750 on an annualized salary of $185,000. As of March 3, 2005, Ms. Swearson’s annual compensation was increased to $245,000.

On August 18, 2005, we entered into a consulting agreement and amendment to stock vesting agreement with Dr. George F. Tidmarsh. Pursuant to the terms of the agreements, Dr. Tidmarsh resigned as our President, and will continue to provide services to us as a consultant and as chairman of our clinical advisory board. Dr. Tidmarsh continues to serve as a member of our board of directors. Dr. Tidmarsh will receive his regular base salary until December 31, 2005 and received our standard medical and dental insurance benefits through August 31, 2005. We will reimburse Dr. Tidmarsh for continuation of medical and dental coverage under COBRA, provided that he timely and accurately elects the coverage, until December 31, 2005. Beginning January 1, 2006, Dr. Tidmarsh will receive a monthly fee of $2,500 for consulting services provided us and for his service as chairman of our clinical advisory board and will be compensated as a nonemployee member of our board of directors.

Option Grants In Year Ended December 31, 2004.    The following table sets forth each grant of stock options during the year ended December 31, 2004 to each of the named executive officers. All options were granted under our 2001 Equity Incentive Plan at an exercise price equal to the fair market value of our common stock, as determined by our board of directors, on the date of grant. The percentage of options granted is based on an aggregate of options to purchase a total of 2,063,551 shares of common stock granted by us during the year ended December 31, 2004 to our employees. The potential realizable value set forth in the last column of the table is calculated based on the term of the option at the time of grant, which is ten years. This value is based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date of grant until their expiration date, assuming a fair market value equal to our initial public offering price of $7.00 per share, minus the applicable exercise price. These numbers are calculated based on the requirements of the SEC and do not reflect our estimate of future stock price growth. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock on the date on which the options are exercised.

Named Executive Officers	Number of Shares Underlying Options Granted		Percentage of Total Options Granted to Employees	Exercise Price per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
						5%	10%
Harold E. Selick, Ph.D	455,401	(1)	22.07%	$0.26	3/9/2014	$4,997,134	$7,957,101
	121,440	(2)	5.89%	0.53	5/11/2014	1,280,442	2,038,889

George F. Tidmarsh, M.D., Ph.D	318,781	(1)(3)	15.45%	0.26	3/9/2014	3,497,997	5,569,976
	121,440	(2)(3)	5.89%	0.53	5/11/2014	1,280,442	2,038,889

Janet I. Swearson	209,484	(1)	10.15%	0.26	3/9/2014	2,298,677	3,660,259
	36,432	(2)	1.77%	0.53	5/11/2014	384,133	611,677

(1)	Shares vest in equal monthly installments over four years from the vesting commencement date.
(2)	Shares vest 25% as of the one-year anniversary of the grant date with the remaining shares vesting in equal monthly installments over the following 36 months.
(3)	Shares subject to vesting pursuant to the terms of an agreement between us and Dr. Tidmarsh described under the heading “—Consulting Agreement and Amendment to Stock Vesting Agreement.”

Aggregated Option Exercises During Year Ended December 31, 2004 And Year-End Option Values.    The following table sets forth information for each of the named executive officers regarding the number of shares subject to both exercisable and unexercisable stock options, as well as the value of unexercisable in-the-money options, as of December 31, 2004. There was no public trading market for our common stock as of December 31, 2004. Accordingly, the value of the unexercised in-the-money options at fiscal year-end has been calculated by determining the difference between the exercise price per share and our initial public offering price of $7.00 per share.

Named executive officers	Number of Shares Acquired	Value Realized(1)	Number of Securities Underlying Unexercised Options at December 31, 2004		Value of Unexercised In-The-Money Options at December 31, 2004
			Exercisable(2)	Unexercisable	Exercisable	Unexercisable
Harold E. Selick, Ph.D.	1,127,050	$7,618,549	—	—	$—	—
George F. Tidmarsh, M.D., Ph.D	854,636	5,813,832	121,440	—	785,717	—
Janet I. Swearson	348,988	2,352,650	—	—	—	—

(1)	These values have been calculated based on our initial public offering price of $7.00, less the applicable exercise price per share, multiplied by the underlying shares, without taking into account any taxes that may be payable in connection with the transaction.
(2)	The outstanding option may be exercised at any time, whether vested or unvested. Upon the exercise of an unvested option or the unvested portion of an option, the holder will receive shares of restricted stock that are subject to our repurchase right at the original purchase price of the shares, which repurchase right lapses in accordance with the vesting schedule previously applicable to the option.

Change of Control Severance Agreements

In December 2004, we entered into change of control severance agreements with Dr. Selick, Ms. Swearson and Dr. Matteucci, and in January 2005, we entered into a similar agreement with Dr. Colowick. Each of these agreements provides that if such person’s employment is terminated by us without cause or is involuntarily terminated, then such person will be entitled to a severance payment consisting of 12 months base salary as in effect as of the date of termination. If such person’s employment is terminated without cause or involuntarily terminated within 18 months following a change of control, then such person will be entitled to the following severance benefits: 12 months base salary and any applicable allowances in effect as of the date of termination or, if greater, as in effect in the year in which the change of control occurs, immediate acceleration and vesting of all stock options granted prior to the change of control, the termination of our right to repurchase shares of restricted stock purchased prior to the change of control, extension of the exercise period for stock options granted prior to the change of control to two years following the date of termination and up to 12 months of health benefits.

In September 2005, we entered into a change of control severance agreement with Mr. Ostrach that provides that if his employment is terminated without cause or involuntarily terminated within 18 months following a change of control, then he will be entitled to the following severance benefits: 12 months base salary and any applicable allowances in effect as of the date of termination or, if greater, as in effect in the year in which the change of control occurs, immediate acceleration and vesting of all stock options granted prior to the change of control, the termination of our right to repurchase shares of restricted stock purchased prior to the change of control, extension of the exercise period for stock options granted prior to the change of control to two years following the date of termination and up to 12 months of health benefits.

Consulting Agreement and Amendment to Stock Vesting Agreement

In December 2004, we entered into a stock vesting agreement with Dr. Tidmarsh, the terms of which were amended in August 2005 pursuant to a consulting agreement and amendment to stock vesting agreement. The consulting and amendment to stock vesting agreement provides that if either (i) Dr. Tidmarsh remains a consultant to us or the chairman of our clinical advisory board until December 31, 2005 or if (ii) Dr. Tidmarsh’s service to us as a consultant and as the chairman of our clinical advisory board is terminated without cause prior to December 31, 2005, then our right to repurchase up to 165,549 shares of our common stock held by Dr. Tidmarsh as of September 15, 2005 and up to 80,960 shares of our common stock that may be issued to Dr. Tidmarsh upon his exercise of an option to purchase shares of our common stock as of September 15, 2005, will terminate. In addition, this agreement provides that if after December 31, 2005, Dr. Tidmarsh remains a consultant to us or the chairman of our clinical advisory board, our repurchase right with respect to 199,238 shares of our common stock held by him as of September 15, 2005 will terminate according to the vesting schedule with respect to such shares. In the event Dr. Tidmarsh’s service to us as a consultant and as the chairman of our clinical advisory board is terminated without cause, then our repurchase right with respect to such shares will terminate in its entirety.

Employee Benefit Plans

2004 Equity Incentive Plan

Our 2004 Equity Incentive Plan, as amended, or the 2004 Plan, was adopted by our board of directors and approved by our stockholders. The 2004 Plan will terminate in 2014 unless it is terminated earlier by our board or directors.

Stock options, stock appreciation rights, or SARs, stock awards and cash awards may be granted under the 2004 Plan. Each is referred to as an award in the 2004 Plan. Options granted under the 2004 Plan may be either “incentive stock options,” as defined under Section 422 of the Internal Revenue Code of 1986, as amended, or nonstatutory stock options.

Share Reserve.    We have reserved a total of 2,428,805 shares of our common stock, plus the shares described below, for issuance under the 2004 Plan, 1,910,393 of which were available for future grant as of September 15, 2005. Awards generally shall not reduce the share reserve until the earlier of vesting or the delivery of the shares pursuant to an award. Shares reserved under the plan also include (i) 56,188 shares of common stock available for issuance under our terminated 2001 Equity Incentive Plan, including 251,737 shares subject to outstanding awards under the 2001 Equity Incentive Plan, plus (ii) shares of common stock issued under the 2001 Equity Incentive Plan or the 2004 Plan that are forfeited or repurchased by us at or below the original purchase price or that are issuable upon exercise of awards granted pursuant to the 2001 Equity Incentive Plan or the 2004 Plan that expire or become unexercisable for any reason without having been exercised, plus (iii) shares of common stock that are restored by our board of directors or its compensation committee pursuant to provisions in the 2004 Plan that permit options to be settled in shares on a net appreciation basis at our election. Our 2001 Equity Incentive Plan terminated upon the completion of our initial public offering.

Automatic Annual Increase of Share Reserve.    The 2004 Plan provides that the share reserve will be cumulatively increased on January 1 of each year, beginning January 1, 2005 and for nine years thereafter, by a number of shares that is equal to the lesser of (a) 5% of the number of our company’s shares issued and outstanding prior to the preceding December 31, (b) 1,214,402 shares and (c) a number of shares set by our board of directors.

Automatic Grants.    The 2004 Plan provides that persons who first become non-employee directors after the effective date of this offering will be automatically granted options under the 2004 Plan in the following amounts: (a) an option to purchase 30,000 shares of our common stock upon their initial appointment to our board of directors, and (b) commencing in 2005 and provided that such individual has served as a non-employee director for at least six months, an option to purchase 15,000 shares annually thereafter.

Administration.    The 2004 Plan is administered by the Compensation Committee of our board of directors or a delegated officer in certain instances. The Compensation Committee or officer is referred to in the 2004 Plan as the administrator.

Eligibility.    Awards under the 2004 Plan may be granted to our employees, directors and consultants. Incentive stock options may be granted only to our employees. The administrator, in its discretion, approves awards granted under the 2004 Plan.

Termination of Awards.    Generally, if an awardee’s service to us terminates other than by reason of death, disability, retirement or for cause, vested options and SARs will remain exercisable for a period of three months following the termination of the awardee’s service. Unless otherwise provided for by the administrator in the award agreement, if an awardee dies or becomes totally and permanently disabled while an employee or consultant or director, the awardee’s vested options and SARs will be exercisable for one year following the awardee’s death or disability, or if earlier, the expiration of the term of such award.

Nontransferability of Awards.    Unless otherwise determined by the administrator, awards granted under the 2004 Plan are not transferable other than by will, a domestic relations order, or the laws of descent and distribution and may be exercised during the awardee’s lifetime only by the awardee.

Stock Options

Exercise Price.    The administrator determines the exercise price of options at the time the options are granted. The exercise price of an incentive stock option may not be less than 100% of the fair market value of the our common stock on the date of grant. The exercise price of a nonstatutory stock option may not be less than 85% of the fair market value of our common stock on the date of grant. The fair market value of our common stock will generally be the closing sales price as quoted on The Nasdaq National Market.

Exercise of Option; Form of Consideration.    The administrator determines the vesting schedule (if any) applicable to options. The administrator may grant options that are exercisable for unvested shares of common stock. To the extent that an optionee exercises an unvested option, we generally have the right to repurchase any or all of such unvested shares for either the exercise price paid by the optionee for such shares or the lower of the (i) exercise price paid by the optionee for such shares or (ii) current fair market value of such shares, as determined in accordance with the 2004 Plan, upon termination of optionee’s employment or other relationship with us. This repurchase right lapses at the same rate as the vesting schedule applicable to the shares underlying the option. The means of payment for shares issued on exercise of an option are specified in each award agreement. The 2004 Plan permits payment to be made by any lawful means including cash, check, wire transfer, other shares of our common stock (with some restrictions), broker-assisted same day sales or cancellation of any debt owed by us or any of our affiliates to the optionholder or in certain instances a delivery of cash or stock for any net appreciation.

Term of Options.    The term of an option may be no more than ten years from the date of grant. No option may be exercised after the expiration of its term. Any incentive stock option granted to a ten percent stockholder may not have a term of more than five years.

Stock Appreciation Rights.    The administrator may grant SARs alone, in addition to, or in tandem with, any other awards under this plan. An SAR entitles the participant to receive the amount by which the fair market value of a specified number of shares on the exercise date exceeds an exercise price established by the administrator. The excess amount will be payable in ordinary shares, in cash or in a combination thereof, as determined by the administrator. The terms and conditions of an SAR will be contained in an award agreement. The grant of an SAR may be made contingent upon the achievement of objective performance conditions.

Stock Awards.    The administrator may grant stock awards such as bonus stock, restricted stock or restricted stock units. Generally such awards will contain vesting features such that awards will either not be delivered, or may be repurchased by us at cost, if the vesting requirements are not met. The administrator will determine the vesting and share delivery terms. In the case of restricted stock units the administrator may in its discretion offer the awardee the right to defer delivery. Stock awards may be settled in cash or stock as determined by the administrator.

2004 Employee Stock Purchase Plan

General.    Our 2004 Employee Stock Purchase Plan, or the Purchase Plan, was adopted by our board of directors and approved by our stockholders. The Purchase Plan provides our employees with an opportunity to purchase our common stock through accumulated payroll deductions.

Share Reserve.    A total of 750,000 shares of common stock has been reserved for issuance under the Purchase Plan. In addition, the Purchase Plan provides for annual increases in the total number of shares available for issuance under the Purchase Plan on January 1 of each year, by a number of shares that is equal to the least of:

•	1% of the outstanding shares of our common stock on that date;

•	500,000 shares; or

•	a lesser number as determined by the Compensation Committee of our board of directors prior to such January 1.

Administration.    The Compensation Committee appointed by our board of directors, administers the Purchase Plan and has full and exclusive authority to interpret the terms of the Purchase Plan and determine eligibility, subject to the limitations of Section 423 of the Code or any successor provision in the Code.

Eligibility.    Persons are eligible to participate in the Purchase Plan if they are employed by us or any participating subsidiary for more than 20 hours per week for more than five months in any calendar year. However, no person may participate in the Purchase Plan if, immediately after the grant of the stock purchase rights under the Purchase Plan, such person will own stock possessing five percent or more of the total combined voting power or value of all classes of our capital stock or of any participating subsidiary.

Offering Periods.    The Purchase Plan provides for offering periods of 24 months or such shorter period as may be established by the Compensation Committee. The Purchase Plan includes four six-month purchase periods unless otherwise provided by the Compensation Committee. The initial offering and purchase periods commenced on February 4, 2005, the first day on which price quotations for our common stock first became available on The Nasdaq National Market. The initial offering period will end February 14, 2007 and the initial purchase period will end August 15, 2005. Additional offering periods start on either February 15 or August 15 of each year and end on August 14 or February 14 of each year.

Payroll Deductions.    The Purchase Plan permits participants to purchase our common stock through payroll deductions of between 1% and 15% of the participant’s compensation under the Purchase Plan, up to a maximum of $21,250 per year, and up to a maximum of 2,500 shares per purchase period. Compensation includes regular salary payments, bonuses, incentive compensation, overtime pay and other compensation as determined from time to time by our board of directors, but excludes all other payments including long-term disability or workers’ compensation payments, car allowances, relocation payments and expense reimbursements.

Purchase Price.    Amounts deducted and accumulated for the participant’s account are used to purchase shares of our common stock on the last trading day of each purchase period at a price of 85% of the lower of the fair market values of the common stock at the beginning of the offering period and the end of the purchase period without interest. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions accumulated to that date. Participation ends automatically upon termination of employment and payroll deductions credited to the participant’s account are returned to the participant without interest.

Qualification under the Code.    The 2004 Purchase Plan is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code.

Nontransferability.    Stock purchase rights granted under the Purchase Plan are not transferable by a participant other than by will or the laws of descent and distribution. Shares purchased under the plan can be disposed of upon the provision of a notice.

Change in Control.    In the event of a merger or other corporate transaction, the Purchase Plan will continue for the remainder of all open offering periods that commenced prior to the closing of the merger or other corporate transaction and shares will be purchased based on the fair market value of the surviving corporation’s stock on each purchase date (taking account of the exchange ratio where necessary) unless otherwise determined by the Compensation Committee. In the event of a dissolution or liquidation of our company, the offering period will terminate immediately prior to the event, unless otherwise determined by the Compensation Committee. In exercising its discretion, the Compensation Committee may terminate the Purchase Plan after notice to participants.

Amendment and Termination.    Our board of directors has the authority to amend or terminate the Purchase Plan at any time, including amendments to outstanding stock purchase rights under these plan, subject to required approvals of our stockholders in order for the Purchase Plan to qualify under Section 423 of the Code or other applicable law.

401(k) Plan

We have established and maintain a retirement savings plan under section 401(k) of the Code to cover our eligible employees. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a tax deferred basis through contributions to the 401(k) plan. Our 401(k) plan is qualified under Section 401(a) of the Code and its associated trust is exempt from federal income taxation under Section 501(a) of the Code. Our 401(k) permits us to make matching contributions on behalf of eligible employees; however, we currently do not make these matching contributions.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions:

•	to which we are a party;

•	in which the amount involved exceeds $60,000; and

•	in which any director, executive officer or holder of more than 5% of our capital stock had or will have a direct or indirect material interest.

Preferred Stock Issuances

On October 29, 2001 and February 7, 2002, we sold an aggregate of 7,500,000 shares of Series A preferred stock at a price per share of $0.10, for an aggregate purchase price of $0.8 million. On August 15, 2002, we affected a 1:10 reverse stock split of our capital stock and sold an additional 8,250,000 shares (post-stock split) of Series A preferred stock at a price per share of $1.00, for an aggregate purchase price of $8.3 million. Following the reverse stock split and the August 15, 2002 sale of additional shares of Series A preferred stock, we had 9,000,000 shares of Series A preferred stock issued and outstanding. On November 17, 2003, we sold an aggregate of 24,848,484 shares of Series B preferred stock at a price per share of $1.65, for an aggregate purchase price of $41.0 million. Each share of Series A preferred stock and Series B preferred stock automatically converted into approximately 0.6072 shares of common stock upon the closing of our initial public offering.

The following holders of more than 5% of our securities purchased securities in our preferred stock financings in the amounts shown below.

Investor	Series A Preferred Stock*	Series B Preferred Stock*
Entities affiliated with Morgenthaler Management Partners VII, LLC(1)	—	5,454,545
Entities affiliated with Pequot Capital Management, Inc.(2)	—	5,454,545
Entities affiliated with ProQuest Investments	2,250,000	3,030,303
Entities affiliated with Sofinnova Ventures, Inc.(3)	2,250,000	3,030,303
Entities affiliated with Three Arch Partners(4)	2,250,000	3,030,303
Entities affiliated with Sutter Hill Ventures	1,589,079	2,140,175

Total	8,339,079	22,140,174

(1)	Ralph E. Christoffersen, a member of our board of directors, is a Member of Morgenthaler Management Partners VII, LLC.
(2)	Patrick G. Enright, a member of our board of directors, is a Managing Director of Pequot Capital Management, Inc. and a General Partner of certain of Pequot’s venture capital and private equity funds.
(3)	Michael F. Powell, a member of our directors, and Harold E. Selick, our Chief Executive Officer and one of our directors, are a Managing Director and Venture Partner, respectively, of Sofinnova Ventures, Inc.
(4)	Wilfred E. Jaeger, a member of our board of directors, is a Partner of Three Arch Partners. Additionally, George F. Tidmarsh, a member of our board of directors and our former President, served as an entrepreneur-in-residence at Three Arch Partners immediately prior to our inception.
*	Share amounts do not reflect the effect of a 1 for 1.6469 reverse stock split of our common stock in January 2005.

Shares held by all affiliated persons and entities have been aggregated. For additional details on the shares held by each of these purchasers, please refer to the information in this prospectus under the heading “Principal and Selling Stockholders.” Each share of preferred stock automatically converted into common stock upon the closing of this offering. The purchasers of these shares are entitled to certain registration rights. See “Description of Capital Stock—Registration Rights.”

Participation in the Company’s Initial Public Offering

Certain of our existing stockholders, including entities affiliated with Morganthaler Management Partners VII, LLC, Pequot Capital Management, Inc., ProQuest Investments, Sofinnova Ventures, Inc., Three Arch Partners and Sutter Hill Ventures purchased a total of 1,500,003 shares of our common stock in the initial public offering of shares of our common stock on February 3, 2005. At an initial public offering price of $7.00 per share, these stockholders purchased $10.5 million of our common stock in the initial public offering.

Other Related Party Transactions and Business Relationships

Dr. Harold E. Selick, our Chief Executive Officer, has served as a venture partner of Sofinnova Ventures, Inc., a holder of more than 5% of our common stock, since June 2002. In 2003 and 2004, Dr. Selick received $152,083 and $84,000, respectively, in compensation from Sofinnova Ventures, Inc. Dr. Selick also has a carried interest in a company in which Sofinnova Ventures, Inc. is an investor.

On September 9, 2002, we entered into a consulting agreement with Janet I. Swearson, our Chief Financial Officer. Under the agreement, Ms. Swearson agreed to provide us with financial consulting in exchange for $1,500 a day and a grant of an option to purchase 5,920 shares of our common stock. The agreement was terminated in April 2003 when Ms. Swearson commenced her full-time employment with us as our Chief Financial Officer.

Our Amended and Restated Certificate of Incorporation and Bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by Delaware law. Further, we have entered into separate indemnification agreements with each of our directors and executive officers.

In connection with the sale of our preferred stock, we entered into an Amended and Restated Investors Rights Agreement with the purchasers of such stock granting them certain registration rights. For further information, see “Description of Capital Stock.”

In November 2004, we entered into a Development Agreement with MediBIC Co. Ltd. The Chief Operating Officer and a director of Anexus Pharmaceuticals, Inc., a subsidiary of MediBIC, is the wife of Dr. Harold E. Selick, our Chief Executive Officer.

Our Senior Director of Investor Relations, Denise Powell is the sister of Dr. Michael F. Powell, a member of our board of directors and a member of the audit committee. Ms. Powell’s annual salary is $140,000. In addition, in January 2005, Ms. Powell was granted an option to purchase 45,540 shares of our common stock. Twenty-five percent of these shares vest on the one-year anniversary of the commencement of Ms. Powell’s employment with us, and the remaining shares vest monthly over the subsequent three years. Ms. Powell also received a bonus of $24,000. Prior to becoming an employee of us in January 2005, Ms. Powell was an independent investor relations consultant. From 1992 to 1998, Ms. Powell held a variety of positions at Amgen Inc., including Associate Director of Investor Relations from 1995 to 1998.

On August 18, 2005, we entered into a consulting agreement and amendment to stock vesting agreement with Dr. George F. Tidmarsh, a member of our board of directors. Pursuant to the terms of the agreements, Dr. Tidmarsh resigned as our President, and will continue to provide services to us as a consultant and as chairman of our clinical advisory board. Dr. Tidmarsh will receive his regular base salary until December 31, 2005 and received our standard medical and dental insurance benefits through August 31, 2005. We will reimburse Dr. Tidmarsh for continuation of medical and dental coverage under COBRA, provided that he timely and accurately elects the coverage, until December 31, 2005. Beginning January 1, 2006, Dr. Tidmarsh will receive a monthly fee of $2,500 for consulting services provided us and for his service as chairman of our clinical advisory board, and will be compensated as a nonemployee member of our board of directors. We have also paid Dr. Tidmarsh $10,000 for services in connection with the organization of a scientific meeting.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of September 15, 2005, and as adjusted to reflect the sale of shares of our common stock offered by this prospectus, by:

•	each of our directors and the named executive officers;

•	all of our directors and executive officers as a group; and

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, shares of common stock issuable under stock options that are exercisable within 60 days of September 15, 2005 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over their shares of common stock, except for those jointly owned with that person’s spouse. Percentage of beneficial ownership before the offering is based on 30,860,256 shares of common stock outstanding as of September 15, 2005. Upon the completion of this offering, there will be 37,110,256 shares of common stock outstanding, assuming the underwriters do not exercise their right to purchase shares to cover over-allotments, if any. Shares beneficially owned after the offering assume no exercise of the underwriters’ over-allotment option. Unless otherwise noted below, the address of each person listed on the table is c/o Threshold Pharmaceuticals, Inc., 1300 Seaport Boulevard, Redwood City, California 94063.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned Prior to Offering	Shares Being Sold in Offering	Percent of Shares Beneficially Owned
			Before Offering	After Offering(1)
Holders of more than 5% of our voting securities
Entities affiliated with Morgenthaler Partners VII, LLC(2) 2710 Sand Hill Road Suite 100 Menlo Park, CA 94025	2,309,382	*	7.5%	6.2%
Entities affiliated with Pequot Capital Management, Inc.(3) 500 Nyala Farm Road Westport, CT 06880	3,553,725	*	11.5%	9.6%
Entities affiliated with ProQuest Investments(4) 12626 High Bluff Drive Suite 360 San Diego, California 92130	3,440,203	*	11.1%	9.3%
Entities affiliated with Sofinnova Ventures, Inc.(5) 140 Geary Street Tenth Floor San Francisco, CA 94108	3,440,202	*	11.1%	9.3%
Entities affiliated with Three Arch Partners(6) 3200 Alpine Road Portola Valley, CA 94028	3,440,202	*	11.1%	9.3%
Entities affiliated with Sutter Hill Ventures(7) 755 Page Mill Road, Suite A-200 Palo Alto, CA 94304-1005	2,429,669	*	7.9%	6.5%

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned Prior to Offering	Shares Being Sold in Offering	Percent of Shares Beneficially Owned
			Before Offering	After Offering(1)
Directors and Named Executive Officers
Harold E. Selick, Ph.D.(8)	1,130,620	—	3.7%	3.0%
George F. Tidmarsh, M.D., Ph.D.(9)	1,117,230	—	3.6%	3.0%
Janet I. Swearson(10)	352,559	—	1.1%	**
Alan B. Colowick, M.D., M.P.H.(11)	153,816	—	**	**
Michael S. Ostrach, J.D.	—	—	**	**
Ralph E. Christoffersen(12)	2,324,382	—	7.5%	6.3%
Patrick G. Enright(13)	3,568,725	—	11.6%	9.6%
Wilfred E. Jaeger(14)	3,455,202	—	11.2%	9.3%
Michael F. Powell(15)	3,455,202	—	11.2%	9.3%
William A. Halter(16)	51,432	—	**	**
George G.C. Parker(17)	51,432	—	**	**
All directors and executive officers as a group (11 persons) (18)	15,660,600	—	50.8%	42.2%

*	If the underwriters exercise their right to purchase up to 937,500 shares of our common stock to cover over-allotments, if any, entities affiliated with Morgenthaler Partners VII, LLC will sell up to 116,344 shares of our common stock, entities affiliated with Pequot Capital Management, Inc. will sell up to 179,062 shares of our common stock and entities affiliated with ProQuest Investments will sell up to 173,344 shares of our common stock. We will not receive any proceeds from the sale of our common stock by our stockholders. In the event the underwriters do not exercise their right to purchase shares to cover over-allotments, none of our stockholders will sell shares in the offering.
**	Less than 1.0%.
(1)	Does not include shares subject to the underwriters’ right to purchase shares to cover over-allotments, if any, and does not reflect the sale by any stockholder of shares of our common stock in the offering in the event such right is exercised by the underwriters.
(2)	Includes 2,309,382 shares held by Morgenthaler Partners VII, L.P. (MP VII). Ralph E. Christoffersen, a member of our board of directors, is a Member of Morgenthaler Management Partners VII, LLC, the managing partner of MP VII. Dr. Christoffersen shares voting power over the shares with the other members of MP VII. The natural persons who have voting or investment power over the shares held of record by MP VII are Robert C. Bellas, Jr., Greg E. Blonder, James W. Broderick, Ralph E. Christoffersen, Andrew S. Lanza, Theodore A. Laufik, Paul H. Levine, Gary R. Little, John D. Lutsi, Gary J. Morgenthaler, Robert D. Pavey, G. Gary Shaffer, Peter G. Taft. Dr. Christoffersen disclaims beneficial ownership of the shares held by MP VII except to the extent of his pecuniary interest therein.
(3)	Includes shares which may be deemed to be beneficially owned by Pequot Capital Management, Inc., the investment manager of Pequot Private Equity Fund III, L.P., which may be deemed to be the holder of record of 3,114,659 shares, and Pequot Offshore Private Equity Partners III, L.P., the holder of record of 439,066 shares. Pequot Capital Management, Inc. holds voting and dispositive power for all shares held by Pequot Private Equity Fund III, L.P., and Pequot Offshore Private Equity Partners III, L.P. (collectively, the “Funds”). Patrick G. Enright is a Managing Director of Pequot Capital Management, Inc. and a General Partner of each of the Funds. Mr. Enright serves as a member of our board of directors and may be deemed to beneficially own the securities held of record by the Funds. Mr. Enright disclaims beneficial ownership of the shares held by the Funds, except to the extent of his pecuniary interest therein.

(4)	Includes 3,301,564 shares held of record ProQuest Investments II, L.P. and 138,639 shares held of record by ProQuest Investments II Advisors Fund, L.P. The natural persons affiliated with ProQuest Investments who have voting or investment power over these shares are Joyce Tsang, Jay Moorin, Alain Schreiber and Pasquale DeAngelis.
(5)	Includes 3,440,201 shares of record held by Sofinnova Venture Partners V, LP, Sofinnova Venture Affiliates V, LP, and Sofinnova Venture Principals V, LP and one share jointly owned by Michael F. Powell and Tana B. Powell. The natural person affiliated with Sofinnova Ventures, Inc. who has voting or investment power over these shares is Michael F. Powell. Dr. Powell, a member of our board of directors, disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(6)	Includes 3,440,202 shares of record held by Three Arch Partners III, L.P. and Three Arch Associates III, L.P. Wilfred E. Jaeger, who serves as a member of our board of directors, is a member of Three Arch Management III, L.L.C., which is the general partner for Three Arch Partners III, L.P. and Three Arch Associates III, L.P. Dr. Jaeger disclaims beneficial ownership of shares held by Three Arch Partners III, L.P., Three Arch Associates III, L.P. and Three Arch Management III, L.L.C., except to the extent of his pecuniary interest therein.
(7)	Includes 23,762 shares held by Sutter Hill Entrepreneurs Fund (AI), L.P., 60,170 shares held by Sutter Hill Entrepreneurs Fund (QP), L.P. and 2,345,737 shares held by Sutter Hill Ventures, a California Limited Partnership. Sutter Hill Ventures, LLC is the general partner of the partnerships mentioned herein. The managing directors of the general partner are natural persons who have voting or investment power over the shares held of record by the partnerships mentioned herein. These natural persons are David L. Anderson, G. Leonard Baker, Jr., William H. Younger, Jr., Tench Coxe, Gregory P. Sands, James C. Gaither, James N. White and Jeffrey W. Bird.
(8)	Includes 409,255 shares which we have the right to repurchase as of the date that is 60 days after September 15, 2005.
(9)	Includes 338,768 shares which we have the right to repurchase as of the date that is 60 days after September 15, 2005.
(10)	Includes 171,281 shares which we have the right to repurchase as of the date that is 60 days after September 15, 2005.
(11)	All 151,800 shares remain subject to a right of repurchase by us, which right of repurchase as to 1/4 of such shares will lapse as of January 15, 2006 and as to the remainder of such shares, at a rate of 1/36th per month for each month thereafter.
(12)	Includes 2,309,382 held by entities affiliated with Morgenthaler Partners VII, L.P. (MP VII) and 15,000 shares held of record by Dr. Ralph E. Christoffersen, a member of our board of directors and a Member of Morgenthaler Management Partners VII, LLC, the managing partner of MP VII. Dr. Christoffersen shares voting or investment power over the 2,309,382 shares held by entities affiliated with Morgenthaler Partners VII, LLC, with Robert C. Bellas, Jr., Greg E. Blonder, James W. Broderick, Andrew S. Lanza, Theodore A. Laufik, Paul H. Levine, Gary R. Little, John D. Lutsi, Gary J. Morgenthaler, Robert D. Pavey, G. Gary Shaffer, Peter G. Taft. Dr. Christoffersen disclaims beneficial ownership in these shares, except to the extent of his pecuniary interest.
(13)	Includes 3,553,725 shares which may be deemed to be beneficially owned by Pequot Capital Management, Inc., the investment manager of Pequot Private Equity Fund III, L.P., the holder of record of 3,114,659 shares, and Pequot Offshore Private Equity Partners III, L.P., which may be deemed to be the holder of record of 439,066 shares, and 15,000 shares held by Patrick G. Enright in the form of an option grant. Pequot Capital Management, Inc. holds voting and dispositive power for all shares held by Pequot Private Equity Fund III, L.P., and Pequot Offshore Private Equity Partners III, L.P. (collectively, the “Funds”). Mr. Enright is a Managing Director of Pequot Capital Management, Inc. and a General Partner of each of the Funds. Mr. Enright serves as a member of our board of directors and may be deemed to beneficially own the securities held of record by the Funds. Mr. Enright disclaims beneficial ownership of the shares held by the Funds, except to the extent of his pecuniary interest.

(14)	Includes 3,440,202 shares held of record by Three Arch Partners III, L.P. and Three Arch Associates III, L.P. and 15,000 shares held by Dr. Wilfred E. Jaeger. Dr. Jaeger, a member of our board of directors, is a member of Three Arch Management III, L.L.C., which is the general partner for Three Arch Partners III, L.P. and Three Arch Associates III, L.P. Dr. Jaeger disclaims beneficial ownership of shares held by Three Arch Partners III, L.P., Three Arch Associates III, L.P. and Three Arch Management III, L.L.C., except to the extent of his pecuniary interest therein.
(15)	Includes 3,440,201 shares held of record by Sofinnova Venture Partners V, LP, Sofinnova Venture Affiliates V, LP and Sofinnova Venture Principals V, LP, one share jointly owned by Michael F. Powell and Tana B. Powell and 15,000 shares held by Michael F. Powell. Michael F. Powell, a member of our board of directors and a Managing Member of Sofinnova Venture Partners, has voting or investment power over these shares.
(16)	15,518 of these shares are subject to a right of repurchase by us, which right of repurchase lapses at the rate of 1/36th per month commencing September 22, 2004 and 12,144 of these shares vest on the anniversary of Dr. Halter’s appointment to our board of directors commencing in 2005.
(17)	15,518 of these shares are subject to a right of repurchase by us, which right of repurchase lapses at the rate of 1/36th per month commencing September 22, 2004 and 12,144 of these shares vest on the anniversary of Dr. Parker’s appointment to our board of directors commencing in 2005.
(18)	Total number of shares includes common stock held by entities affiliated with directors and executive officers. See footnotes 1 through 17 above.

DESCRIPTION OF CAPITAL STOCK

The description below of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws. These documents are filed as exhibits to the registration statement of which this prospectus is a part.

Our amended and restated certificate of incorporation authorizes the issuance of up to 150,000,000 shares of common stock, par value $0.001 per share, and 2,000,000 shares of preferred stock, par value $0.001 per share. The rights and preferences of the preferred stock may be established from time to time by our board of directors. As of September 15, 2005, we had 30,860,256 shares of common stock outstanding, held by 122 stockholders of record as of such date. Upon the closing of this offering, there will be 37,110,256 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option or additional exercise of outstanding options. As of September 15, 2005 there were no shares of preferred stock outstanding.

Common Stock

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, except matters that relate only to one or more of the series of preferred stock and each holder does not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose.

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Holders of common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares of common stock offered by us in this offering, when issued and paid for, will be fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate in the future.

Preferred Stock

Our board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue up to an aggregate of 2,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of us. We have no present plans to issue any shares of preferred stock.

Warrant

On March 27, 2003, in connection with our loan and security agreement with Silicon Valley Bank, we issued to Silicon Valley Bank a warrant to purchase 38,000 shares of Series A Preferred stock convertible into 23,073 shares of our common stock at an exercise price of $1.65 per share after giving effect to a 1 for 1.6469 reverse stock split effected January 26, 2005. On August 10, 2005, Silicon Valley Bank exercised the warrants in full. Under the terms of the warrant agreement, Silicon Valley Bank elected to reduce the number of shares purchased in lieu of making a cash payment to us. As a result, Silicon Valley Bank received 19,269 shares of common stock.

Options

We filed a registration statement on Form S-8 under the Securities Act covering 3,523,160 shares of common stock reserved for issuance under our 2001 Equity Incentive Plan, 2004 Equity Incentive Plan and 2004 Employee Stock Purchase Plan. Common stock registered under that registration statement will, subject to vesting provisions and limitations as to the volume of shares that may be held by our affiliates under the Rule 144 described above, be available for sale in the open market unless the holder is subject to the 90-day lock-up period. See “Shares Eligible for Future Sale—Lock-Up Agreements” for a discussion of the lock-up agreements.

As of June 30, 2005, options to purchase 493,488 shares of common stock were issued and outstanding at a weighted average exercise price of $3.17 per share.

Registration Rights

We and the holders of our preferred stock entered into an amended and restated investor rights agreement, dated November 17, 2003 and amended effective February 2, 2004. This agreement provides these holders with customary demand and piggyback registration rights with respect to the shares of common stock issued to them upon conversion of our preferred stock in connection with our initial public offering.

Pursuant to the terms of our warrant issued to Silicon Valley Bank, Silicon Valley Bank has customary piggyback registration rights with respect to the 19,269 shares of common stock issued upon exercise of its warrant.

Demand Registration

According to the terms of the amended and restated investor rights agreement, holders of 75% of our common stock issued upon conversion of our outstanding preferred stock (not including common stock sold to the public under Rule 144, pursuant to a registration statement or held by a holder not having rights under the amended and restated investor rights agreement) have the right to require us to register their shares with the SEC for resale to the public. To demand such a registration, holders who hold together an aggregate of at least 75% of the shares held by persons with such registration rights pursuant to that agreement must request a registration statement to register at least a majority of all shares held by persons with such registration rights. We are not required to effect more than two demand registrations. We have currently not effected, or received a request for, any demand registrations.

Piggyback Registration

If we file a registration statement for a public offering of any of our securities solely for cash, other than a registration statement relating solely to our stock plans, the holders of demand registration rights will have the right to include their shares in the registration statement. The holders of the warrant to purchase preferred stock has piggyback registration rights as well. Piggyback registration rights have been waived with respect to the offering covered by the registration statement of which this prospectus is a part.

Form S-3 Registration

At any time after we become eligible to file a registration statement on Form S-3, the holders of preferred stock having both demand and piggyback registration rights may require us to file a Form S-3 registration statement. We are obligated to file only two Form S-3 registration statement in any 12-month period. Furthermore, the aggregate offering proceeds of the requested Form S-3 registration, before deducting underwriting discounts and expenses, must be at least $1,000,000.

These registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of common stock to be included in the registration. We are generally required to bear the expenses of all registrations, except underwriting discounts and commissions. However, we will not pay for any expenses of any demand or S-3 registration if the request is subsequently withdrawn by the holders who requested such registration unless the withdrawal is based on material adverse information about us not available at the time of the registration request or the right to demand one registration is forfeited by all holders of the right. The investors rights agreement also contains our commitment to indemnify the holders of registration rights for losses attributable to statements or omissions by us incurred with registrations under the agreement.

Effect of Certain Provisions of our Amended and Restated Certificate of Incorporation and Bylaws and the Delaware Anti-Takeover Statute

Amended and Restated Certificate of Incorporation and Bylaws

Some provisions of Delaware law and our amended and restated certificate of incorporation and bylaws contain provisions that could make the following transactions more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to promote stability in our management. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

•	Undesignated Preferred Stock. The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

•	Stockholder Meetings. Our charter documents provide that a special meeting of stockholders may be called only by the chairman of our board of directors or by our president, or by a resolution adopted by a majority of our board of directors.

•	Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board of directors.

•	Elimination of Stockholder Action by Written Consent. Our amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

•	Amendment of Bylaws. Any amendment of our bylaws by our stockholders requires approval by holders of at least 66 2/3% of our then outstanding common stock, voting together as a single class.

•	Staggered Board of Directors. Our amended and restated certificate of incorporation provide for the division of our board of directors into three classes, as nearly equal in size as possible, with staggered three-year terms. Under our amended and restated certificate of incorporation and amended and restated bylaws, any vacancy on the board of directors, including a vacancy resulting from an enlargement of the board of directors, may only be filled by vote of a majority of the directors then in office. The classification of the board of directors and the limitations on the removal of directors and filling of vacancies would have the effect of making it more difficult for a third party to acquire control of us, or of discouraging a third party from acquiring control of us.

•	Amendment of Amended and Restated Certificate of Incorporation. Amendments to certain provisions of our amended and restated certificate of incorporation require approval by holders of at least 66 2/3% of our then outstanding common stock, voting together as a single class.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the General Corporation Law of the State of Delaware.    This law prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of our assets involving the interested stockholder;

•	in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Limitation of Liability

Our amended and restated certificate of incorporation provides that no director shall be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director, except that the limitation shall not eliminate or limit liability to the extent that the elimination or limitation of such liability is not permitted by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended.

The Nasdaq National Market

Our common stock is listed on The Nasdaq National Market under the symbol “THLD.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC, 525 Market Street, Suite 3500, San Francisco, California 94105.

SHARES ELIGIBLE FOR FUTURE SALE

Upon the completion of this offering, 37,110,256 shares of common stock will be outstanding, assuming the issuance of an aggregate of 6,250,000 shares of common stock in this offering. The number of shares outstanding after this offering is based on the number of shares outstanding as of September 15, 2005 and assumes no exercise of the underwriters’ over-allotment right or any outstanding options. The 6,250,000 shares sold in this offering will be freely tradable without restriction under the Securities Act, unless those shares are purchased by affiliates as that term is defined in Rule 144 under the Securities Act.

Of the 30,860,256 shares of common stock held by existing stockholders as of September 15, 2005, 4,725,153 shares are freely tradable and available for immediate resale and 26,135,103 shares are restricted shares that will be available for resale in the public market in reliance on Rules 144, 144(k) and 701 at various times following this offering, subject in some cases to volume and other limits and the terms of the lock-up agreements described below. Of these restricted shares, 21,530,472 are subject to lock-up agreements, as described below. At various times beginning 90 days after the date of the final prospectus delivered in connection with this offering, these shares subject to the lock-up agreements will be released from such lock-up agreements and will be eligible for sale under previously filed registration statements, or Rules 144, 144(k) or 701, subject in some cases to volume and manner of sale limitations.

Sales of Restricted Shares and Shares Held by Our Affiliates

In general, under Rule 144 as currently in effect, an affiliate of us or a person, or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner except an affiliate of us, would be entitled to sell within any three month period a number of shares that does not exceed the greater of 1% of our then outstanding shares of common stock or the average weekly trading volume of our common stock on The Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. Any person, or persons whose shares are aggregated, who is not deemed to have been an affiliate of us at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least two years including any period of ownership of preceding non-affiliated holders, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisors prior to the date the issuer becomes subject to the reporting requirements of the Exchange Act. To be eligible for resale under Rule 701, shares must have been issued in connection with written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this offering. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above may be sold by persons other than affiliates, subject only to the manner of sale provisions of Rule 144, and by affiliates, under Rule 144 without compliance with its one-year minimum holding period.

We have reserved an aggregate of 2,428,805 shares of common stock for issuance under our 2004 Equity Incentive Plan and 750,000 shares of common stock for issuance under our 2004 Employee Stock Purchase Plan.

We filed a registration statement on Form S-8 under the Securities Act covering 3,523,160 shares of common stock reserved for issuance under our 2001 Equity Incentive Plan, 2004 Equity Incentive Plan and 2004 Employee Stock Purchase Plan. Common stock registered under that registration statement will, subject to vesting provisions and limitations as to the volume of shares that may be held by our affiliates under the Rule 144 described above, be available for sale in the open market unless the holder is subject to the 90-day lock-up period.

We have agreed not to sell or otherwise dispose of any shares of common stock during the 90-day period following the date of this prospectus, except we may issue, and grant options to purchase, shares of common stock under the 2004 Employee Stock Purchase Plan and the 2004 Equity Incentive Plan.

Lock-Up Agreements

Each of our executive officers, directors and certain of our stockholders holding an aggregate of 21,530,472 shares of our common stock will have entered into lock-up agreements prior to the commencement of this offering providing, subject to exceptions, that they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, without the prior written consent of Morgan Stanley & Co. Incorporated for a period of 90 days after the date of this prospectus. The 90-day lock-up period may be extended under certain circumstances where we release, or pre-announce a release of, our earnings or material news or a material event shortly before or after the termination of the 90-day period.

The foregoing does not prohibit open market purchases and sales of our common stock by such holders after the completion of this offering and transfers or dispositions by our officers, directors and stockholders can be made sooner, provided that the transferee agrees to be bound by the 90-day lock-up period:

•	as a gift or by will or intestacy; and

•	distribution by such holders to their limited partners or stockholders.

Morgan Stanley & Co. Incorporated in its sole discretion and at any time without notice, subject to the NASD’s Conduct Rules, may release all or any portion of the securities subject to lock-up agreements. When determining whether or not to release shares from the lock-up agreements, Morgan Stanley & Co. Incorporated will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. Following the expiration of the 90-day lock-up period, additional shares of common stock will be available for sale in the public market subject to compliance with Rule 144.

Registration Rights

Upon completion of this offering, the holders of 22,072,032 shares of our common stock, or their transferees, have rights to require or participate in the registration of those shares under the Securities Act. For a detailed description of these registration rights see “Description of Capital Stock—Registration Rights.”

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated as of the date of this prospectus, the underwriters named below have severally agreed to purchase and we have agreed to sell to them, severally, the respective number of shares of common stock set forth opposite their names below:

Underwriter	Number of Shares
Morgan Stanley & Co. Incorporated	3,562,500
CIBC World Markets Corp.	1,687,500
Lazard Capital Markets LLC	1,000,000

Total	6,250,000

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus and the accompanying prospectus are subject to the approval of legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $.410 a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the underwriters. The total price to the public will be $65,375,000, the total underwriting discounts and commissions will be $3,922,500 and the total gross proceeds to us will be $61,452,500.

We and certain of our stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 937,500 additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent that the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of our common stock as the number listed opposite the underwriter’s name in the preceding table bears to the total number of shares of our common stock listed opposite the names of all underwriters in the preceding table. If the over-allotment option is exercised in full, the total price to the public would be $9,806,250, the total underwriting discounts and commissions would be $588,375. We would receive no proceeds from the sale of common stock by the selling stockholders to the underwriters as part of the over-allotment option. We will sell any exercised over-allotment shares not sold by the selling stockholders.

The estimated offering expenses payable by us are approximately $446,200, not including the underwriting discounts and commissions, which includes legal, accounting and printing costs and various other fees associated with registering and listing the common stock.

We and each of our executive officers, directors and certain of our stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, we will not, during the period ending 90 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock, whether any transaction described above is to be settled by delivery of common stock, or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to:

(i) transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering;

(ii) transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock as a bona fide gift or gifts;

(iii) distributions of shares of common stock or any security convertible into Common Stock to limited partners or stockholders of our executive officers, directors and greater than 5 percent beneficial stockholders;

(iv) issuances by us of shares of common stock upon the exercise of any options issued under our employee benefit plans that are outstanding as of the date of this prospectus;

(v) grants by us of options to purchase shares of common stock under our employee benefits plans as in effect on the date of this prospectus; and

(vi) issuances by us of shares of common stock under our employee stock purchase plan as in effect on the date of this prospectus;

provided that in the case of any transfer or distribution referred to in clauses (ii), and (iii) above, such donee, transferee or distributee shall execute and deliver to Morgan Stanley & Co. Incorporated an agreement to be bound by the restrictions set forth above.

The 90-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 90-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period;

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing this offering that could adversely affect investors who purchase shares in this offering. In addition, in order to cover any over-allotments or to stabilize the price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing our common stock in this offering, if the syndicate repurchases previously distributed shares of our common stock to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

From time to time, Morgan Stanley & Co. Incorporated, CIBC World Markets Corp., Lazard Capital Markets LLC and their affiliates have provided, and may in the future provide, investment banking, commercial banking and financial advisory services to us, for which they have in the past received, and may in the future receive, customary fees. We and CIBC World Markets Corp. entered into an agreement in connection with a prior engagement of CIBC World Markets Corp. pursuant to which CIBC World Markets Corp. will credit us for fees or expenses payable to CIBC World Markets Corp., up to a maximum of $94,000, in connection with services rendered to us in this offering.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

No Public Offering Outside the United States

No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of our shares or the possession, circulation or distribution of this prospectus or any other material relating to us or our shares in any jurisdiction where action for that purpose is required. Accordingly, our shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with our shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Purchasers of the shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price on the cover page of this prospectus.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Heller Ehrman LLP, Menlo Park, California. Cooley Godward LLP, Palo Alto, California is counsel for the underwriters in connection with this offering.

EXPERTS

The financial statements of Threshold Pharmaceuticals, Inc. as of December 31, 2003 and 2004 and for the period from October 17, 2001 (date of inception) to December 31, 2004 (not separately presented herein) and for each of the three years in the period ended December 31, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement, or other document to which we make reference are not necessarily complete. In each instance, if we have filed a copy of such contract, agreement, or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the matter involved. Each statement regarding a contract, agreement or other document is qualified in all respects by reference to the actual document.

We are subject to the reporting and information requirements of the Securities Exchange Act of 1934 and file annual and quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of all or any part of the registration statement may be obtained from the SEC’s offices upon payment of fees prescribed by the SEC. The SEC maintains an Internet site that contains periodic and current reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. The address of the SEC’s website is www.sec.gov. We maintain a website at www.thresholdpharm.com and we make available free of charge on or through our website our SEC filings, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We have not incorporated by reference into this prospectus the information on, or accessible through, our website, and you should not consider it to be part of this document.

THRESHOLD PHARMACEUTICALS, INC.

(A DEVELOPMENT STAGE ENTERPRISE)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Threshold Pharmaceuticals, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Threshold Pharmaceuticals, Inc. (a development stage enterprise) at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, and cumulatively for the period from October 17, 2001 (date of inception) to December 31, 2004 (not separately presented herein), in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
San Jose, California March 30, 2005

THRESHOLD PHARMACEUTICALS, INC.

(A DEVELOPMENT STAGE ENTERPRISE)

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31,		June 30, 2005
	2003	2004
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$40,609	$14,339	$39,913
Marketable securities	209	14,326	14,618
Prepaid expenses and other current assets	128	1,604	1,324
Restricted cash	115	85	—

Total current assets	41,061	30,354	55,855

Property and equipment, net	199	1,667	1,878
Restricted cash	—	192	218
Other assets	10	—	—

Total assets	$41,270	$32,213	$57,951

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$281	$1,550	$1,112
Accrued clinical and development expenses	217	444	2,564
Accrued liabilities	220	1,062	1,827
Notes payable, current portion	166	331	314
Advance on research and development contract	—	5,000	5,000

Total current liabilities	884	8,387	10,817

Notes payable, less current portion	242	382	234
Deferred rent	—	78	117

Total liabilities	1,126	8,847	11,168

Commitments and contingencies (Note 7)

Redeemable convertible preferred stock, $0.001 par value:
Authorized: 33,886,484 shares
Issued and outstanding: 33,848,484 shares at December 31, 2003 and 2004 and no shares at June 30, 2005 (unaudited)
(Liquidation value: $50,000 at December 31, 2004)	49,839	49,839	—

Stockholders’ equity (deficit):
Preferred stock, $0.001 par value:
Authorized: 2,000,000 shares; No shares issued and outstanding
Common stock, $0.001 par value:
Authorized: 150,000,000 shares
Issued and outstanding: 184,709, 3,690,567 and 30,761,214 shares at December 31, 2003 and 2004 and at June 30, 2005 (unaudited), respectively	—	4	31
Additional paid-in-capital	2,685	24,619	115,325
Deferred stock-based compensation	(1,546)	(16,637)	(16,327)
Accumulated other comprehensive income	163	104	43
Deficit accumulated during the development stage	(10,997)	(34,563)	(52,289)

Total stockholders’ equity (deficit)	(9,695)	(26,473)	46,783

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$41,270	$32,213	$57,951

The accompanying notes are an integral part of these consolidated financial statements.

THRESHOLD PHARMACEUTICALS, INC.

(A DEVELOPMENT STAGE ENTERPRISE)

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Years Ended December 31,			Six Months Ended June 30,		Cumulative Period from October 17, 2001 (date of inception) to June 30, 2005
	2002	2003	2004	2004	2005
				(unaudited)		(unaudited)
	(In thousands, except per share data)
Operating expenses:
Research and development	$2,179	$6,252	$16,327	$6,130	$13,123	$37,916
General and administrative	306	2,057	7,649	3,097	5,306	15,517

Total operating expenses	2,485	8,309	23,976	9,227	18,429	53,433

Loss from operations	(2,485)	(8,309)	(23,976)	(9,227)	(18,429)	(53,433)
Interest income	27	65	443	193	720	1,254
Interest expense	—	(59)	(33)	(21)	(17)	(110)

Net loss	(2,458)	(8,303)	(23,566)	(9,055)	(17,726)	(52,289)
Dividend related to beneficial conversion feature of convertible preferred stock	—	(40,862)	—	—	—	(40,862)

Net loss attributable to common stockholders	$(2,458)	$(49,165)	$(23,566)	$(9,055)	$(17,726)	$(93,151)

Net loss per common share:
Basic and diluted	$(34.62)	$(501.68)	$(20.25)	$(12.90)	$(0.79)

Weighted average number of shares used in per common share calculations:
Basic and diluted	71	98	1,164	702	22,559

The accompanying notes are an integral part of these consolidated financial statements.

THRESHOLD PHARMACEUTICALS, INC.

(A DEVELOPMENT STAGE ENTERPRISE)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE PERIOD FROM OCTOBER 17, 2001 (DATE OF INCEPTION) TO JUNE 30, 2005

(in thousands, except share and per share data)

	Common Stock		Additional Paid-In Capital	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During the Development Stage	Total Stockholders’ Deficit
	Shares	Amount
Issuance of restricted common stock to a founder and member of the Board of Directors in October 2001 for cash at $0.02 per share	151,800	$—	$2	$—	$—	$—	$2
Net loss	—	—	—	—	—	(236)	(236)

Balances, December 31, 2001	151,800	—	2	—	—	(236)	(234)
Issuances of restricted common stock to a member of the Board of Directors for cash at $0.16 per share in January 2002	22,770	—	4	—	—	—	4
Issuance of common stock pursuant to an exercise of stock options for cash at $0.16 per share	2,428	—	—	—	—	—	—
Deferred stock-based compensation	—	—	25	(25)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	1	—	—	1
Non-employee stock-based compensation	—	—	21	—	—	—	21
Components of other comprehensive income (loss):
Unrealized loss on marketable securities	—	—	—	—	(1)	—	(1)
Net loss	—	—	—	—	—	(2,458)	(2,458)

Comprehensive loss							(2,459)

Balances, December 31, 2002	176,998	—	52	(24)	(1)	(2,694)	(2,667)
Issuance of common stock pursuant to exercise of stock options for cash at $0.16 per share	7,711	—	1	—	—	—	1
Issuance of a warrant to purchase Series A redeemable convertible preferred stock	—	—	44	—	—	—	44
Beneficial conversion feature related to issuance of Series B redeemable convertible preferred stock	—	—	40,862	—	—	—	40,862
Deemed dividend related to beneficial conversion feature of Series B redeemable convertible preferred stock	—	—	(40,862)	—	—	—	(40,862)
Deferred stock-based compensation, net of cancellations	—	—	2,332	(2,332)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	810	—	—	810
Non-employee stock-based compensation	—	—	256	—	—	—	256
Components of other comprehensive income (loss):
Change in unrealized gain (loss) on marketable securities	—	—	—	—	164	—	164
Net loss	—	—	—	—	—	(8,303)	(8,303)

Comprehensive loss							(8,139)

Balances, December 31, 2003	184,709	—	2,685	(1,546)	163	(10,997)	(9,695)
Issuance of common stock pursuant to exercise of stock options for cash	3,518,304	4	874	—	—	—	878
Deferred stock-based compensation, net of cancellations	—	—	20,385	(20,385)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	5,294	—	—	5,294
Non-employee stock-based compensation	—	—	681	—	—	—	681
Repurchase of unvested common stock	(12,446)	—	(6)	—	—	—	(6)
Components of other comprehensive income (loss):
Change in unrealized gain (loss) on marketable securities	—	—	—	—	(59)	—	(59)
Net loss	—	—	—	—	—	(23,566)	(23,566)

Comprehensive loss							(23,625)

Balances, December 31, 2004	3,690,567	4	24,619	(16,637)	104	(34,563)	(26,473)

The accompanying notes are an integral part of these consolidated financial statements.

THRESHOLD PHARMACEUTICALS, INC.

(A DEVELOPMENT STAGE ENTERPRISE)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE PERIOD FROM OCTOBER 17, 2001

(DATE OF INCEPTION) TO JUNE 30, 2005—(Continued)

(in thousands, except share and per share data)

	Common Stock		Additional Paid-In Capital	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During the Development Stage	Total Stockholders’ Deficit
	Shares	Amount
Issuance of common stock in an initial public offering, net of issuance costs of $5.1 million (unaudited)	6,112,601	6	37,677	—	—	—	37,683
Conversion of convertible preferred stock (unaudited)	20,552,812	21	49,817	—	—	—	49,838
Issuance of common stock pursuant to exercise of stock options for cash (unaudited)	426,436	—	216	—	—	—	216
Deferred stock-based compensation, net of cancellations (unaudited)	—	—	2,647	(2,647)	—	—	—
Amortization of deferred stock-based compensation (unaudited)	—	—	—	2,957	—	—	2,957
Non-employee stock-based compensation (unaudited)	—	—	354	—	—	—	354
Repurchase of unvested common stock (unaudited)	(21,202)	—	(5)	—	—	—	(5)
Components of other comprehensive income (loss):
Change in unrealized gain (loss) on marketable securities (unaudited)	—	—	—	—	(61)	—	(61)
Net loss (unaudited)	—	—	—	—	—	(17,726)	(17,726)

Comprehensive loss (unaudited)							(17,787)

Balances, June 30, 2005 (unaudited)	30,761,214	$31	$115,325	$(16,327)	$43	$(52,289)	$46,783

The accompanying notes are an integral part of these consolidated financial statements.

THRESHOLD PHARMACEUTICALS, INC.

(A DEVELOPMENT STAGE ENTERPRISE)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,			Six Months Ended June 30,		Cumulative Period from October 17, 2001 (date of inception) to June 30, 2005
	2002	2003	2004	2004	2005
				(unaudited)		(unaudited)
Cash flows from operating activities:
Net loss	$(2,458)	$(8,303)	$(23,566)	$(9,055)	$(17,726)	$(52,289)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	11	90	143	62	274	518
Stock-based compensation expense	22	1,066	5,975	1,689	3,311	10,374
Amortization of debt issuance costs	—	34	10	10	—	44
Loss on disposal of property and equipment	5	—	—	—	—	5
Changes in operating assets and liabilities:
Prepaids and other current assets	(272)	152	(189)	(985)	(1,032)	(1,349)
Accounts payable	262	(32)	699	216	132	1,112
Accrued clinical and development expenses	(7)	209	227	208	2,121	2,564
Accrued liabilities	(32)	125	823	862	782	1,826
Advance on research and development contract	—	—	5,000	—	—	5,000
Deferred rent	—	—	78	—	39	117

Net cash used in operating activities	(2,469)	(6,659)	(10,800)	(6,993)	(12,099)	(32,078)

Cash flows from investing activities:
Acquisition of property and equipment	(87)	(218)	(1,022)	(153)	(1,074)	(2,401)
Acquisition of marketable securities	(46)	—	(38,199)	(17,369)	(14,409)	(52,654)
Proceeds from sale of marketable securities	—	—	24,023	—	14,056	38,079
Restricted cash	(115)	—	(162)	—	85	(192)

Net cash used in investing activities	(248)	(218)	(15,360)	(17,522)	(1,342)	(17,168)

Cash flows from financing activities:
Proceeds from redeemable convertible preferred stock, net	8,741	40,862	—	—	—	49,839
Proceeds from issuance of common stock, net	4	1	872	—	38,970	37,683
Proceeds from issuance of unvested options	—	—	(1,287)	811	209	1,088
Proceeds from issuance of notes payable	—	510	490	122	—	1,000
Repayment of notes payable	—	(102)	(185)	(82)	(164)	(451)

Net cash provided by (used in) financing activities	8,745	41,271	(110)	851	39,015	89,159

Net increase (decrease) in cash and cash equivalents	6,028	34,394	(26,270)	(23,664)	25,574	39,913
Cash and cash equivalents, beginning of period	187	6,215	40,609	40,609	14,339	—

Cash and cash equivalents, end of period	$6,215	$40,609	$14,339	$16,945	$39,913	$39,913

Supplemental disclosures:
Cash paid for interest	$—	$14	$33	$21	$17	$64

Non-cash financing activities:
Accrued cost of acquisition of property and equipment	$—	$—	$589	$—	$—	$—

Deferred stock-based compensation	$25	$2,332	$20,385	$16,497	$2,647	$25,387

Fair value of redeemable convertible preferred stock warrant	$—	$44	$—	$—	$—	$44

Deferred offering costs in connection with initial public offering	$—	$—	$—	$(509)	$(1,287)	$(2,111)

Conversion of redeemable convertible preferred stock	$—	$—	$—	$—	$49,817	$49,817

Change in unrealized gain (loss) on marketable securities	$—	$—	—	$(73)	$(61)	$43

Dividend related to beneficial conversion feature of redeemable convertible preferred stock	$—	$40,862	$—	$—	$—	$40,862

The accompanying notes are an integral part of these consolidated financial statements.

THRESHOLD PHARMACEUTICALS, INC.

(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—THE COMPANY:

Threshold Pharmaceuticals, Inc. (the “Company”) was incorporated in the State of Delaware on October 17, 2001. The Company is a biotechnology company engaged primarily in the research, development and commercialization of targeted small molecule therapies initially for the treatment of cancer and benign prostatic hyperplasia. The Company is in the development stage and since inception, has devoted substantially all of its time and efforts to performing research, and development, raising capital and recruiting personnel.

In June 2005, the Company formed a wholly-owned subsidiary, THLD Enterprises (UK), Limited in the United Kingdom for purposes of conducting clinical trials in Europe. As of June 30, 2005, there has been no financial activity related to this entity.

All common share and per share amounts and the conversion ratios of the redeemable convertible preferred stock contained in the accompanying financial statement have been retroactively adjusted to reflect the stock split described in Note 12.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Unaudited Interim Financial Data

The accompanying balance sheet as of June 30, 2005, the statements of operations and of cash flows for the six months ended June 30, 2004 and 2005 and the cumulative period from October 17, 2001 (date of inception) to June 30, 2005, and the statement of stockholders’ equity (deficit) for the six months ended June 30, 2005 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company’s financial position at June 30, 2005 and results of operations and cash flows for the six months ended June 30, 2004 and 2005. The financial data and other information disclosed in these notes to financial statements related to the six month periods are unaudited. The results for the six months ended June 30, 2005 are not necessarily indicative of the results to be expected for the year ending December 31, 2005 or for any other interim period or for any future year.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly owned subsidiary, and reflect the elimination of intercompany accounts and transactions.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. All cash and cash equivalents are held in the United States of America in financial institutions and money market funds, which are unrestricted as to withdrawal or use.

THRESHOLD PHARMACEUTICALS, INC.

(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Restricted Cash

Restricted cash represents two certificates of deposit held at a financial institution. The certificates serve as collateral for the Company’s facility sublease agreements.

Marketable Securities

The Company classifies its marketable securities as “available-for-sale.” Such marketable securities are recorded at fair value and unrealized gains and losses are recorded as a separate component of stockholders’ deficit until realized. Realized gains and losses on sale of all such securities will be reported in net loss, computed using the specific identification cost method. The Company places its marketable securities primarily in U.S. government securities, corporate bonds and commercial paper.

Marketable securities include auction rate securities. These securities are structured as short-term, highly liquid investments that can be readily converted into cash every 30, 60 or 90 days. However, since the stated or contractual maturity of these securities is greater than 90 days, these securities are classified as marketable securities.

Fair value of financial instruments

The carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, accounts payable and accrued liabilities approximate fair value due to their relatively short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of the notes payable at December 31, 2004 approximates fair value. Estimated fair values for marketable securities, which are separately disclosed elsewhere, are based on quoted market prices for the same or similar instruments.

Concentration of credit risk and other risks and uncertainties

Financial instruments which potentially subject the Company to concentrations of risk consist principally of cash and cash equivalents. The Company’s cash and cash equivalents are invested in deposits with two major banks in the United States of America that management believes are creditworthy. The Company is exposed to credit risk in the event of default by the financial institutions for amounts in excess of Federal Deposit Insurance Corporation insured limits. The Company performs periodic evaluations of the relative credit standings of these financial institutions and limits the amount of credit exposure with any institution.

Any products developed by the Company will require approval from the U.S. Food and Drug Administration (“FDA”) or foreign regulatory agencies prior to commercial sales. There can be no assurance that the Company’s products will receive the necessary approvals. If the Company is denied such approvals or such approvals are delayed, it could have a material adverse effect on the Company.

The Company has three drug candidates in development, none of which have received regulatory approval. To achieve profitable operations, the Company must successfully develop, test, manufacture and market its products. There can be no assurance that any such products can be developed successfully or manufactured at an acceptable cost and with appropriate performance characteristics, or that such products will be successfully marketed. These factors could have a material adverse effect on the Company’s future financial results.

Deferred financing costs

Deferred financing costs include legal, accounting, printing, registration, and other costs associated with the Company’s initial public offering. These costs are classified as a current asset and will be offset against the proceeds of our initial public offering (“IPO”) (Note 12).

THRESHOLD PHARMACEUTICALS, INC.

(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property and equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets, generally three years. Leasehold improvements are amortized using the straight-line method over the estimated useful life of the improvement, or the lease term, if shorter. Maintenance and repairs are charged to operations as incurred. Upon sale or retirement of assets, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operations.

Impairment of long-lived assets

In accordance with the provisions of Statement of Financial Accounting Standards Board (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” (“SFAS No. 144”) the Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Under SFAS No. 144, an impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Impairment, if any, is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. The Company considers various valuation factors, principally discounted cash flows, to assess the fair values of long-lived assets. As of December 31, 2004, the Company has not incurred any such impairment losses.

Comprehensive income (loss)

Comprehensive income (loss) generally represents all changes in stockholders’ deficit except those resulting from investments or contributions by stockholders. The Company’s unrealized gain (loss) on available-for-sale marketable securities represents the only component of other comprehensive loss.

Research and development expenditures

Research and development costs are charged to research and development expense as incurred. Cost accruals for preclinical and clinical studies are based upon estimates of work completed under service agreements, milestones achieved and services performed. The Company’s estimates of work completed and associated cost accruals include its assessments of information received from third-party contract research organizations and the overall status of preclinical and clinical trial activities.

Income taxes

The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Segments

The Company operates in one segment, using one measurement of profitability to manage its business. All long-lived assets are maintained in the United States of America.

THRESHOLD PHARMACEUTICALS, INC.

(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net loss per common share

Basic net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted average number of vested common shares outstanding during the period. Diluted net loss per common share is computed by giving effect to all potential dilutive common shares, including options, common stock subject to repurchase, warrants and redeemable convertible preferred stock. A reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per common share follows (in thousands):

	Years Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
				(unaudited)
Numerator:
Net loss	$(2,458)	$(8,303)	$(23,566)	$(9,055)	$(17,726)
Dividend related to beneficial conversion feature of redeemable convertible preferred stock	—	(40,862)	—	—	—

Net loss attributable to common stockholders	$(2,458)	$(49,165)	$(23,566)	$(9,055)	$(17,726)

Denominator:
Weighted-average number of common shares outstanding	174	183	2,335	1,258	24,696
Less: Weighted-average shares subject to repurchase	(103)	(85)	(1,171)	(556)	(2,137)

Weighted-average number of common shares outstanding used in computing basic and diluted net loss per common share	71	98	1,164	702	22,559

The following outstanding options, common stock subject to repurchase, redeemable convertible preferred stock and warrants were excluded from the computation of diluted net loss per common share for the periods presented because including them would have had an antidilutive effect (in thousands):

	December 31,			June 30,
	2002	2003	2004	2004	2005
				(unaudited)
Redeemable convertible preferred stock	9,000	33,848	33,848	33,848	—
Options to purchase common stock	1,078	1,791	447	537	493
Shares issuable related to the ESPP	—	—	—	—	43
Common stock subject to repurchase	95	76	2,069	2,070	1,979
Warrants to purchase redeemable convertible preferred stock	—	38	38	38	—
Warrants to purchase common stock	—	—	—	—	23

Stock-based compensation

The Company uses the intrinsic value method of Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees,” (“APB No. 25”) in accounting for its employee stock options, and presents disclosure of pro forma information required under SFAS No. 123, “Accounting for Stock-Based Compensation (“SFAS No. 123”), as amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123” (“SFAS No. 148”).

THRESHOLD PHARMACEUTICALS, INC.

(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

If compensation expense had been determined based upon the fair value at the grant date for employee compensation arrangements, consistent with the methodology prescribed under SFAS No. 123, the Company’s pro forma net loss attributable to common stockholders and pro forma net loss per common share attributable to common stockholders under SFAS No. 123 would have been as follows (in thousands, except per share data):

	Years Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
				(unaudited)
Net loss attributable to common stockholders, as reported	$(2,458)	$(49,165)	$(23,566)	$(9,055)	$(17,726)
Add: Employee stock-based compensation included in reported net loss	1	810	5,294	1,462	2,957
Deduct: Employee total stock-based compensation determined under fair value method	(13)	(815)	(3,601)	(1,191)	(3,406)

Pro forma net loss attributable to common stockholders	$(2,470)	$(49,170)	$(21,873)	$(8,784)	$(18,175)

Net loss attributable to common stockholders per common share, basic and diluted:
As reported	$(34.62)	$(501.68)	$(20.25)	$(12.90)	$(0.79)

Pro forma	$(34.79)	$(501.73)	$(18.79)	$(12.51)	$(0.81)

Differences may not be representative of future compensation costs because options vest over several years and additional grants are made each year.

Prior to the closing of the Company’s initial public offering, the fair value of each option is estimated using the minimum value method. Following the offering, the value of each employee option and each employee purchase right under the Employee Stock Purchase Plan, which started in February 2005, has been estimated at the date of the grant using the Black-Scholes model, assuming the following weighted-average assumptions:

	Years Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
				(unaudited)
Employee Stock Options:
Weighted average risk-free interest rate	2.98%	1.98%	2.77%	2.72%	3.55%
Expected life (in years)	4	4	4	4	3.6
Dividend yield	—	—	—	—	—
Volatility	—	—	—	—	67%

Employee Stock Purchase Plan (ESPP):
Weighted average risk-free interest rate	—	—	—	—	3.34%
Expected life (in years)	—	—	—	—	0.5
Dividend yield	—	—	—	—	—
Volatility	—	—	—	—	67%

The grant date weighted average fair value per share of options granted during the years ended December 31, 2002, 2003 and 2004 was $0.05, $3.47 and $9.01, respectively, and for the six months ended June 30, 2004 and 2005 was $7.94 and $5.53 (unaudited), respectively.

THRESHOLD PHARMACEUTICALS, INC.

(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force (“EITF”) Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” which require that such equity instruments are recorded at their fair value on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest.

Recent accounting pronouncements

Share-based Payment:    In December 2004, the FASB issued SFAS No. 123 “Share-Based Payment.—An Amendment of FASB Statements No. 123 and 95” (“SFAS No. 123R”). The new pronouncement replaces the existing requirements under SFAS No. 123 and APB No. 25. According to SFAS No. 123R, all forms of share-based payments to employees, including employee stock options and employee stock purchase plans, would be treated as the same as any other form of compensation by recognizing the related cost in the statement of operations. This pronouncement eliminates the ability to account for stock-based compensation transactions using APB No. 25 and generally would require that such transactions be accounted for using a fair-value based method. For public companies, SFAS No. 123R is effective for awards and stock options granted, modified or settled in cash in annual periods beginning after June 15, 2005. The Company will adopt SFAS No. 123R on January 1, 2006. SFAS No. 123R provides transition alternatives for public companies to restate prior interim periods or prior years. Adoption of this statement could have a significant impact on the Company’s financial statements as the Company will be required to expense the fair value of its stock option grants and stock purchases under the Company’s employee stock purchase plan rather than disclose the impact on the Company’s net loss within our footnotes, as is the current practice. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. The Company is in the process of evaluating the impact of this standard on its financial statements.

Exchanges of Nonmonetary Assets:    On December 16, 2004, the FASB issued Statement No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. Statement 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. Statement 153 is effective for nonmonetary asset exchanges for fiscal periods beginning after June 15, 2005. The Company does not believe adoption of Statement 153 will have a material effect on its financial position, results of operations or cash flows.

Accounting Changes and Error Corrections:    On June 7, 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Statement 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles were required recognition via a cumulative effect adjustment within net income of the period of the change. Statement 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Statement 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the Statement does not change the transition provisions of any existing accounting pronouncements. The Company does not believe adoption of Statement 154 will have a material effect on its financial position, results of operations or cash flows.

THRESHOLD PHARMACEUTICALS, INC.

(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 3—MARKETABLE SECURITIES:

As of December 31, 2003 (in thousands):	Cost Basis	Unrealized Gain	Unrealized Loss	Fair Value
Common stock in a public company	$46	$163	$—	$209

As of December 31, 2004 (in thousands):	Cost Basis	Unrealized Gain	Unrealized Loss	Fair Value
Common stock in a public company	$46	$121	$—	$167
Corporate bonds	3,701	—	(11)	3,690
Government securities	4,285	—	(5)	4,280
Commercial paper	3,990	—	(1)	3,989
Auction rate securities	2,200	—	—	2,200

Total	$14,222	$121	$(17)	$14,326

As of June 30, 2005 (unaudited, in thousands):	Cost Basis	Unrealized Gain	Unrealized Loss	Fair Value
Common stock in a public company	$46	$59	$—	$105
Corporate bonds	4,603	—	(4)	4,599
Government securities	7,755	—	(6)	7,749
Commercial paper	1,570	—	(6)	1,564
Asset-backed securities	601	—	—	601

Total	$14,575	$59	$(16)	$14,618

NOTE 4—PROPERTY AND EQUIPMENT:

Property and equipment comprise the following (in thousands):

	December 31,
	2003	2004
Laboratory equipment	$270	$437
Computer equipment	30	73
Leasehold improvements	—	1,401

	300	1,911
Less: Accumulated depreciation	(101)	(244)

	$199	$1,667

NOTE 5—ACCRUED LIABILITIES:

Accrued liabilities comprise the following (in thousands):

	December 31,
	2003	2004
Professional services fees	$115	$395
Payroll and employee related expenses	77	449
Other accrued expenses	28	218

	$220	$1,062

THRESHOLD PHARMACEUTICALS, INC.

(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On March 27, 2003, the Company entered into a line of credit agreement with a financial institution under which the Company could borrow up to $1,000,000 for working capital requirements and equipment purchases through March 31, 2005. Each borrowing under the line of credit accrues interest at the greater of the treasury note rate plus 3.0% or a fixed rate of 5.5% per annum at the date of borrowing and is repayable in 36 monthly installments. As of December 31, 2004, the Company had borrowed $300,000 under its working capital line of credit and $700,000 under the equipment line of credit, for borrowings of $1,000,000 at an average interest rate of 5.8% per annum and has repaid $287,000. Borrowings under the equipment line of credit are collateralized by the related equipment. In connection with the agreement, the Company issued to the financial institution a warrant to purchase 38,000 shares of Series A redeemable convertible preferred stock (Note 8).

At December 31, 2004, future principal payments under the notes payable are as follows (in thousands):

Year Ending December 31,
2005	$331
2006	230
2007	152

Total	$713

Under the line of credit agreement, the Company is required to maintain the lower of 85% of its total cash and cash equivalents or $10,000,000 with the financial institution. At December 31, 2004, the Company was in compliance with this and all other covenants in the agreement.

NOTE 7—COMMITMENTS AND CONTINGENCIES:

On December 18, 2002, the Company entered into a noncancelable facility operating sublease which expired on December 31, 2004. In conjunction with the facility lease, the Company issued a standby letter of credit collateralized by a certificate of deposit in lieu of a security deposit for $85,000. The certificate of deposit is classified as restricted cash (Note 2).

On August 31, 2004, the Company entered into a noncancelable facility sublease agreement. The lease was effective October 1, 2004 and expires February 2010. The Company recognizes the rent expense using the straight line method. The future rental payments required by the Company under the noncancelable operating sublease as of December 31, 2004 are as follows (in thousands):

Years Ended December 31,
2005	$384
2006	400
2007	417
2008	518
2009 and thereafter	623

Future minimum rental payments	$2,342

Rent expense for the years ended December 31, 2002, 2003, 2004 and, cumulatively, for the period from October 17, 2001 (date of inception) to December 31, 2004 was $ 112,000, $447,000, $726,000 and $1,311,000, respectively, and for the six months ended June 30, 2004 and 2005 was $294,000 and $254,000, respectively.

On April 1, 2005 the Company entered into a noncancelable facility operating lease for approximately 6,489 square feet of laboratory space. The lease expires in February 2010. In connection with the execution of the lease,

THRESHOLD PHARMACEUTICALS, INC.

(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the Company paid a security deposit of approximately $25,000. The Company recognizes rent expense using the straight line method. The future rental payments required by the Company under the noncancelable operating lease at June 30, 2005 are as follows (unaudited, in thousands):

Years Ending December 31,
Remainder of 2005	$56
2006	139
2007	143
2008	146
2009	151
2010	25

Total	$660

License agreements

In November 2002, the Company entered into an exclusive license agreement with certain individuals for rights to certain patent applications. Under the terms of the agreement, the Company was required to make aggregate upfront payments of approximately $15,000. Based on the early stage of development and the uncertainty of the feasibility of the licensed technology, the upfront fees were expensed immediately as incurred. The Company is also required to make various milestone payments up to $700,000 in connection with regulatory filings and approvals and additional royalty payments upon product commercialization. No milestone or royalty payments have been made as of December 31, 2004.

In August 2003, the Company entered into an exclusive worldwide license and development agreement with a corporation for certain patent rights and technology associated with glufosfamide and its drug candidates in development. Under the terms of the agreement, the Company made an initial upfront payment of $100,000 and in December 2003, another milestone payment of $100,000. In November 2004, the Company made an additional milestone payment of $1.3 million. Total additional milestone payments in connection with the development of glufosfamide and United States of America and foreign regulatory submissions and approvals could equal $8.0 million. In addition, based on the attainment of specified sales thresholds the Company could be required to make payments totaling $17.5 million. The Company will also be required to make royalty payments upon product commercialization. No royalty payments have been made as of December 31, 2004.

In June 2004, the Company entered into an agreement with a corporation for rights to use regulatory documents and preclinical and clinical information pertaining to the active ingredient in TH-070 for the Company’s regulatory filings on TH-070 based products and for obtaining marketing authorizations world wide for such products. In consideration for the licenses under this agreement, the Company paid a one-time payment of approximately $374,000, in 2004. The Company is also obligated to pay milestone payments, with the next such milestone payment due in connection with the marketing approval of the first TH-070 based product in certain specified territories. In addition, there is a sales-based milestone due should sales of a Company product containing TH-070 exceed €50 million in one year. Future aggregate milestone payments under this agreement could total €1.8 million (approximately $2.4 million based on the exchange rate at December 31, 2004).

In November 2004, the Company entered into a Development Agreement with a corporate partner. Under this agreement, the Company received an upfront payment of $4.75 million to support the development of glufosfamide in the Asian countries covered by the agreement and an option payment of $250,000. The Company will be required to refund these payments and the agreement will terminate if the Company and its partner cannot agree to the development plan by June 15, 2005, or a later date agreed by the parties. Therefore, the $5.0 million

THRESHOLD PHARMACEUTICALS, INC.

(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

received has been classified as an advance on research and development contract on the accompanying balance sheet. The Company is responsible for all development activities and has no other funding obligations. The Company will also be required to make royalty payments upon product commercialization. The Company may terminate the agreement at any time by making certain payments ranging from $5.25 million to $15 million, depending on the stage of development. The Chief Operating Officer who is also a director of a subsidiary of the partner, is the wife of the Company’s Chief Executive Officer.

Indemnification

The Company enters into indemnification provisions under its agreements with other companies in the ordinary course of business, including business partners, contractors and parties performing its clinical trials. Pursuant to these arrangements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party as a result of the Company’s activities. The terms of these indemnification agreements are generally perpetual. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. The Company maintains commercial general liability insurance and products liability insurance to offset certain of its potential liabilities under these indemnification provisions.

The Company’s bylaws provide that it is required to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of a culpable nature to the fullest extent permissible by applicable law; and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

NOTE 8—REDEEMABLE CONVERTIBLE PREFERRED STOCK:

Under the Company’s Certificate of Incorporation, as amended, the Company is authorized to issue preferred stock in series. The Company’s Board of Directors is authorized to determine the rights, preferences and terms of each series. All shares of outstanding redeemable convertible preferred stock were converted into shares of the Company’s common stock upon the closing of the initial public offering (Note 12).

As of December 31, 2003 and 2004, the redeemable convertible preferred stock comprises:

	Number of Shares Designated and Authorized	Number of Shares Issued and Outstanding	Carrying Value	Liquidation Value per Share
Series A	9,038,000	9,000,000	$8,977,000	$1.00
Series B	24,848,484	24,848,484	40,862,000	$1.65

	33,886,484	33,848,484	$49,839,000

As of December 31, 2004, the rights, preferences, privileges and restrictions of Series A and B redeemable convertible preferred stock are:

Dividends

The holders of the Series B redeemable convertible preferred stock are entitled to receive noncumulative annual dividends at the rate of $0.132 per share when, as and if declared by the Board of Directors. Dividends on

THRESHOLD PHARMACEUTICALS, INC.

(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Series B redeemable convertible preferred stock shall be payable in preference to and prior to payment of dividends on Series A redeemable convertible preferred stock and common stock. If Series B redeemable convertible preferred stock have been paid in full or declared and set apart, the holders of the Series A redeemable convertible preferred stock are entitled to receive noncumulative annual dividends at the rate of $0.08 per share when, as and if declared by the Board of Directors. Dividends on Series A redeemable convertible preferred stock shall be payable in preference to and prior to payment of dividends on common stock. In the event that dividends are paid on common stock, dividends shall be paid on redeemable convertible preferred stock in an amount equal per share (on an as-if-converted basis) to the amount paid for each share of common stock. As of December 31, 2004 no dividends had been declared on any class of the Company’s capital stock.

Liquidation

A merger, consolidation or sale of all or substantially all of the assets of the Company which will result in the Company’s stockholders immediately prior to such transaction holding less than 50% of the voting power of the surviving, continuing or purchasing entity will be deemed to be a liquidation, dissolution or winding up of the Company.

In the event of any liquidation or winding up of the Company, the holders of the Company’s Series B redeemable convertible preferred stock are entitled to receive, prior to any distribution of the Company’s assets to and in preference to any distribution to holders of Series A redeemable convertible preferred stock and common stock, an amount equal to $1.65 per share for each outstanding share of Series B redeemable convertible preferred stock, plus any declared but unpaid dividends. If the Company’s assets are insufficient to provide for such preferential distributions, the holders of Series B redeemable convertible preferred stock will receive all of the Company’s remaining assets on a pro rata basis.

After distributions have been made to the holders of Series B redeemable convertible preferred stock, the holders of the Company’s Series A redeemable convertible preferred stock will be entitled to receive, prior to any distribution of the Company’s assets to and in preference to any distribution to holders of the common stock, an amount equal to $1.00 per share for each outstanding share of Series A redeemable convertible preferred stock, plus any declared but unpaid dividends. If the Company’s assets are insufficient to provide for such preferential distributions, the holders of Series A redeemable convertible preferred stock will receive all of the Company’s remaining assets on a pro rata basis.

Following full payment to the holders of Series A and B redeemable convertible preferred stock, the holders of common stock will be entitled to the remaining assets, if any, on a pro rata basis.

Redemption

The merger or consolidation of the Company into another entity or any transactions in which more than 50% of the voting power of the Company is disposed of or the sale, transfer or disposition of substantially all of the property or business of the Company is deemed a liquidation, dissolution, or winding up of the Company. These liquidation characteristics require classification of the redeemable convertible preferred stock outside of the stockholders’ deficit section as these factors are outside the control of the Company. The redeemable convertible preferred stock is not redeemable in any other circumstances.

Conversion

Each share of redeemable convertible preferred stock, at the option of the holder, is convertible at any time into the number of fully paid and non-assessable shares of common stock (adjusted to reflect stock dividends,

THRESHOLD PHARMACEUTICALS, INC.

(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

stock splits and recapitalization) that results from dividing the original issue price by the conversion price in effect at the time of the conversion. The original issue price of the Series A and B redeemable convertible preferred stock is $1.00 and $1.65 per share, respectively. The initial per share conversion price of the Series A and B redeemable convertible preferred stock is $1.00 and $1.65 per share, respectively. The per share conversion price of the Series A and B redeemable convertible preferred stock is $1.6469 and $2.7174, respectively, after giving effect to the reverse stock split described in Note 12 to the consolidated financial statements.

If not previously converted at the option of the holder, the conversion of the convertible preferred stock is automatic and will be converted at the then applicable prices upon the earlier of any of the following events: (i) affirmative election of the holders of at least 75% of the then outstanding shares of the redeemable convertible preferred stock, or (ii) the closing of a firm commitment underwritten public offering based on an effective registration statement under the Securities Act of 1933 for the issuance of common stock. The aggregate proceeds raised from the offering must exceed $50,000,000 prior to the underwriters’ discount and other offering costs, and with a pre-money valuation not less than $200,000,000.

All of the shares of redeemable convertible preferred stock were converted into 20,552,812 shares of common stock upon completion of the Company’s initial public offering (Note 12).

Voting rights

The holder of each share of the Company’s redeemable convertible preferred stock has the right to one vote for each share of common stock into which such redeemable convertible preferred stock could be converted.

As long as at least 6,000,000 shares of Series B redeemable convertible preferred stock remain outstanding, the Company must obtain approval from at least 60% of the then outstanding shares of Series B redeemable convertible preferred stock in order to amend the Certificate of Incorporation or Bylaws as related to Series B redeemable convertible preferred stock, or change or reclassify any shares of redeemable convertible preferred stock that adversely effects the rights, preferences or privileges relating to Series B redeemable convertible preferred stock.

As long as at least 4,000,000 shares of Series A redeemable convertible preferred stock remain outstanding, the Company must obtain approval from a majority of the then outstanding shares of Series A redeemable convertible preferred stock in order to amend the Certificate of Incorporation or Bylaws as related to Series A redeemable convertible preferred stock, or change or reclassify any shares that adversely effects the rights, preferences or privileges relating to Series A redeemable convertible preferred stock.

As long as at least 8,462,121 shares of Series A and Series B redeemable convertible preferred stock remain outstanding, the Company must obtain approval from at least 75% of the then outstanding Series A and Series B redeemable convertible preferred shares in order to change the authorized number of shares of common stock or redeemable convertible preferred stock, take actions that result in certain redemption or repurchase of any shares of common stock, result in a consolidation, merger or asset sale, declare or pay dividends, enter into a consolidation or sale of substantially all of its assets, or issue debt in excess of $500,000.

Sale of Series B redeemable convertible preferred securities

In November 2003, the Company sold an aggregate of 24,848,484 shares of Series B redeemable convertible preferred stock for net proceeds of approximately $40,862,000. The issuance of Series B redeemable convertible preferred stock resulted in a beneficial conversion feature, calculated in accordance with EITF

THRESHOLD PHARMACEUTICALS, INC.

(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

No. 00-27, “Application of Issue No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features of Contingently Adjustable Conversion Ratios” to Certain Convertible Instruments” based upon the conversion price of the preferred stock into common, and the fair value of the common stock at the date of issue. Accordingly, the Company has recognized approximately $40,862,000 as a charge to additional paid-in capital to account for the deemed dividend on the redeemable convertible preferred stock as of the issuance date in the year ended December 31, 2003. In accordance with the provisions of EITF No. 00-27, the amount of the deemed dividend related to the beneficial conversion feature is limited to the net proceeds received by the Company for the sale of the related securities and was recorded upon issuance of the Series B redeemable convertible preferred stock, as the Series B redeemable convertible preferred stock can be converted to common stock by the holder at any time.

Warrant

In connection with the line of credit agreement in March 2003, the Company issued a warrant to purchase an aggregate of 38,000 shares of Series A redeemable convertible preferred stock at an exercise price of $1.00 per share and were converted into a warrant to purchase 23,073 shares of common stock upon the closing of the initial public offering (Note 12). The warrant was fully vested and exercisable upon grant, and will expire in March 2013 or seven years after the closing date of the Company’s initial public offering, whichever is later. At the date of issuance, the aggregate fair value of the warrant was deemed to be $44,000, which was determined using the Black-Scholes valuation model with the following assumptions: term of 10 years, risk free rate of 4.33%, volatility of 70% and a dividend yield of zero. The fair value of the warrant has been reflected as an other asset and is being amortized to interest expense on a straight-line basis over the term of the line of credit.

NOTE 9—STOCKHOLDERS’ EQUITY (DEFICIT):

Common stock

Each share of common stock has the right to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding having priority rights as to dividends. No dividends have been declared or paid as of December 31, 2004.

On October 24, 2001, shares of restricted stock were issued to the Company’s founder and member of the Board of Directors under a restricted stock purchase agreement. On January 29, 2002, shares of restricted common stock were issued to a member of the Board of Directors under a restricted stock purchase agreement. Generally, the shares vest over a four-year period. The unvested shares of common stock are subject to repurchase by the Company in the event of termination of the employment or consulting relationship. Included in common stock as of December 31, 2004, 2003 and 2002 are 55,168, 75,970 and 95,367 shares subject to the Company’s right of repurchase, respectively.

2001 Equity Incentive Plan

In December 2001, as amended in November 2003, the Board of Directors authorized the 2001 Equity Incentive Plan (the “2001 Plan”) under which the Company may issue incentive stock options and nonstatutory stock options. As of December 31, 2004, the Company has reserved 4,250,409 shares of common stock for issuance under the 2001 Plan. Options may be granted at an exercise price not less than fair market value for incentive stock options and not less than 85% of fair market value for nonstatutory stock options. For employees holding more than 10% of the voting rights of all classes of stock, the exercise prices for incentive and

THRESHOLD PHARMACEUTICALS, INC.

(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

nonstatutory stock options may not be less than 110% of fair market value. The options may be exercised, in whole or in part, upon grant and generally vest over a four-year period. The 2001 Plan requires that options be exercised no later than ten years after the date of the grant. Included in common stock at December 31, 2004 are 2,013,977 shares subject to repurchase relating to options exercised prior to vesting at the lesser of fair market value or the exercise price.

Activity under the 2001 Plan and 2004 Plan (Note 12) is set forth below:

	Shares Available for Grant	Outstanding Options		Weighted Average Exercise Price
		Number of Shares	Exercise Price
Shares reserved at Plan inception	1,214,402	—	$—	$—

Balances, December 31, 2001	1,214,402	—	—	—
Options granted	(1,080,024)	1,080,024	0.16	0.16
Options exercised	—	(2,428)	0.16	0.16

Balances, December 31, 2002	134,378	1,077,596	0.16	0.16
Additional shares reserved	3,036,007	—	—	—
Options granted	(726,564)	726,564	0.16–0.26	0.16
Options exercised	—	(7,711)	0.16	0.16
Options canceled	5,568	(5,568)	0.16	0.16

Balances, December 31, 2003	2,449,389	1,790,881	0.16–0.26	0.16
Options granted	(2,222,333)	2,222,333	0.26–0.53	0.36
Options exercised	—	(3,518,304)	0.16–0.53	0.25
Options canceled	47,573	(47,573)	0.16–0.53	0.28

Balances, December 31, 2004	274,629	447,337	0.16–0.53	0.45
Additional shares reserved (unaudited)	2,428,805	—	—	—
Options granted (unaudited)	(472,587)	472,587	0.53–6.85	3.34
Options exercised (unaudited)	—	(426,436)	0.16–0.53	0.50
Options repurchased (unaudited)	33,646	—	0.16–0.53	0.34

Balances, June 30, 2005 (unaudited)	2,264,493	493,488	0.16–6.85	3.17

At December 31, 2004, stock options outstanding and vested by exercise price are as follows:

Options Outstanding and Exercisable			Options Vested
Exercise Price	Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Number Vested	Weighted Average Exercise Price
$0.16	74,595	7.78	49,997	$0.16
$0.26	26,946	9.19	4,743	0.26
$0.53	345,796	9.64	8,770	0.53

	447,337		63,510	0.21

THRESHOLD PHARMACEUTICALS, INC.

(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At June 30, 2005, stock options outstanding and vested by exercise price were as follows (unaudited):

Options Outstanding and Exercisable			Options Vested
Exercise Price	Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Number Vested	Weighted Average Exercise Price
$0.16	46,364	7.39	32,827	$0.16
$0.26	25,238	8.69	6,452	0.26
$0.53	192,786	8.99	51,974	0.53
$5.80	8,600	9.70	—	5.80
$6.26	172,000	9.88	8,749	6.26
$6.49	28,500	9.89	—	6.49
$6.85	20,000	9.93	—	6.85

	493,488		100,002	0.88

At December 31, 2003, the Company had 922,369 stock options vested at a weighted average exercise price of $0.16 per share.

Deferred stock-based compensation

During the years ended December 31, 2002, 2003, and 2004, the Company issued options to certain employees under the 2001 Plan with exercise prices below the fair market value of the Company’s common stock at the date of grant, determined with hindsight. In accordance with the requirements of APB No. 25, the Company has recorded deferred stock-based compensation for the difference between the exercise price of the stock option and the fair market value of the Company’s stock at the date of grant. This deferred stock-based compensation is amortized to expense on a straight-line basis over the period during which the Company’s right to repurchase the stock lapses or the options vest, generally four years. During the years ended December 31, 2002, 2003 and 2004, the Company has recorded deferred stock-based compensation related to these options of approximately $25,000, $2,332,000 and $14,376,000, net of cancellations, respectively.

In May 2004, the Company granted 386,778 options to employees to purchase shares of common stock at $0.53 per share. These options contained a call feature that allowed the Company to cancel the options by January 31, 2005 if the Company did not complete an initial public offering by December 31, 2004. If the Company had elected to exercise this call feature, the outstanding options would have been cancelled and any shares purchased pursuant to exercise of the options would be immediately repurchasable by the Company at the original purchase price. On December 14, 2004 the Company’s Board of Directors eliminated the call feature. Prior to the elimination of the call feature the Company applied variable accounting to these options, resulting in deferred stock-based compensation of $6,009,000 and stock compensation expense of $2,359,000 during the year ended December 31, 2004. Stock compensation expense was amortized in accordance with the provisions of FASB Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans” for these awards subject to variable accounting. At December 31, 2004, 257,444 of these options had been early exercised and were not vested.

THRESHOLD PHARMACEUTICALS, INC.

(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company granted stock options to employees with exercise prices below estimated fair market value on the date of grant as follows:

Grants Made During Quarter Ended	Number of Options Granted (000’s)	Weighted- Average Exercise Price Per Share	Weighted- Average Fair Value Per Share	Weighted- Average Intrinsic Value Per Share
December 31, 2002	101	$0.16	$0.41	$0.25
March 31, 2003	15	0.16	1.35	1.19
June 30, 2003	642	0.16	3.62	3.46
September 30, 2003	12	0.16	5.14	4.98
December 31, 2003	6	0.26	6.55	6.29
March 31, 2004	1,402	0.26	7.99	7.73
June 30, 2004	499	0.53	10.79	10.26
September 30, 2004	2	0.53	13.59	13.06
December 31, 2004	160	0.53	16.39	15.86
March 31, 2005 (unaudited)	228	0.53	16.39	15.86

There were no below-market grants subsequent to the initial public offering in February 2005.

Stock-based compensation expense related to options granted to employees was allocated to research and development and general and administrative as follows (in thousands):

	Years Ended December 31,			Six months ended June 30,
	2002	2003	2004	2004	2005
Research and development	$—	$57	$2,279	$588	$1,402
General and administrative	1	753	3,015	874	1,554

	$1	$810	$5,294	$1,462	$2,956

Stock-based compensation expense related to stock options granted to non-employees is recognized on a straight-line basis, as the stock options are earned. During the years ended December 31, 2004, 2003 and 2002, the Company issued options to non-employees. The options generally vest ratably over the time period the Company expects to receive services from the non-employee. The values attributable to these options are amortized over the service period and the unvested portion of these options were remeasured at each vesting date. The Company believes that the fair value of the stock options is more reliably measurable than the fair value of the services received. The fair value of the stock options granted were revalued at each reporting date using the Black-Scholes valuation model as prescribed by SFAS No. 123 using the following assumptions:

	Years Ended December 31,			Six months ended June 30,
	2002	2003	2004	2004	2005
Risk-free interest rate	4.76%	4.26%	4.38%	4.56%	4.25%
Expected life (in years)	10	10	10	10	10
Dividend yield	—	—	—	—	—
Expected volatility	70%	70%	70%	70%	80%

The stock-based compensation expense will fluctuate as the fair market value of the common stock fluctuates. In connection with the grant of stock options to non-employees, the Company recorded stock-based compensation of approximately $21,000, $256,000 and $681,000 for the years ended December 31, 2002, 2003

THRESHOLD PHARMACEUTICALS, INC.

(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and 2004, respectively, and $227,000 and $354,000 for the six months ended June 30, 2004 and 2005, respectively. Stock-based compensation expenses related to options granted to non-employees were entirely expensed to research and development.

Directors Compensation Program

On May 19, 2005, the Board of Directors approved revised compensation arrangements for non-employee directors of the Company. Effective May 19, 2005, non-employee directors receive an annual retainer. On May 19, 2005, each non-employee director was granted an option to purchase 15,000 shares of the Company’s common stock under the Company’s 2004 Equity Incentive Plan. In addition, at each annual meeting of stockholders of the Company, each non-employee director who has served as director at least six months prior to such meeting will receive an automatic grant of an option to purchase 15,000 shares of the Company’s common stock.

NOTE 10—INCOME TAXES:

A reconciliation of income taxes at the statutory federal income tax rate to net income taxes included in the accompanying statements of operations is as follows (in thousands):

	2002	2003	2004
U.S. federal taxes (benefit) at statutory rate	$(836)	$(2,823)	$(8,013)
State federal income tax benefit	—	—	(1,374)
Unutilized (utilized) net operating losses	833	2,539	6,075
Stock-based compensation	—	276	1,919
Research and development credits	—	—	(554)
Tax assets not benefited	3	8	1,947

Total	$—	$—	$—

The tax effects of temporary differences that give rise to significant components of the net deferred tax assets are as follows (in thousands):

	December 31,
	2002	2003	2004
Capitalized start-up costs	$126	$605	$1,014
Net operating loss carryforwards	947	3,407	9,482
Research and development credits	88	385	874
Other (stock-based compensation, accruals, reserves, depreciation)	4	49	852

Total deferred tax assets	1,165	4,446	12,222
Less: Valuation allowance	(1,165)	(4,446)	(12,222)

	$—	$—	$—

At December 31, 2004, the Company had federal and state net operating loss carryforwards of approximately $23,803,000 and $23,802,000 available to offset future regular taxable income. The Company’s federal and state net operating loss carryforwards will begin to expire in 2022 and 2014, if not used before such time to offset future taxable income or tax liabilities. For federal and state income tax purposes, a portion of the Company’s net operating loss carryforward is subject to certain limitations on annual utilization in case of changes in ownership, as defined by federal and state tax laws. The annual limitation may result in the expiration of the net operating loss before utilization.

THRESHOLD PHARMACEUTICALS, INC.

(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2004, the Company had research credit carryforwards of approximately $509,000 and $553,000 for federal and state income tax purposes, respectively. If not utilized, the federal carryforwards will expire in various amounts beginning in 2022. The California credit can be carried forward indefinitely.

The Company has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets. Management evaluates on a periodic basis the recoverability of deferred tax assets. At such time as it is determined that it is more likely than not that deferred tax assets are realizable, the valuation allowance will be reduced.

NOTE 11—EMPLOYEE BENEFIT PLAN:

In November 2002, the Company implemented a 401(k) Plan to provide a retirement savings program for the employees of the Company. The 401(k) Plan is maintained for the exclusive purpose of benefiting the 401(k) Plan participants. The 401(k) Plan is intended to operate in accordance with all applicable state and federal laws and regulations and, to the extent applicable, the provisions of Department of Labor regulations issued pursuant to ERISA Section 404(c). As of December 31, 2004, the Company did not make any contributions to the 401(k) Plan.

NOTE 12—SUBSEQUENT EVENTS:

Initial Public Offering

On February 4, 2005, the Company sold 5,333,333 shares of common stock in an initial public offering for aggregate gross proceeds of $37.3 million. After deducting the underwriters commission and offering expenses, the Company received net proceeds of $32.6 million. On March 4, 2005 the Company received an aggregate of $5.5 million from the exercise of the underwriters over allotment. After deducting the underwriter’s commission, the Company received net proceeds of $5.1 million. Upon completion of the initial public offering all redeemable convertible preferred stock converted to common stock.

2004 Equity Incentive Plan

On April 7, 2004, the Board of Directors adopted the 2004 Equity Incentive Plan (the “2004 Plan”), and received stockholder approval on January 10, 2005. The 2004 Plan became effective upon the completion of the Company’s initial public offering and provides for the granting of incentive stock options, nonstatutory stock options, stock appreciation rights, stock awards and cash awards to employees and consultants.

A total of 2,428,805 shares of common stock have been authorized for issuance pursuant to the 2004 Plan, plus any shares which have been reserved but not issued under the 2001 Plan or issued and forfeited after the date of the initial public offering, plus any shares repurchased at or below the original purchase price and any options which expire or become unexercisable after the initial public offering, thereafter plus all shares of common stock restored by the Board of Directors pursuant to the provision of the 2004 Plan that permits options to be settled on a net appreciation basis. The Company will not grant any options under the 2001 Plan after the effectiveness of the 2004 Plan. On January 1, 2006, and annually thereafter, the authorized shares will automatically be increased by a number of shares equal to the lesser of:

•	5% of the number of the Company’s shares issued and outstanding prior to the preceding December 31;

•	1,214,402 shares;

•	an amount determined by the Board of Directors.

THRESHOLD PHARMACEUTICALS, INC.

(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2004 Employee Stock Purchase Plan

Effective with the initial public offering, the Board of Directors approved the 2004 Employee Stock Purchase Plan (the “Purchase Plan”). The Purchase Plan contains consecutive, overlapping 24 month offering periods. Each offering period includes four six-month purchase periods. The price of the common stock purchased will be the lower of 85% of the fair market value of the common stock at the beginning of an offering period or at the end of the purchase period.

Reverse Stock Split

On January 10, 2005, the Company’s Board of Directors and stockholders approved a 1 for 1.6469 reverse stock split of the Company’s common shares. The stock split was affected on January 26, 2005. All common share and per share amounts and the conversion ratios of the redeemable convertible preferred stock contained in the accompanying consolidated financial statements were retroactively adjusted to reflect the stock split.

License Agreements

Pursuant to a Development Agreement entered into in November 2004, the Company and MediBIC Co. Ltd., signed a Development Plan on July 8, 2005 for the development of glufosfamide in certain Asian countries. Upon entering into the Development Agreement, the Company received an upfront payment of $4.75 million to support development expenses incurred by the Company, and a $250,000 option payment, which were recorded as “Advance on research and development contract” on the accompanying condensed consolidated balance sheets. The Company is responsible for all development expenses and will receive no other funding pursuant to the Development Agreement.

The upfront payments will be classified as “Deferred revenue” on the Company’s balance sheet, and will be recognized as revenue over the period in which the related development costs are incurred.

THRESHOLD PHARMACEUTICALS, INC.

(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 13—QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table presents certain unaudited quarterly financial information for the ten quarters ended June 30, 2005. In management’s opinion, this information has been prepared on the same basis as the audited financial statements and includes all adjustments necessary to present fairly the unaudited quarterly results of operations.

2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
(in thousands, except per share data)
Net loss attributable to common stockholders(1)	$(2,079)	$(2,447)	$(1,940)	$(42,699)
Basic and diluted net loss per share attributable to common stockholders	$(23.90)	$(25.50)	$(18.84)	$(391.73)
Shares used in computation of basic and diluted net loss per share	87	96	103	109

2004
(in thousands, except per share data)
Net loss attributable to common stockholders	$(2,793)	$(6,262)	$(6,648)	$(7,863)
Basic and diluted net loss per share attributable to common stockholders	$(23.87)	$(5.83)	$(4.80)	$(5.05)
Shares used in computation of basic and diluted net loss per share	117	1,075	1,385	1,556

2005
(in thousands, except per share data)
Net loss attributable to common stockholders	$(7,540)	$(10,186)
Basic and diluted net loss per share attributable to common stockholders	$(0.46)	$(0.36)
Shares used in computation of basic and diluted net loss per share	16,340	28,679

(1)	For the year ended December 31, 2003, we recorded a non-cash dividend of $40.9 million in the 4th quarter. This related to the issuance of convertible preferred shares and the beneficial conversion feature of preferred stock.